2025

enova

Annual Report

Year in Review

Our Mission

Helping hardworking people get access to fast, trustworthy credit.

Dear Fellow Shareholders,

2025 was a landmark year for Enova, defined by the strongest financial results in our history and a strategic acquisition that will redefine our future. Our diversified product offerings, disciplined execution, flexible online-only model, proven risk management and experienced team continued to differentiate our performance. We also announced the acquisition of Grasshopper Bancorp, which will allow Enova to become a nationally chartered digital bank and lays the foundation for our future transformation and growth. This combination unites our world-class technology and lending capabilities with a national banking infrastructure, expanding our ability to better serve the millions of consumers and small businesses historically overlooked by traditional banks with a more comprehensive suite of financial products.

For over 20 years, Enova has served over 14 million customers and originated approximately $67 billion in loans and financing.[1] We have completed nearly 70 million transactions and accumulated more than 95 terabytes of customer behavior data, allowing us to continually refine our underwriting and grow responsibly. Our team of 1,836 employees is the backbone of our success, and their dedication continues to drive us forward.

Over the course of 2025, our portfolio grew to nearly $5 billion as we delivered record revenue and originations, and for the second consecutive year, we generated adjusted earnings per share (EPS) growth of greater than 30%.[2] Revenue increased 19%, and through continued credit discipline and operational efficiency, adjusted EPS increased 42%. These results reflect the strength of our diversified product offerings, our scalable online-only operating model, and our proprietary technology and analytics, which continue to enable us to grow responsibly while maintaining stable credit performance.



OVER

14

MILLION CUSTOMERS SERVED

1 Includes OnDeck originations prior to October 13, 2020.   2 Non-GAAP measure.

Enova Cumulative Originations[1,2]

Year	Cumulative Originations $	Cumulative Originations #
2012	$10.5B	22.5M
2013	$13.1B	27.4M
2014	$15.3B	31.9M
2015	$17.3B	35.5M
2016	$19.3B	39.3M
2017	$21.5B	43.2M
2018	$24.0B	47.5M
2019	$26.5B	51.4M
2020	$27.8B	53.5M
2021	$30.9B	55.7M
2022	$35.4B	58.2M
2023	$40.2B	61.1M
2024	$46.3B	65.0M
2025	$54.0B	69.3M

■ Cumulative Originations $ — Cumulative Originations #

1 Includes discontinued operations through 2018.
2 Enova includes OnDeck beginning October 2020.



Our diversified portfolio remains the bedrock of Enova's consistent, high-quality growth. At the end of 2025, our small business products represented 68% of our total portfolio, and consumer products represented 32%. Small business revenue increased 31% compared to 2024, while originations rose 36% to a record $5.5 billion. Small businesses are essential drivers of economic vitality and Enova is proud to support over 900 industries, serving a vast and vibrant cross-section of the economy by providing the vital capital for growth.

DIVERSIFIED SMB PORTFOLIO
ACROSS 900+ INDUSTRIES

[FOCUSED]
GROWTH

BALANCED GROWTH AND EXECUTION

Enova's Businesses

ondeck®   **HEADWAY** CAPITAL.   NetCredit®

Simplic   **CashNetUSA**   pangea®

Our consumer business continued to demonstrate strong demand and disciplined growth. Revenue from consumer loans and finance receivables increased 11% compared to 2024, and originations rose 9% to nearly $2.3 billion. By combining advanced analytics with a customer-first mindset, we meet our customers where they are — delivering transparent, accessible products designed to help them manage their immediate needs while building a path toward long-term financial confidence.

MEETING THE NEEDS OF UNDERSERVED POPULATIONS

Combined Receivables and Returns[1,2]



1 Including loans issued as part of our CSO program and, through 2018, loans from discontinued operations.
2 Return on equity is based on trailing 12-month adjusted net income, a non-GAAP measure.

PROVEN TECHNOLOGY & ANALYTICS
POWERED BY PROPRIETARY TECHNOLOGY AND MACHINE LEARNING



EXPANDING BANKING ACCESS TO MILLIONS THROUGH ACQUISITION OF GRASSHOPPER BANK

Our solid balance sheet and robust liquidity position have enabled us to navigate a range of operating environments while delivering on our commitment to drive long-term shareholder value through both continued investments in our business and share repurchases. During 2025, we repurchased 1.8 million shares at a cost of approximately $190 million. Our capital allocation priorities remain focused on maintaining balance sheet strength and financial flexibility, while continuing to opportunistically return capital and support our valuation through share repurchases. We continue to believe there is additional value inherent in the company given our consistent execution and expectations for continued profitable growth, especially with our expected transformation to a nationally-chartered digital bank during the second half of 2026.



Loan Performance

Consumer Portfolio[1,2,3]

>30 days delinquent as a % of combined loan and finance receivable balance

Charge-offs (net recoveries) as a % of average combined loan and finance receivable balance

Small Business Portfolio[4,5]

>30 days delinquent as a % of loan and finance receivable balance

Charge-offs (net recoveries) as a % of average loan and finance receivable balance

1 Amounts as a % of combined loan and receivable balance are determined using period-end balances.
2 Combined loan and finance receivable is a non-GAAP measure.
3 The average combined loan and finance receivable balance is the average of the month-end balances during the period.

4 Amounts as a % of loan and finance receivable balance are determined using period-end balances. Includes OnDeck data beginning October 2020.
5 The average loan and finance receivable balance is the average of the month-end balances during the period. Includes OnDeck data beginning October 2020.

Enova Values


CUSTOMER FIRST


accountable FOR RESULTS


OPERATE AS an OWNER


TOP TALENT and TEAMWORK


BEST answer wins

Enova's success in 2025 would not have been achievable without the industry-leading team we have built. Through our core values — Customer First, Accountable for Results, Operate as an Owner, Top Talent and Teamwork, and Best Answer Wins — we encourage our teams to challenge assumptions and continuously improve how we work. Innovation is at the core of who we are, and it is matched by a deep commitment to accountability and integrity. We're excited to celebrate our 13-year streak on Computerworld's 2026 *Best Places to Work in IT* list, as well as being recognized on Built In's *Best Places to Work* in Chicago, New York and Colorado. These recognitions reflect the creativity, teamwork and passion that fuel our teams. I am incredibly grateful to our team for their efforts, and I look forward to another great year ahead.

Gross AR Diversification by Product Type

- Consumer Line of Credit 20.0%
- Consumer Installment Loans 12.4%
- Small Business 67.6%

AS OF DECEMBER 31, 2025

Funding Mix and Capacity[1]

- Revolver Utilized $596
- Revolving Capacity $649
- Senior Note 2028 $400
- Term ABS $1,559
- Senior Note 2029 $500
- Secured Warehouses $1,470

AS OF DECEMBER 31, 2025

Revenue Diversification by Product Type

- Other 1.3%
- Small Business 43.2%
- Consumer 55.5%

YEAR ENDED DECEMBER 31, 2025

1 Total U.S. debt outstanding at Dec. 31, 2025, of $4.526B, including $0.4M Letters of Credit in the Revolver. Sources do not include last twelve months operating cash flow of $1.819B and unrestricted and restricted cash/cash equivalents of $408M as of Dec. 31, 2025.



We enter 2026 with considerable momentum and are well positioned to deliver another year of meaningful growth in originations, revenue and adjusted EPS. Our diversified product offerings — spanning multiple credit types, customer segments and geographies — allow us to meet customers where they are and adapt to changing market needs. This diversity, combined with our deep experience in the non-prime space and our disciplined unit economics, has built a resilient business capable of generating consistent results across a wide range of operating environments. As we move toward closing the Grasshopper Bank acquisition, we are not just expanding our capabilities; we are completing a strategic transformation that will solidify Enova's position as a premier, tech-driven financial institution dedicated to empowering the underserved for years to come.

2025 was a testament to the strength of our strategy and culture of execution. As we look ahead, we remain focused on driving sustainable, profitable growth and unlocking long-term value for our shareholders. We are grateful for your continued trust and are more confident than ever in the path we are building together.

Thank you for your continued support and investment in Enova.



Steve Cunningham
Chief Executive Officer
Enova International, Inc.

2025 Facts

Total Revenue of
$3.2 billion

Ending Receivables of
$4.9 billion

Resilient Balance Sheet With Strong Liquidity of
$1.1 billion[1]

Total Company Originations
$7.7 billion
27% Growth Year-Over-Year

1   Derived from $72M unrestricted cash + $336M restricted cash + $14M marketable securities + $649M warehouses/revolver.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-35503

enova.

Enova International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**45-3190813**
(State or other jurisdiction	**(I.R.S. Employer**
of incorporation or organization)	**Identification No.)**
175 West Jackson Blvd.	
Chicago, Illinois	**60604**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(312) 568-4200
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.00001 par value per share	ENVA	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter time that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of 23,940,686 shares of the registrant's common stock, par value $0.00001 per share, held by non-affiliates on June 30, 2025 was approximately $2,669,865,303.

At February 17, 2026 there were 25,010,319 shares of the registrant's Common Stock, $0.00001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2026 Annual Meeting of stockholders are incorporated by reference into Part III of this report.

ENOVA INTERNATIONAL, INC.

YEAR ENDED DECEMBER 31, 2025

INDEX TO FORM 10-K

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of senior management with respect to the business, financial condition, operations and prospects of Enova International, Inc. and its subsidiaries (collectively, the "Company"). When used in this report, terms such as "believes," "estimates," "should," "could," "would," "plans," "expects," "intends," "anticipates," "may," "forecast," "project" and similar expressions or variations as they relate to the Company or its management are intended to identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties that are beyond the ability of the Company to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause the Company's actual results to differ materially from those indicated in these statements. Key factors that could cause the Company's actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following:

- the effect of laws and regulations targeting our industry that directly or indirectly regulate or prohibit our operations or render them unprofitable or impractical;

- the effect of and compliance with domestic and international consumer credit, tax and other laws and government rules and regulations applicable to our business, including changes in such laws, rules and regulations, or changes in the interpretation or enforcement thereof, and the regulatory and examination authority of the Consumer Financial Protection Bureau with respect to providers of consumer financial products and services in the United States;

- our ability to consummate the pending acquisition of Grasshopper Bancorp, Inc. and Grasshopper Bank (collectively, "Grasshopper") and, if consummated, to successfully integrate Grasshopper Bank's insured bank functionality into our business and satisfy new regulatory requirements associated with owning an insured bank;

- the possibility that the anticipated benefits and synergies of the Grasshopper transaction are not realized when expected or at all, and that the proposed transaction may be more expensive to complete than anticipated, as well as the diversion of management's attention prior to and following the consummation of the transaction from ongoing business operations and opportunities;

- the effect of and compliance with enforcement actions, orders and agreements issued by applicable regulators;

- changes in federal or state laws or regulations, or judicial decisions involving licensing or supervision of commercial lenders, interest rate limitations, the enforceability of choice of law provisions in loan agreements, the validity of bank sponsor partnerships, the use of brokers or other significant changes;

- our ability to process or collect loans and finance receivables through the Automated Clearing House system;

- the deterioration of the political, regulatory or economic environment in countries where we operate or in the future may operate;

- the actions of third parties who provide, acquire or offer products and services to, from or for us;

- public and regulatory perception of the consumer loan business, small business financing and our business practices;

- the effect of any current or future litigation proceedings and any judicial decisions or rulemaking that affects us, our products or the legality or enforceability of our arbitration agreements;

- changes in demand for our services, changes in competition and the continued acceptance of the online channel by our customers;

- changes in our ability to satisfy our debt obligations or to refinance existing debt obligations or obtain new capital to finance growth;

- a prolonged interruption in the operations of our facilities, systems and business functions, including our information technology and other business systems;

- compliance with laws and regulations applicable to our international operations, including anti-corruption laws such as the Foreign Corrupt Practices Act and international anti-money laundering, trade and economic sanctions laws;

- our ability to attract and retain qualified officers;

- impacts on our business as the result of the January 2026 executive management changes;

- cyber-attacks or security breaches;

- acts of God, war or terrorism, pandemics and other events;

- inflation, interest rate and foreign currency exchange rate fluctuations;

- changes or adverse volatility in the capital markets, including the debt and equity markets;

- the effect of any of the above changes on our business or the markets in which we operate;

- the impact of shifting or uncertain economic conditions on our business and on our consumer and small business customers;

- risks related to any other acquisitions the Company may undertake in the future, including that the Company will not be able to successfully integrate any such acquired companies or that costs associated with such integration are higher than anticipated;

- the cost savings, synergies, growth and cash flows anticipated from any such acquisitions will not be fully realized or will take longer to realize than expected;

- litigation risk related to acquisitions; and

- other risks and uncertainties described herein.

The foregoing list of factors is not exhaustive and new factors may emerge or changes to these factors may occur that would impact the Company's business and cause actual results to differ materially from those expressed in any of our forward-looking statements. Additional information regarding these and other factors may be contained in the Company's filings with the Securities and Exchange Commission (the "SEC"), including on Forms 10-Q and 8-K. Readers of this report are encouraged to review all of the Risk Factors contained in Part I, Item 1A. Risk Factors to obtain more detail about the Company's risks and uncertainties. All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depends on many events, some or all of which are not predictable or within the Company's control. If one or more events related to these or other risks or uncertainties materialize, or if management's underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. The forward-looking statements in this report are made as of the date of this report, and the Company disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this report. All forward-looking statements in this report are expressly qualified in their entirety by the foregoing cautionary statements.

PART I

ITEM 1. BUSINESS

Overview

We are a leading technology and analytics company focused on providing online financial services. In 2025, we extended approximately $7.8 billion in credit or financing to borrowers. As of December 31, 2025, we offered or arranged loans or draws on lines of credit to consumers in 37 states in the United States and Brazil. We also offered or arranged financing to small businesses in 49 states and Washington D.C. in the United States. We use our proprietary technology, analytics and customer service capabilities to quickly evaluate, underwrite and fund loans or provide financing, allowing us to offer consumers and small businesses credit or financing when and how they want it. Our customers include the large and growing number of consumers and small businesses that have bank accounts but use alternative financial services because of their limited access to more traditional credit from banks, credit card companies and other lenders. We were an early entrant into online lending, launching our online business in 2004, and through December 31, 2025, we have completed approximately 69.3 million customer transactions and collected more than 95 terabytes of currently accessible customer behavior data since launch, allowing us to better analyze and underwrite our specific customer base. We have significantly diversified our business over the past several years having expanded the markets we serve and the financing products we offer. These financing products include installment loans and line of credit accounts.

We believe our customers highly value our products and services as an important component of their personal or business finances because our products are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict the performance of loans and finance receivables, our sophisticated customer acquisition programs, our dedication to customer service and our talented employees.

We have developed proprietary underwriting systems based on data we have collected over our more than 21 years of experience. These systems employ advanced risk analytics, including machine learning and artificial intelligence, to decide whether to approve financing transactions, to structure the amount and terms of the financings we offer pursuant to jurisdiction-specific regulations and to provide customers with their funds quickly and efficiently. Our systems closely monitor collection and portfolio performance data that we use to continually refine machine learning-enabled analytical models and statistical measures used in making our credit, purchase, marketing and collection decisions. Approximately 90% of models used in our analytical environment are machine learning-enabled.

Our flexible and scalable technology platforms allow us to process and complete customers' transactions quickly and efficiently. In 2025, we processed approximately 4.3 million transactions, and we continue to grow our loan and finance receivable portfolios and increase the number of customers we serve through desktop, tablet and mobile platforms. Our highly customizable technology platforms allow us to efficiently develop and deploy new products to adapt to evolving regulatory requirements and consumer preference, and to enter new markets quickly. In October 2020, we acquired, through a merger, On Deck Capital Inc. ("OnDeck"), a small business lending company offering lending and funding solutions to small businesses, to expand our small business offerings. In March 2021, we acquired Pangea Universal Holdings ("Pangea"), which provides mobile international money transfer services to customers in the U.S with a focus on Latin America and Asia. These products and services have allowed us to further diversify our product offerings and customer base.

We have been able to consistently acquire new customers and successfully generate repeat business from returning customers when they need financing. We believe our customers are loyal to us because they are satisfied with our products and services. We acquire new customers from a variety of sources, including visits to our own websites, mobile sites or applications, and through direct marketing, affiliate marketing, lead providers and relationships with other lenders. We believe that the online convenience of our products and our 24/7 availability to accept applications with quick approval decisions are important to our customers.

Once a potential customer submits an application, we quickly provide a credit or purchase decision. If a loan or financing is approved, we or our lending partner typically fund the loan or financing the next business day or, in some cases, the same day. During the entire process, from application through payment, we provide access to our well-trained customer service team. All of our operations, from customer acquisition through collections, are structured to build customer satisfaction and loyalty, in the event that a customer has a need for our products in the future. We have developed a series of sophisticated proprietary scoring models to support our various products. We believe that these models are an integral component of our operations and allow us to complete a high volume of customer transactions while actively managing risk and the related credit quality of our loan and finance receivable portfolios. We believe our successful application of these technological innovations differentiates our capabilities relative to competing platforms as evidenced by our history of strong growth and stable credit quality.

Products and Services

Our online financing products and services provide customers with a deposit of funds to their bank account in exchange for a commitment to repay the amount deposited plus fees and/or interest. We originate, arrange, guarantee, purchase or purchase a participating interest in installment loans and line of credit accounts to consumers and small businesses. We have one reportable segment that includes all of our online financial services. Our loans and finance receivables generally have regular payments that amortize principal. Interest income is generally recognized on an effective, non-accelerated yield basis over the contractual term of the installment loan or estimated outstanding period of the draw on line of credit accounts.

Consumer installment loans. Certain subsidiaries (i) directly offer installment loans, (ii) as part of our Bank Programs, as discussed below, purchase, or purchase a participating interest in, installment loans or (iii) as part of our CSO program, arrange and guarantee installment loans, as discussed below, to consumers in 37 states in the United States. Internationally, we also offer or arrange unsecured consumer installment loan products in Brazil. Terms for our consumer installment loan products range between 3 and 60 months with an average contractual term of 39 months. These loans have regular payments that amortize principal. Loan sizes for these products range between $300 and $10,000. The majority of these loans accrue interest daily at a fixed rate for the life of the loan and have no fees. The average annualized yield for these loans was 90% for the year ended December 31, 2025. Loans may be repaid early at any time with no additional prepayment charges.

Small business installment loans. Certain subsidiaries offer, or arrange through our Bank Programs, small business installment loans in 49 states and in Washington D.C. in the United States. Terms for these products range between 6 and 24 months with an average contractual term of 15 months. These loans have regular payments that amortize principal. Loan sizes for these products range between $5,000 and $400,000. There is generally a fee paid upon origination, and total interest is typically calculated at a fixed rate for the life of the loan. A portion of the interest is forgivable if prepaid early, although we also offer a full prepayment forgiveness option at a higher interest rate. The average annualized yield for these products was 48% for the year ended December 31, 2025.

Consumer line of credit accounts. Certain subsidiaries directly offer, or purchase participation interests in receivables through our Bank Programs, new consumer line of credit accounts in 31 states (and continue to service existing line of credit accounts in two additional states) in the United States. Line of credit accounts allow customers to draw on their unsecured line of credit in increments of their choosing up to their credit limit, which ranges between $100 and $7,000. Customers may pay off their account balance in full at any time or make required minimum payments in accordance with the terms of the line of credit account. The repayment period varies depending upon certain factors, which may include outstanding principal and differences in minimum payment calculations by product. Customers are typically charged a fee when funds are drawn and subsequently incur fee- or interest-based charges at a fixed rate, depending upon the product and the state in which the customer resides. The average annualized yield for these products was 147% for the year ended December 31, 2025.

Small business line of credit accounts. Certain subsidiaries offer, or arrange through our Bank Programs, small business line of credit accounts in 49 states and in Washington D.C. in the United States. Terms for these products range between 12 and 24 months with regular payments that amortize principal. Loan sizes for these products range between $5,000 and $200,000. Interest is calculated at a fixed rate based on the outstanding balance. There is generally no fee paid upon origination with the exception of one of our small business line of credit products, which has an origination fee when allowed by state law. The average annualized yield for these products was 49% for the year ended December 31, 2025.

CSO program. We currently operate a credit services organization or credit access business ("CSO") program in Texas. Through our CSO program, we provide services related to a third-party lender's installment consumer loan products by acting as a credit services organization or credit access business on behalf of consumers in accordance with applicable state laws. Services offered under our CSO program include credit-related services such as arranging loans with an independent third-party lender and assisting in the preparation of loan applications and loan documents ("CSO loans"). When a consumer executes an agreement with us under our CSO program, we agree, for a fee payable to us by the consumer, to provide certain services, one of which is to guarantee the consumer's obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. For CSO loans, the lender is responsible for providing the criteria by which the consumer's application is underwritten and, if approved, determining the amount of the consumer loan. We, in turn, are responsible for assessing whether or not we will guarantee such loan. The guarantee represents an obligation to purchase the loan, which has terms of up to six months, if it goes into default.

As of December 31, 2025 and 2024, the outstanding amount of active and current consumer loans originated by third-party lenders and guaranteed by us under the CSO program was $22.3 million and $23.8 million, respectively.

Bank programs. Certain subsidiaries operate programs with certain banks ("Bank Programs") to provide marketing services and loan servicing for certain installment loans and line of credit accounts. The Bank Programs that relate to the consumer portfolio in the United States include near-prime unsecured installment loans and line of credit accounts for which our subsidiaries receive marketing and servicing fees. The bank has the ability to sell, and the participating subsidiaries have the option, but not the requirement, to

purchase the loans or a participating interest in receivables the bank originates. We do not guarantee the performance of the loans and line of credit accounts originated by the bank. In conjunction with our Brazilian business, we also have a Bank Program with a separate bank in Brazil whereby the bank has the authority to originate loans and collect a service fee. After origination, the loans are purchased by us. The Bank Program that relates to the small business portfolio is with a separate bank and includes installment loans and line of credit accounts. We receive marketing fees while the bank receives origination fees and certain program fees. The bank has the ability to sell and we have the option, but not the requirement, to purchase the installment loans the bank originates and, in the case of line of credit accounts, extensions under those line of credit accounts. We do not guarantee the performance of the loans or line of credit accounts originated by the bank.

As of December 31, 2025, we operated programs with five separate bank partners. Purchases under these programs represented 31.6% and 32.0% of our consolidated originations and purchases for the years ended December 31, 2025 and 2024, respectively. Management does not deem there to be significant reliance on any of our banking partners.

Money transfer business. Under our Pangea brand, we operate a money transfer platform that allows customers to send money from the United States to Mexico, other Latin American countries and Asia. The customer pays us in U.S. dollars, and we then make local currency available to the intended recipient of the transfer in one of many termination countries. Our revenue model includes a fee per transfer and an exchange rate spread. Our customers can access our proprietary platform via the website, Android app, or iOS (Apple) app.

Our Markets

We currently provide our services in the following countries:

United States. We began our online business in the United States in May 2004. As of December 31, 2025, we provided services in all 50 states and Washington D.C. We market our financing products under the names CashNetUSA at www.cashnetusa.com, NetCredit at www.netcredit.com, OnDeck at www.ondeck.com and Headway Capital at www.headwaycapital.com, and we market our money transfer platform under the name Pangea at www.pangeamoneytransfer.com. The United States represented 97.5% of our total revenue in 2025 and 98.0% of our total revenue in 2024.

Brazil. In June 2014, we launched our business in Brazil under the name Simplic at www.simplic.com.br, where we arrange unsecured consumer installment loans for a third-party lender. We plan to continue to invest in and expand our financial services program in Brazil. Brazil represented 2.4% of total revenue in 2025 and 1.9% of total revenue in 2024.

Key Financial and Operating Metrics

We have achieved significant growth since we began our online business as we have expanded our product offerings organically and through strategic acquisitions. We measure our business using several financial and operating metrics. Our key metrics include combined loans and finance receivables outstanding, in addition to other measures described under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The breakout of the combined loans and finance receivables and revenue of our product offerings is set forth below:



Year ended December 31, 2025
Revenue by Product
Other 1%
Small Business 43%
Consumer 56%



Year ended December 31, 2025
Combined Loans and Finance Receivables by Product
Consumer 32%
Small Business 68%

Our Industry

The internet has transformed how consumers and small businesses shop for and acquire products and services. According to a study by the United Nations, 74% of the world's population had access to the internet in 2025. Accompanying the rise in internet usage is the continued disruption of storefront retail by e-commerce companies like Amazon, as consumers are routinely purchasing goods and interacting with businesses online. The U.S. Census Bureau of the Department of Commerce reported e-commerce saw a 5.1% increase in the third quarter of 2025 compared to 2024. According to the U.S. Census Bureau, e-commerce sales as a percent of total quarterly retail sales in the United States accounted for 16.4% in the third quarter of 2025. In addition, a number of traditional financial services, such as banking, bill payment and investing, have become widely available online. A November 2025 report by the American Bankers Association found that approximately 76% of bank customers in a U.S. sample have used mobile apps or online banking as a means of accessing banking services in the past 12 months. This level of use highlights the extent to which consumers now accept the internet for conducting their financial transactions and are willing to entrust their financial information to online companies. We believe the increased acceptance of online financial services has led to an increased demand for online lending and financing, the benefits of which include customer privacy, easy access, security, 24/7 availability to apply for a loan or financing, speed of funding and transparency of fees and interest.

We use the internet to serve the large and growing number of underbanked consumers and small businesses that have bank accounts but use alternative financial services because of their limited access to more traditional credit from banks, credit card companies and other lenders. In its Report on the Economic Well-Being of U.S. Households in 2024 published in May 2025, the Federal Reserve noted that relatively small, unexpected expenses, such as a car repair or a modest medical bill, can be a hardship for many families and that, when faced with a hypothetical expense of $400, 37 percent of adults said they could not cover it completely using cash, savings or a credit card paid off at the end of the month, revealing the need for alternative sources. The Federal Reserve also reported that a sizable portion of the population (17%) is unbanked or underbanked. In 2025, according to the same study, the Federal Reserve also reported a 2% decrease in the origination of new consumer credit over the past 12 months.

Small businesses are also impeded by a lack of access to credit from traditional lenders. According to a 2025 study by the Federal Reserve Banks, 55% of employer firms used personal funds to address their business's financial challenges. Online lending and funding options have emerged as a solution for small businesses that are seeking capital.

We believe that consumers and small businesses seek online lending services for numerous reasons, including because they often:

- prefer the simplicity, transparency and convenience of these services;

- require access to financial services outside of normal financial services storefront hours;

- have an immediate need for cash for financial challenges and unexpected expenses;

- have been unable to access certain traditional lending or other credit services; and

- seek an alternative to the high cost of bank overdraft fees, credit card and other late payment fees and utility late payment fees or disconnect and reconnection fees.

Our Customers

Our non-prime consumer base is comprised largely of individuals who earn an average annual income of $42,000 in the United States. The non-prime lending market is sizable in the United States and Brazil. We estimate there is an $85 billion consumer lending opportunity market in the United States. In Brazil, we estimate there to be a $49 billion consumer loans market. Small business lending is also an attractive market opportunity, with an estimated total U.S. small business loan market of $313 billion. Tighter banking regulations have forced banks to vacate the U.S. market for loans under $1 million. According to a 2025 study by the Federal Reserve Banks, loans under $250 thousand accounted for 78% of all small business loan applications. Our small business customers have median annual sales of approximately $585 thousand and an average operating history of 11.4 years.

Our Competitive Strengths

We believe that the following competitive strengths position us well for continued growth:

- ***Significant operating history and first mover advantage.*** As an early entrant in the online lending sector, we have accumulated more than 95 terabytes of currently accessible consumer behavior data from more than 69 million transactions. This database allows us to market to a customer base with an established borrowing history as well as to better evaluate and underwrite new customers, leading to better loan performance. In order to develop a comparable database, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome customer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios. Additionally, we are licensed in all jurisdictions that require licensing and believe that it would be difficult and time-consuming for a new entrant to obtain such licenses. We have also created strong brand recognition over our more than 21 years of operating history and we continue to invest in our brands, such as CashNetUSA, NetCredit, OnDeck, Headway Capital, Simplic and Pangea, to further increase our visibility.

- *Proprietary analytics, data and underwriting*. We have developed a fully integrated decision engine that evaluates and rapidly makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, underwriting, customer contact and collections. Our decision engine currently handles more than 100 algorithms and over 1,000 variables. These algorithms are constantly monitored, validated, updated and optimized to continuously improve our operations. Our machine learning-enabled proprietary models are built on over 21 years of lending history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time, and the use of data from numerous third-party sources. Since we designed our system specifically for our specialized products, we believe our system provides more predictive assessments of future loan behavior than traditional credit assessments, such as the Fair Isaac Corporation score ("FICO score"), and therefore, results in better evaluation of our customer base. With OnDeck, we have a loan decision process, including the proprietary OnDeck Score®, which provides us with significant visibility and predictability to assess the creditworthiness of small businesses and allows us to better serve more customers across more industries.

- *Scalable and flexible technology platforms.* Our proprietary technology platforms are designed to be powerful enough to handle the large volume of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory requirements. These platforms have enabled us to achieve significant growth as we expanded our product offerings. We began offering installment loans in the United States in 2008, then added line of credit products in 2010 and have experienced significant growth since. Due to the scalability of our platform, we were able to achieve this growth without significant investment in additional infrastructure, and over the past three years, capital expenditures have averaged only 1.8% of revenue per year. We expect our advanced technology and underwriting platform to help continue to drive significant growth in our business.

- *Customer First approach.* We believe that non-prime credit consumers and small businesses are not adequately served by traditional lenders. To better serve these consumers and small businesses, we use customer-focused business practices, including extended-hours availability of our customer service team by phone, email and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, contact center feedback and focus groups. Our contact center teams receive training on a regular basis and are monitored by quality assurance managers. We believe customers who wish to access credit or financing again often return to us because of our dedication to customer service, the transparency of our fees and interest charges and our adherence to trade association "best practices." As of January 2026, NetCredit, CashNetUSA, OnDeck and Headway Capital have Excellent TrustScores of 4.8, 4.5, 4.6 and 4.3, respectively, on Trustpilot. Trustpilot is an online customer review platform that hosts 300+ million reviews of businesses worldwide who use it for insights into customer satisfaction. A TrustScore is calculated on a scale from 1 to 5, giving more weight to newer reviews. Each brand's score is at the upper end of customer satisfaction ratings in the non-bank financial services industry. NetCredit, CashNetUSA, OnDeck and Headway Capital have also achieved an A+ rating from the Better Business Bureau.

- *Diligent regulatory compliance.* We conduct our business in a highly regulated industry. We are focused on regulatory compliance and have devoted significant resources to comply with laws that apply to us in each of the jurisdictions in which we operate, including laws and regulations relating to interest, fees, loan durations and renewals or extensions, loan amounts, disclosures and underwriting requirements. Our compliance experience and proprietary technology platform allow us to launch new products and enter new geographic regions with a focus on compliance with applicable laws and customer protection. We are members of industry trade groups, including the Online Lenders Alliance in the United States, which has promulgated "best practices" for our industry that we have adopted, and the Innovative Lending Platform Association, a leading trade organization representing a diverse group of online lending and service companies serving small businesses. The flexibility of our online platform enables us to rapidly adapt our products as necessary to comply with changes in regulation, without the need for costly and time-consuming retraining of store-based employees and other expenses faced by our storefront competitors.

- ***Proven history of growth and profitability.*** Over the last five years, we grew the principal balance of our loans and finance receivables at a compound annual growth rate of 30.3%, from $1,263.1 million as of December 31, 2020 to $4,748.0 million as of December 31, 2025. Over the same period, our revenue grew at a compound annual growth rate of 23.8%, from $1,083.7 million in 2020 to $3,151.7 million in 2025 and our net income from continuing operations was $378.1 million in 2020 and $308.4 million in 2025, and our net income from continuing operations as a percent of revenue was 34.9% in 2020 and 9.8% in 2025. Adjusted EBITDA, a non-GAAP measure, grew at a compound annual growth rate of 14.6%, from $415.3 million in 2020 to $820.9 million in 2025 and adjusted EBITDA as a percent of revenue was 38.3% in 2020 and 26.0% in 2025.

- ***Top Talent and Teamwork.*** We believe we have one of the most skilled and talented teams of professionals in the industry. Our employees have exceptional educational backgrounds, with numerous post-graduate and undergraduate degrees in science, technology, engineering and mathematics fields. We hire and develop top talent from graduate and undergraduate programs at institutions such as Carnegie Mellon University, Northwestern University, the University of Chicago and Harvard University. The extensive education of our team is complemented by the experience our leadership team obtained at leading financial services companies and technology firms such as optionsXpress, Discover Financial Services, First American Bank, JPMorgan Chase and Groupon.

Our Growth Strategy

- ***Increase penetration in existing markets through strong brands and direct marketing***. While we have some of the most well-known online lending brands in the markets where we currently operate, we believe that we have directly reached only a small number of potential customers for our products and services. Our TV and digital advertising have raised awareness for our brands, improving effectiveness in both direct and indirect channels. In addition to our strong online and direct mail acquisition activities, our consumer and small business lending businesses both partner with marketplaces and other marketing service providers to grow our customer base. We believe our competitors – banks as well as smaller and less sophisticated online and store-based lenders – struggle to adapt to evolving customer preferences and marketing regulatory requirements, giving us the opportunity to continue to gain significant market share.

- ***Introduce new products and services***. We plan to attract new categories of consumers and small businesses not well served by traditional lenders through the introduction of new products and services. We have introduced new products and customer-friendly product features to meet customer demand for timely, flexible credit options including installment loans, line of credit accounts, and small business loans and financing, many of which offer risk-tiered rate structures and some that offer performance-based rate reduction features. We also offer international money transfer services for people working in the U.S. sending money to people overseas. All of these leverage our analytics expertise and our flexible and scalable technology platform. One of our first, industry changing product introductions was offering short-term unsecured installment loans and line of credit accounts to working people who previously were limited to two-week loans, bank overdrafts, or pawn loans. Next, starting over ten years ago, our NetCredit business began offering one of the first longer duration installment loan products reporting to major credit-reporting agencies for near-prime consumers in the U.S. and, in 2019, we launched a line of credit product for that market with a performance-based fee reduction feature. In 2014, we launched our business in Brazil, where we arrange installment loans with convenient repayment features for borrowers in partnership with a third-party lender. In October 2020, we acquired OnDeck, a small business lending company, to expand our small business lending and funding offerings in the U.S., joining it with our line of credit product from Headway Capital (established in 2014). In 2016, we launched a program for chartered banks where we provide technology, loan servicing and marketing services to banks to allow them to offer unsecured consumer installment loans and line of credit accounts; with the acquisition of OnDeck, the program expanded to small business installment loans and line of credit accounts. In March 2021, we added international money transfer services with the acquisition of Pangea, which provides mobile international money transfer services to customers in the U.S. In December 2025, we agreed to acquire Grasshopper, which we expect will provide opportunities for simplicity in certain regulatory areas, expanded product and market reach and access to lower-cost funding. We intend to continue to evaluate and offer new products and services that complement our online specialty financial services in order to meet the growing needs of consumers and small businesses.

Online Financing Process

Our consumer and small business financing transactions are conducted almost exclusively online. When a customer is approved for a new loan, nearly all customers choose to have funds promptly deposited in their bank account and choose to use a pre-authorized debit for repayment from their bank account or debit card.

We have created a quick and simple process for customers to apply for an online loan, as shown below:



Go Online	Submit Application	Obtain Approval	Sign Electronic Contract	Receive Funds
• Quick, easy-to-complete application • Website designed to allow customers to complete application from desktop or mobile	• Applicant enters personal or business information, including income and bank account information	• Analytics system quickly and thoroughly evaluates affordability and loan or financing amount is offered to approved applicants	• Customer reviews and signs electronic contract • Contact center available to answer questions	• Loan or financing amount deposited into the customer's bank account • Funds usually sent within 24 hours

Technology Platforms

Our proprietary technology platforms are built for scalability and flexibility and are based on proven open source software. The technology platforms were designed to be powerful enough to handle the large volumes of data required to evaluate consumer and small business applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platforms allow us to enter new markets and launch new products quickly, typically within three to six months from conception to launch.

We continually employ technological innovations to improve our technology platforms, which perform a variety of integrated and core functions, including:

- *Front-end system*, which includes external websites, landing pages and mobile sites and applications that customers use when applying for loans or financing and managing their accounts;

- *Back-end and customer relationship management ("CRM") systems*, which maintain customer-level data and are used by our contact center employees to provide real-time information for all inquiries. Our back-end system and CRM systems include, among other things, our contact management system, operational and marketing management system, automated phone system, Interactive Voice Response and contact center performance management system;

- *Decision engine*, which leverages machine learning and artificial intelligence to rapidly evaluate and make credit and financing decisions throughout the customer relationship; and

- *Financial system*, which manages the external interface for funds transfers and provides daily accounting, reconciliation and reporting functions.

The key elements of our technology platforms include:

- *Scalable Information Technology infrastructure.* Our Information Technology infrastructure allows us to meet customer demand and accommodate business growth. Our services rely on accessing, evaluating and creating large volumes of data including, for example, information collected from nearly 100 million credit reports during 2025. This rich dataset has grown significantly over our more than 21 year history and will continue to grow as our business expands. We believe that our scalable IT infrastructure enables us to meet substantial growth demands.

- *Flexible software and integration systems.* Our software system is designed to allow us to enter new markets and launch new products rapidly, modify our business operations quickly and account for complex regulatory requirements imposed in the jurisdictions in which we operate. We have developed a proprietary software solution that allows us to innovate quickly and to improve the customer experience. Our integration system allows us to easily interface with banks and other strategic partners in order to deliver the best financial products and services possible. Our software and integration systems and their flexibility allow us much more control over the continually evolving aspects of our business.

- *Rapid development processes.* Our software development life cycle is rapid and iterative to increase the efficiency of our platform. We are able to implement software updates while maintaining our system stability.

- **Security.** We collect and store personally identifiable customer information, including names, addresses, social security numbers and bank account information. We have safeguards designed to protect this information. We also created controls to limit employee access to that information and to monitor that access. Our safeguards and controls have been independently verified through regular and recurring audits and assessments.

- **Redundant disaster recovery.** Certain key parts of our technology platform, such as our phone system for handling customer service on consumer loans, are distributed across two different locations. In addition, critical components of our platform are redundant. This provides redundancy, fault tolerance and disaster recovery functionality in case of a catastrophic outage.

Proprietary Data and Analytics

Decision Engine

We have developed a fully integrated decision engine that evaluates and rapidly makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, fraud, underwriting, customer contact and collections that leverage artificial intelligence and machine learning-enabled models. Our decision engine currently handles more than 100 algorithms and over 1,000 variables. The algorithms in use are constantly monitored, validated, updated and optimized to continuously improve our operations. In order to support the daily running and ongoing improvement of our decision engine, we have assembled a highly skilled team of approximately 90 data and analytics professionals as of December 31, 2025.

Proprietary Data, Models and Underwriting

Our proprietary models are built on more than 21 years of history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time and the use of data from numerous third-party sources. We continually update our machine learning-enabled underwriting models to manage risk of defaults and to structure loan and financing terms. Our system completes these assessments within seconds of receiving the customer's data.

Our underwriting systems are able to assess risks associated with each customer individually based on specific customer information and historical trends in our portfolio. We use a combination of numerous factors when evaluating a potential consumer loan applicant, which may include a consumer's income, rent or mortgage payment amount, employment history, external credit reporting agency scores, amount and status of outstanding debt and other recurring expenditures, fraud reports, repayment history, charge-off history and the length of time the customer has lived at his or her current address. While the relative weight or importance of the specific variables that we consider when underwriting a loan changes from product to product, generally, the key factors that we consider for loans include monthly gross income, disposable income, length of employment, duration of residency, credit report history and prior loan performance history if the applicant is a returning customer. Similar factors are considered for small business loan applicants and also include length of time in business, online business reviews, and sales volumes. Our customer base for consumer loans is predominantly in the low to fair range of FICO scores, with scores generally between 500 and 680 for most of our loan products. We generally do not take into account a potential customer's FICO score when deciding whether to make a loan. A Vantage-Score is one of the factors in our credit models for our near-prime loan products in the United States. Since we designed our system specifically for our specialized products, we believe our system provides more predictive assessments of future payment behavior and results in better evaluation of our customer base when compared to traditional credit assessments, such as a FICO score. In the small business space, we utilize the OnDeck Score® in our decision models, which incorporates small business credit scores from various commercial credit bureaus, the cash flow data of the small business and the personal credit attributes of the business' owner(s).

Fraud Prevention

Our fraud prevention system is built from in-depth analysis of previous fraud incidences and information from third-party data sources. To ensure sustainable growth, our fraud prevention team has built systems and processes that leverage artificial intelligence and machine learning-enabled models to detect fraud trends, identify fraudulent applications and learn from past fraudulent cases.

Working together with multiple vendors, our systems first determine whether customer information submitted matches other indicators regarding the application and that the applicant can authorize transactions for the submitted bank account. To prevent more organized and systematic fraud, we have developed predictive models that incorporate signals from various sources that we have found to be useful in identifying fraud. These models utilize advanced data mining algorithms, machine learning-enabled algorithms and artificial intelligence to effectively identify fraudulent applications with a very low false positive rate. In addition, we have built strong loan processing teams that handle suspicious activities efficiently while minimizing friction in customer experience. Our fraud prevention system incorporates algorithms to differentiate customers in an effort to identify suspected fraudulent activity and to reduce our risks of loss from fraud.

We continuously develop and implement ongoing improvements to these systems and, while no system can completely protect against losses from fraud, we believe our systems provide protection against significant fraud losses.

Marketing

We use a multi-channel approach to marketing our online loans and financing products, with both broad-reach and highly-targeted channels, including television, digital, direct mail, telemarketing and partner marketing (which includes lead providers, independent brokers and marketing affiliates). The goal of our marketing is to promote our brands and products in the online lending marketplace and to directly acquire new customers at low cost. Our marketing has successfully built strong awareness of and preference for our brands, as our products have achieved market leadership through the following:

- *Traditional advertising*. We use television, direct mail and radio advertisements, supported by technology infrastructure and key vendors, to drive and optimize website traffic and loan volume. We believe our investments through these channels have helped create strong brand awareness and preference in the customer segments and markets we serve.

- *Digital acquisition*. Our online marketing efforts include pay-per-click, keyword advertising, search engine optimization, marketing affiliate partnerships, social media programs and mobile advertising integrated with our operating systems and technology from vendors that allow us to optimize customer acquisition tactics within the daily operations cycle.

- *Partner marketing*. We purchase qualified leads for prospective new customers from a number of online lead providers and independent brokers and through marketing affiliate partnerships. We believe that our rapid decision making on lead purchases, strong customer conversion rate and significant scale in each of our markets make us a preferred partner for lead providers, brokers and affiliates while at the same time our technology and analytics help us determine the right price for the right leads.

- *User experience and conversion.* We measure and monitor website visitor usage metrics and regularly test website design strategies to improve customer experience and conversion rates.

Customer Service

We believe that our in-house contact center and our emphasis on superior customer service are significant contributors to our growth. To best serve our consumers and small businesses, we use customer-oriented business practices, such as offering extended-hours customer service. We continuously work to improve our customers' experience and satisfaction by evaluating information from website analytics, customer satisfaction surveys, contact center feedback, call monitoring and focus groups. Our contact center teams receive training on a regular basis, are monitored by quality assurance managers and adhere to rigorous internal service-level agreements. We do not outsource our contact center operations, except for our Simplic and Pangea businesses.

Collections

We operate consumer and small business-specific collection teams that have implemented loan and financing collection policies and practices designed to optimize regulatory compliant loan and financing repayment, while also providing excellent customer service. Our collections employees are trained to help the customer understand available payment alternatives and make arrangements to repay the loan or financing. We use a variety of collection strategies to satisfy a delinquent loan or finance receivable, such as settlements and payment plans, or to adjust the delivery of finance receivables. Employees are continually trained and coached towards improvement based on quality assurance and work effort audits resulting in continued success in presenting best available payment options to the customer while limiting complaints and dissatisfaction.

Contact center employees contact customers following the first missed payment and periodically thereafter. Our primary methods of contacting past due customers are through phone calls, letters and emails. At times, we sell loans that we are unable to collect to debt collection companies or place the debt for collection with debt collection companies.

Competition

We have many competitors. Our principal competitors are consumer and small business loan and finance companies, CSOs, online lenders, credit card companies, auto title lenders and other financial institutions that offer similar financial products and services, including loans on an unsecured as well as a secured basis. We believe that there is also indirect competition to some of our products, including bank overdraft facilities and banks' and retailers' insufficient funds policies, many of which may be more expensive alternative approaches for consumers and small businesses to cover their bills and expenses than the consumer and small business loan and financing products we offer. Some of our U.S. competitors operate using other business models, including a "tribal model" where the lender follows the laws of a Native American tribe regardless of the state in which the customer resides.

We believe that the principal competitive factors in the consumer and small business loan and financing industry consist of the ability to provide sufficient loan or financing size to meet customers' financing requests, speed of funding, customer privacy, ease of access, transparency of fees and interest and customer service. We believe we have a significant competitive advantage as an early mover in many of the markets that we serve. New entrants face obstacles typical to launching new lending operations, such as successfully implementing underwriting and fraud prevention processes, incurring high marketing and customer acquisition costs, overcoming customer brand loyalty and having or obtaining sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products and obtain licenses to lend in various states in the United States and in international jurisdictions. Our proprietary technology, analytics expertise, scale, international reach, brand recognition and regulatory compliance would be difficult for a new competitor to duplicate.

Because numerous competitors offer consumer and small business loan and financing products, and many of our competitors are privately held, it is difficult for us to determine our exact competitive position in the market. We believe our principal online competitors in the United States include a variety of privately held, technology enabled lenders. Storefront consumer loan lenders that offer loans online or in storefronts are also a source of competition in some of the markets where we offer consumer loans, including Ace Cash Express, Check Into Cash, Check 'n Go and One Main Financial. For online small business financing, we believe our main competitors include traditional banks, legacy merchant cash advance providers, and newer, technology-enabled FinTech lenders.

Intellectual Property

Protecting our rights to our intellectual property is critical, as it enhances our ability to offer distinctive services and products to our customers, which differentiates us from our competitors. We rely on a combination of trademark laws and trade secret protections in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our proprietary analytics, predictive underwriting models, tradenames and marks and software systems. We have several registered trademarks, including NetCredit, CashNetUSA and our "e" logo. OnDeck also has registered trademarks in the United States, including "OnDeck," "OnDeck Score" and the OnDeck logo. These trademarks have varying expiration dates, and we believe they are materially important to us and we anticipate maintaining them and renewing them.

Seasonality

Demand for our consumer loan products and services in the United States has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Demand for our small business loan products and services in the United States has historically been highest in the fourth quarter and early first quarter of each year, corresponding generally to holiday and post-holiday season needs, and lowest at the end of the first quarter and beginning of the second quarter of each year, where we believe that our customers' businesses are generally slower. Consequently, we experience seasonal fluctuations in our domestic operating results and cash needs.

Financial Information on Segments and Areas

Additional financial information regarding our operating segment and each of the geographic areas in which we do business is provided in "Item 8. Financial Statements and Supplementary Data—Note 17" of this report.

Operations

Management and Personnel

Executive Officers

Our executive officers, and information about each as of February 20, 2026 are listed below.

NAME	POSITION WITH ENOVA	AGE
Steven Cunningham	Chief Executive Officer	56
Scott Cornelis	Chief Financial Officer and Treasurer	47
David Fisher	Executive Chairman	56
Kirk Chartier	Chief Strategy Officer	62
Sean Rahilly	General Counsel & Chief Compliance Officer	52

There are no family relationships among any of the officers named above. Each officer of Enova holds office from the date of appointment until removal or termination of employment with Enova. Set forth below is additional information regarding the executive officers identified above.

Steven Cunningham has served as our Chief Executive Officer since January 1, 2026. Mr. Cunningham joined Enova as our Chief Financial Officer in June 2016. Mr. Cunningham joined Enova from Discover Financial Services, where he most recently served as Executive Vice President and Chief Risk Officer for Discover's $8.7 billion direct banking and payment services business. He joined Discover as its Corporate Treasurer in 2010. Prior to Discover, Mr. Cunningham was the CFO of Harley-Davidson Financial Services, a $7 billion receivables business, and spent eight years at Capital One Financial in various corporate and line of business finance leadership positions, including CFO for the Auto Finance segment, a $20 billion receivables business, and CFO for the company's banking segment. Mr. Cunningham also has experience as a bank regulator with the FDIC. Mr. Cunningham has served on the Board of Directors of AgriBank, a Farm Credit Bank, since January 2022. Mr. Cunningham received a bachelor's degree in Corporate Finance and Investment Management from the University of Alabama and a Master of Business Administration from George Washington University. He also holds the professional designation of Chartered Financial Analyst.

Scott Cornelis has served as our Chief Financial Officer since January 1, 2026. Mr. Cornelis joined Enova in September 2017 as Treasurer and became the Vice President of Finance and Treasurer in June 2023. In his prior roles at Enova, he led the company's treasury, capital markets, finance and investor relations functions. Mr. Cornelis has more than 25 years of finance and banking experience. Prior to joining Enova, he led the treasury, capital markets and finance functions at BorrowersFirst, an online consumer lending platform, from 2015 to 2017. Prior to BorrowersFirst, Mr. Cornelis spent 14 years at J.P. Morgan, and its predecessor, Bank One, where he served in various roles in commercial and investment banking. Most recently, he served as an Executive Director in the Securitized Products group at J.P. Morgan, where he led the structuring and execution of complex asset-backed transactions for financial services clients, including credit card, consumer loan and student loan securitizations. Mr. Cornelis holds a Bachelor of Business Administration in Economics from the University of Iowa.

David Fisher has served as our Executive Chairman since January 1, 2026, following his transition from Chief Executive Officer. Mr. Fisher joined Enova as our Chief Executive Officer in January 2013, and has also served as a Director since February 2013, including as Chairman since October 2014. Prior to joining Enova, Mr. Fisher was Chief Executive Officer of optionsXpress Holdings, Inc., or optionsXpress, from October 2007 until The Charles Schwab Corporation ("Schwab"), acquired the business in September 2011. Following the acquisition, Mr. Fisher served as President of optionsXpress until March 2012. Mr. Fisher also served as the President of optionsXpress from March 2007 to October 2007 and as the Chief Financial Officer of optionsXpress from August 2004 to March 2007. Prior to joining optionsXpress, Mr. Fisher served as Chief Financial Officer of Potbelly Sandwich Works from February 2001 to July 2004, and before that in the roles of Chief Financial Officer and General Counsel for Prism Financial Corporation. In addition, Mr. Fisher currently serves on the Board of Directors of GoHealth, Inc., Meridian International and Friss fraudebestrijding. Mr. Fisher previously served on the Boards of Directors of Fathom Digital Manufacturing Corporation, optionsXpress, CBOE Holdings, Inc., InnerWorkings, Inc., GrubHub, Inc. and Just Eat Takeaway.com N.V. Mr. Fisher received a Bachelor of Science degree in Finance from the University of Illinois and a law degree from Northwestern University School of Law.

Kirk Chartier currently serves as our Chief Strategy Officer. Mr. Chartier joined Enova in April 2013 as Chief Marketing Officer. Prior to joining Enova, Mr. Chartier was the Executive Vice President & Chief Marketing Officer of optionsXpress Holdings from January 2010 until Schwab acquired the business in September 2011. Following the acquisition, Mr. Chartier served as Vice President of Schwab through May 2012. From 2004 to 2010, Mr. Chartier was the Senior Managing Principal and Business Strategy Practice Leader for the Zyman Group, a marketing and strategy consultancy owned by MDC Partners, where he also served in interim senior marketing executive roles for Fortune 500 companies, including Safeco Insurance. Mr. Chartier has held executive roles at technology companies including as Senior Vice President of Business Services & eCommerce for CommerceQuest, as Vice President of Online Marketing & Strategy for THINK New Ideas and as a Corporate Auditor for the General Electric Company. In addition, Mr. Chartier serves on the Board of Directors of Lifeway Foods, Inc. He started his career as a combat pilot with the U.S. Marine Corps and is a veteran of Desert Storm. Mr. Chartier received a Master of Business Administration from Syracuse University, a Bachelor of Arts in Economics from the College of the Holy Cross, and a Bachelor of Science in Engineering from Worcester Polytechnic Institute.

Sean Rahilly has served as our General Counsel and Chief Compliance Officer since June 2018. Mr. Rahilly joined Enova in October 2013 as Chief Compliance Officer. Mr. Rahilly previously served as Assistant General Counsel and Compliance Officer of First American Bank from September 2006 to September 2013. He also served as First American Bank's Vice President—Community Reinvestment Act and Compliance Officer from January 2006 to September 2006, Vice President—Compliance Manager from November 2003 to January 2006 and Assistant Vice President—Compliance and Community Reinvestment Act from July 2002 to November 2003. Prior to joining First American Bank, Mr. Rahilly served as an attorney with the Law Offices of Victor J. Cacciatore, a project assistant with Schiff Hardin & Waite and in various roles with Pullman Bank and Trust Company. He received a Bachelor of Science in Accountancy from DePaul University College of Commerce and a Juris Doctor from DePaul University College of Law.

Human Capital

Our Workforce. Our employees are primarily located in the United States, with a portion of our workforce in Mexico and Brazil. As of December 31, 2025, we had 1,836 employees, with 1,794 of our employees located in the United States. None of our employees are currently covered by a collective bargaining agreement or represented by an employee union. We believe we have one of the most skilled and talented teams of professionals in the industry. Our employees have exceptional educational backgrounds, with numerous post-graduate and undergraduate degrees in science, technology, engineering, and mathematics fields. We hire and develop a diverse range of top talent from graduate and undergraduate programs at premier institutions as well as from coding bootcamps such as Code Platoon. The extensive education of our team is complemented by the experience our leadership team obtained at leading financial services companies and technology firms such as optionsXpress, Discover Financial Services, First American Bank, JPMorgan Chase and Groupon.

We are committed to fostering a culture where everyone is treated equitably and fairly, with a sense of belonging, community and value. We believe this is important to all aspects of our business, including our goal to attract, develop and retain top talent. Our business is better when we have a team of people with diverse backgrounds, experiences, talents, skills and perspectives contributing to our success, enhancing our ability to deliver world-class products and exceptional customer service to our diverse customer base.

In The Community. We are dedicated to having a positive impact on our community. We encourage our employees to volunteer in their communities and on behalf of causes that are important to them through our Enova Gives program. Corporate employees are granted one paid volunteer day per calendar year to volunteer with or on behalf of a qualified 501(c)(3) non-profit organization of their choice during work hours. In addition, Enova matches charitable donations from employees to qualifying 501(c)(3) non-profit organizations—up to $500 per employee each calendar year. At a company level, Enova invests financially in organizations that are dedicated to strengthening and broadening access to quality education; improving the lives of children and young adults in need; and providing access to high quality financial literacy programs.

Learning & Development. We offer a combination of required and optional learning and development opportunities to every Enova employee. Our learning and development program is facilitated and guided primarily by our Talent Development team, Operations Learning and Development team, company leaders, subject matter experts and our People team. We utilize an enterprise learning management system ("LMS") to deliver and manage all online learning. Enova employees can utilize tuition reimbursement or department training budgets for external learning and development. Required compliance training is administered and tracked through our LMS, and every Enova employee is assigned required compliance e-Learning modules. We also invest in our talent through a variety of leadership and mentor programs, as well as other events focused on professional development.

Rewards & Benefits. The primary objectives of our compensation program are to: support Enova's core values; attract, motivate, and retain the best talent; encourage and reward high performance and results, while aligning short- and long-term interests with those of our stockholders; and reinforce our strategy to grow our business as we continue to innovate. We offer employees competitive and comprehensive total rewards packages. For U.S.-based employees, this includes competitive base pay; annual bonus consideration; long-term incentive grants; employer-subsidized health, dental, and vision insurance; an employer match for 401(k) savings; paid and unpaid time off; group term life and disability insurance; paid volunteer day; paid holidays; paid parental leave; and a summer hours program. Enova offers additional corporate perks to its U.S. employees, including a discount savings program, tuition reimbursement, last-minute childcare reimbursement, and meal ordering. Enova also offers a paid four-week sabbatical program for eligible employees. Legal, financial, and work-life solutions and support are available through our Employee Assistance Program.

Market and Industry Data

The market and industry data contained in this Annual Report on Form 10-K, including trends in our markets and our position within such markets, are based on a variety of sources, including our good faith estimates, which are derived from our review of internal surveys, information obtained from customers and publicly available information, as well as from independent industry publications, reports by market research firms and other published independent sources. None of the independent industry publications used in this report were prepared on our behalf.

REGULATION

Our operations are subject to extensive regulation, supervision and licensing under various federal, state, local and international statutes, ordinances and regulations.

U.S. Federal Regulation

Consumer Lending Laws. Our consumer loan business is subject to the federal Truth in Lending Act ("TILA"), and its underlying regulations, known as Regulation Z, and the Fair Credit Reporting Act ("FCRA"). These laws require us to provide certain disclosures to prospective borrowers and protect against unfair credit practices. The principal disclosures required under TILA are intended to promote the informed use of consumer credit. Under TILA, when acting as a lender, we are required to disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The federal Equal Credit Opportunity Act

("ECOA") prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age, and requires us to notify credit applicants of any action taken on the individual's credit application.

Consumer Reports and Information. The use of consumer reports and other personal data used in credit underwriting is governed by the FCRA and similar state laws governing the use of consumer credit information. The FCRA establishes requirements that apply to the use of "consumer reports" and similar data, including certain notifications to consumers where their loan application has been denied because of information contained in their consumer report. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency.

Information-Sharing Laws. We are also subject to the federal Fair and Accurate Credit Transactions Act, which limits the sharing of information with affiliates for marketing purposes and requires us to adopt written guidance and procedures for detecting, preventing and responding appropriately to mitigate identity theft and to adopt various policies and procedures and provide training and materials that address the importance of protecting non-public personal information and aid us in detecting and responding to suspicious activity, including suspicious activity that may suggest a possible identity theft red flag, as appropriate.

Marketing Laws. Our advertising and marketing activities are subject to several federal laws and regulations including the Federal Trade Commission Act (the "FTC Act"), which prohibits unfair or deceptive acts or practices and false or misleading advertisements in all aspects of our business. As a financial services company, any advertisements related to our products must also comply with the advertising requirements set forth in TILA. Also, any of our telephone marketing activities must comply with the Telephone Consumer Protection Act (the "TCPA") and the Telemarketing Sales Rule (the "TSR"). The TCPA prohibits the use of automatic telephone dialing systems for communications with wireless phone numbers without express consent of the consumer, and the TSR established the Do Not Call Registry and sets forth standards of conduct for all telemarketing. Our advertising and marketing activities are also subject to the CAN-SPAM Act of 2003, which establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to the source of content.

Protection of Military Members and Dependents. The Military Lending Act ("MLA") is a federal law that limits the annual percentage rate to 36% on certain consumer loans made to active duty members of the U.S. military, reservists and members of the National Guard and their immediate families. The MLA's implementing regulation also contains various disclosure requirements, limitations on renewals and refinancing, as well as restrictions on the use of prepayment penalties, arbitration provisions and certain waivers of rights. The 36% annual percentage rate cap applies to a variety of consumer loan products. Therefore, due to these rate restrictions, we are unable to offer certain consumer loans to active duty military personnel, active reservists and members of the National Guard and their immediate dependents. Federal law also limits the annual percentage rate on existing loans when the borrower, or spouse of the borrower, becomes an active-duty member of the military during the life of a loan. Pursuant to federal law, the interest rate must be reduced to 6% per year on amounts outstanding during the time in which the service member is on active duty.

Funds Transfer and Signature Authentication Laws. The consumer loan business is also subject to the federal Electronic Funds Transfer Act ("EFTA"), and various other laws, rules and guidelines relating to the procedures and disclosures required in debiting or crediting a debtor's bank account relating to a consumer loan (i.e., Automated Clearing House ("ACH") funds transfer). Furthermore, we are subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures.

Debt Collection Practices. Certain subsidiaries are subject to the Fair Debt Collection Practices Act ("FDCPA"), and for certain other subsidiaries, we use the FDCPA as a guide in connection with operating our collection activities. We are also required to comply with all applicable state collection practices laws.

Privacy and Security of Non-Public Customer Information. Under the federal Gramm-Leach-Bliley Act ("GLBA"), we must disclose to individuals our privacy policy and practices, including those policies relating to the sharing of individuals' nonpublic personal information with third parties. The GLBA also requires us to ensure that our systems are designed to protect the confidentiality of individuals' nonpublic personal information and dictates certain actions that we must take to notify individuals if their personal information is disclosed in an unauthorized manner.

Anti-Money Laundering and Economic Sanctions. We are also subject to certain provisions of the USA PATRIOT Act and the Bank Secrecy Act under which we must maintain an anti-money laundering compliance program covering certain of our business activities. In addition, the Office of Foreign Assets Control ("OFAC") prohibits us from engaging in financial transactions with specially designated nationals.

Anticorruption. We are also subject to the U.S. Foreign Corrupt Practices Act (the "FCPA"), which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.

CFPB

In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Title X of the Dodd-Frank Act created the Consumer Financial Protection Bureau (the "CFPB"), which regulates consumer financial products and services, including consumer loans and remittance transfers that we offer. The CFPB has regulatory, supervisory and enforcement powers over providers of certain consumer financial products and services, including explicit supervisory authority to examine and require registration of certain providers. Pursuant to these powers, the CFPB has examined our lending products, services and practices, and we expect certain products to continue to be examined on a regular basis by the CFPB.

In October 2017, the CFPB issued its final rule entitled "Payday, Vehicle Title, and Certain High-Cost Installment Loans" (the "Small Dollar Rule"), which covers certain consumer loans that we offer. While the ability to repay provisions were rescinded in 2020, the payment provisions remain in effect. These provisions require that if a consumer has two consecutive failed payment attempts, the lender must obtain the consumer's new and specific authorization to make further withdrawals from the consumer's bank account. Additionally, lenders must provide certain notices to consumers before attempting a first payment withdrawal or an unusual withdrawal and after two consecutive failed withdrawal attempts. Following a series of constitutional challenges, the Supreme Court upheld the constitutionality of the funding structure of the CFPB and the Fifth Circuit upheld the Small Dollar Rule. On March 28, 2025, the CFPB issued a press release entitled "CFPB Offers Regulatory Relief for Small Loan Providers" indicating that the CFPB "will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payment Withdrawal provisions and the Payment Disclosure provisions once they become operative on March 30, 2025." The CFPB also indicated that it is contemplating issuing a notice of proposed rulemaking to narrow the scope of the Small Dollar Rule. If the CFPB elects to prioritize enforcement and we are not able to execute payment process and customer notification changes effectively because of unexpected complexities, costs or otherwise, we cannot guarantee that the Small Dollar Rule will not have a material adverse impact on our business, prospects, results of operations, financial condition and cash flows.

On November 15, 2023, we consented to the issuance of a Consent Order by the CFPB pursuant to which we agreed, without admitting or denying any of the facts or conclusions, to pay a civil money penalty of $15 million. The Consent Order related to issues, the majority of which were self-disclosed, including payment processing and debiting errors. Effective August 29, 2025, the CFPB terminated the Consent Order in full and waived any alleged non-compliance therewith.

On March 30, 2023, the CFPB issued its final rule to implement Section 1071 of the Dodd-Frank Act. Section 1071 amended the Equal Credit Opportunity Act to require financial institutions to collect and report certain data in connection with credit applications made by small businesses, including women- or minority-owned small businesses, and applies to small business loans that we offer. For loans covered by the small business lending rule, a "covered lender" will be required to collect and report on certain information pursuant to an application for credit. Section 1071 requires covered lenders to collect and report information the financial institution generates and information obtained from the applicant, including the applicant's minority-owned business status, women-owned business status and LGBTQI+-owned status and the applicant's principal owners' ethnicity, race and sex, and expressly prohibits a financial institution from discouraging an applicant from responding to requests for applicant-provided data. On June 18, 2025, following various litigation challenges, the CFPB issued an interim final rule to extend the compliance deadlines by approximately one year. It further indicated its intent to initiate a new Section 1071 rulemaking and that it anticipated issuing a notice of proposed rulemaking as expeditiously as reasonably possible. On October 2, 2025, the CFPB published a final rule with the same extended compliance dates provided for in the June interim rule. On November 13, 2025, the CFPB issued a notice of proposed rulemaking to narrow the scope of the rule, including removing certain data points, and to extend the compliance date to January 1, 2028. Absent further court action, legislative action or action by the CFPB, the Company's small business loan business will need to update its application process to appropriately collect, store and report data required by Section 1071's implementing regulation. The Company will continue to monitor litigation, rulemaking and bills related to the rule.

For further discussion of the CFPB and its regulatory, supervisory and enforcement powers, see "Risk Factors—Risks Related to Our Business and Industry—*The Consumer Financial Protection Bureau has supervisory authority over our U.S. consumer businesses that could have a significant impact on our U.S. business*" in Part I, Item 1A of this report.

One Big Beautiful Bill Act

On July 4, 2025, the "One Big Beautiful Bill Act" (the "OBBBA") was enacted into law. The OBBBA's various provisions include, among other provisions, accelerated tax deductions for qualified property and research expenditures. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. We have evaluated the OBBBA and reflected its impact on the consolidated financial statements. We will continue to evaluate the full impact of these legislative changes as additional guidance becomes available.

U.S. State Regulation

Our consumer lending business is regulated under a variety of state statutes, all of which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of the date of this report, we offer or arrange consumer loans in 37 states that have specific statutes and regulations that enable us to offer economically viable products. We currently do not offer consumer loans in the remaining states because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings, caps on the fees that may be charged, or costly operational requirements. However, we may later offer our consumer products or services in any of these states if we believe doing so may become economically viable because of changes in applicable statutes or regulations or if we determine we can broaden our product offerings to operate under existing laws and regulations.

The scope of state regulation of consumer loans, including the fees and terms of our products and services, varies from state to state. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate. In addition, our advertising and marketing activities and disclosures are subject to review under various state consumer protection laws and other applicable laws and regulations. The states with laws that specifically regulate our consumer products and services may limit the principal amount of a consumer loan, set maximum fees or interest rates customers may be charged and specify minimum and maximum maturity dates. Our collection activities regarding past due amounts may be subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states require certain disclosures or content to accompany our advertising or marketing materials. Also, some states require us to report consumer loan activity to state-wide databases and restrict the number and/or principal amount of loans a consumer may have outstanding at any particular time or over the course of a particular period of time.

In Texas, where we offer our CSO program, we comply with the jurisdiction's Credit Services Organization Act and related regulations. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. In addition, these laws may require additional disclosures to consumers and may require us to be registered with the jurisdiction and/or be bonded.

We must also comply with state restrictions on the use of lead providers. In the past, several states took actions that caused us to discontinue the use of lead providers in those states. Other states may propose or enact similar restrictions on lead providers in the future.

A variety of states have recently enacted legislation related to consumer data privacy. The laws have varying consumer protections, including the right to access and delete personal information and to opt-out of the sale of personal information. Other states may propose or enact similar laws in the future.

Over the last few years, legislation that prohibits or severely restricts our consumer loan products and services has been introduced or adopted in a number of states. As a result, we have altered or ceased making consumer loans in certain states, in compliance with the new statutes. We regularly monitor proposed legislation or regulations that could affect our business.

Licensing Requirements – Small Business Loans

In states and jurisdictions that do not require a license to make commercial loans, OnDeck, and certain other of our subsidiaries, typically make commercial installment loans and extend lines of credit directly to customers pursuant to Utah or Virginia law. There are other states and jurisdictions that require a license or have other requirements or restrictions applicable to commercial loans, including both installment loans and line of credit accounts, and may not honor a Utah or Virginia choice of law. In these other states, historically we have originated some installment loans and lines of credit directly but purchased other installment loans and lines of credit from issuing bank partners, the foregoing depending on the requirements or restrictions of these other states. Certain line of credit accounts are extended by an issuing bank partner and we may purchase extensions under those line of credit accounts.

The issuing bank partner establishes its underwriting criteria for the issuing bank partner program in consultation with us. We recommend commercial loans to the issuing bank partner that meet the bank partner's underwriting criteria, at which point the issuing bank partner may elect to fund the installment finance loan or extend the line of credit. The issuing bank partner earns origination fees from the customers who borrow from it and retains the interest paid during the period that the issuing bank partner owns the loan. In exchange for recommending loans to an issuing bank partner, we earn a marketing referral fee based on the loans recommended to, and originated by, that issuing bank partner. Historically, OnDeck has been the purchaser of the loans that it referred to issuing bank partners.

Local Regulation—United States

In addition to state and federal laws and regulations, the consumer lending industry is subject to various local rules and regulations. These local rules and regulations are subject to change and vary widely from city to city. Local jurisdictions' efforts to restrict short-term lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction. Actions taken in the future by local governing bodies to impose other restrictions on short-term lenders such as us could impact our business.

Company and Website Information

Our principal executive offices are located at 175 West Jackson Blvd., Chicago, Illinois 60604, and our telephone number is (312) 568-4200.

Our website is located at www.enova.com. Through our website, we provide free access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The information posted on our website is not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Risk Factors Summary

The summary of risks below provides an overview of the principal risks we are exposed to in the normal course of our business activities:

Risks Related to Our Business and Industry

- Our business is highly regulated, and if we fail to comply with applicable laws, regulations, rules and guidance, our business could be adversely affected.
- The lending and financing industry continues to be targeted by new laws and regulations in many jurisdictions that could restrict the lending and financing products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.
- Our access to payment processing systems to disburse and collect loan and financing proceeds and repayments, including the Automated Clearing House, is critical to our business, and any interruption or limitation on our ability to utilize any of the available means of processing deposits or payments could materially adversely affect our business.
- The failure to comply with debt collection regulations could subject us to fines and other liabilities, which could harm our reputation and business.
- We use lead providers and marketing affiliates to assist us in obtaining new customers, and if lead providers or marketing affiliates do not comply with an increasing number of applicable laws and regulations, or if our ability to use such lead providers or marketing affiliates is otherwise impaired, it could adversely affect our business.
- The use of personal data for credit underwriting is highly regulated, which exposes us to compliance risk and increased costs.
- Negative public perception of our business could cause demand for our products to significantly decrease.
- Control of the Congress and the executive branch of the U.S. government could have a significant impact on financial services legislation passed in Congress and signed into law.
- Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.
- Judicial decisions, CFPB rulemaking or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.
- In some circumstances, federal preemption and application of an out-of-state choice of law provision will not, or may not, be available for the benefit of certain non-bank purchasers of loans to defend against a state law claim of usury.
- Significant changes in international laws or regulations or a deterioration of the political, regulatory or economic environment of Brazil, or any other country in which we may begin operations, could affect our operations in these countries.
- The failure of third parties who provide products, services or support to us to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

- Our business depends on the uninterrupted operation of our systems and business functions, including our information technology and other business systems, as well as the ability of such systems to support compliance with applicable legal and regulatory requirements.
- Decreased demand for our products and specialty financial services and our failure to adapt to such decrease could result in a loss of revenue and could have a material adverse effect on us.
- The CFPB has supervisory authority over certain of our U.S. consumer businesses that could have a significant impact on our U.S. business.
- We are subject to impairment risk.
- If the information provided by customers to us is incorrect or fraudulent, we may misjudge a customer's qualification to receive a loan and our operating results may be harmed.
- We are subject to anticorruption laws including the U.S. Foreign Corrupt Practices Act, anti-money laundering laws and economic sanctions laws, and our failure to comply therewith, particularly if we continue to expand internationally, could result in penalties that could harm our reputation and have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.
- Failure of operating controls could produce a significant negative outcome, including customer experience degradation, legal expenses, increased regulatory cost, significant internal and external fraud losses and vendor risk.
- Increased competition from banks, credit card companies, other consumer and small business lenders, and other entities offering similar financial products and services could adversely affect our business, prospects, results of operations, financial condition and cash flows.
- A sustained deterioration in the economy could reduce demand for our products and services and result in reduced earnings.
- We may be unable to protect our proprietary technology and analytics or keep up with that of our competitors.
- We may be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.
- We are subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.
- Our ability to collect payment on loans and maintain the accuracy of accounts may be adversely affected by computer viruses, electronic break-ins, technical errors and similar disruptions.
- If internet search engine providers change their methodologies for organic rankings or paid search results, or our organic rankings or paid search results decline for other reasons, our new customer growth or volume from returning customers could decline.
- Growth may place significant demands on our management and our infrastructure and could be costly.
- Future acquisitions could disrupt our business and harm our financial condition and operating results.
- The preparation of our financial statements and certain tax positions taken by us require the judgment of management, and we could be subject to risks associated with these judgments or could be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles, financial reporting requirements or tax rules.
- Our U.S. consumer loan and small business loan businesses are seasonal in nature, which causes our cash flows to fluctuate over the year.
- Our success is dependent, in part, upon our officers, and if we are not able to attract and retain qualified officers, our business could be materially adversely affected.

Risks Related to Our Pending Acquisition of Grasshopper
- Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated, cannot be met, or that could have an adverse effect on us following the consummation of the acquisition of Grasshopper.
- Failure to complete the Grasshopper acquisition could negatively affect our share price, future business and financial results.
- Potential litigation relating to the Grasshopper mergers could result in significant costs, management distraction, and/or a delay of or injunction against the Grasshopper acquisition.
- We expect to incur substantial expenses related to the mergers.

Risk Related to Our Indebtedness
- We have incurred significant indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.
- The terms of the agreements governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

- We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
- Changes in our financial condition or a potential disruption in the capital markets could reduce available capital.
- Increases in customer default rates could make us and our loans less attractive to lenders under debt facilities and investors in securitizations which may adversely affect our access to financing and our business.

Risk Related to Our Common Stock and the Securities Market

- Certain provisions of our restated certificate of incorporation, amended and restated bylaws and Delaware law may discourage takeovers.
- The market price of our shares may fluctuate widely.
- If securities or industry analysts publish research that is unfavorable about our business, our stock price and trading volume could decline.
- We do not anticipate paying any dividends on our common stock in the foreseeable future.
- Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Risk Factors

Our business and future results may be affected by a number of risks and uncertainties that should be considered carefully in evaluating us. In addition, this report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including the risks faced by us described below. The occurrence of one or more of the events listed below could also have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.


Risks Related to Our Business and Industry


Our business is highly regulated, and if we fail to comply with applicable laws, regulations, rules and guidance, our business could be adversely affected.

Our products and services are subject to extensive regulation, supervision and licensing under various federal, state, local and international statutes, ordinances, regulations, rules and guidance. For example, our loan products may be subject to requirements that generally mandate licensing or authorization as a lender or as a CSO; establish limits on the amount, duration, renewals or extensions of and charges for (including interest rates and fees) various categories of loans; direct the form and content of our loan contracts and other documentation; restrict collection practices; outline underwriting requirements and subject us to periodic examination and ongoing supervision by regulatory authorities, among other things. We must comply with federal laws, such as TILA, ECOA, FCRA, EFTA, GLBA and Title X of the Dodd-Frank Act, among others, as well as regulations adopted to implement those laws. In addition, our marketing and disclosure efforts and the representations made about our products and services are subject to unfair and deceptive practice statutes, including the FTC Act, the TCPA and the CAN-SPAM Act of 2003 in the United States and analogous state statutes under which the FTC, the CFPB, state attorneys general or private plaintiffs may bring legal actions.

Additionally, changes in laws or regulations or changes to the application or interpretation of the laws and regulations applicable to small business lenders could adversely affect the Company's ability to operate in the manner in which the Company currently conducts business or make it more difficult or costly for the Company to originate or otherwise acquire additional small business loans, or for the Company to collect payments on the small business loans. Such changes could subject the Company to additional licensing, registration and other legal or regulatory requirements in the future or otherwise that could, individually or in the aggregate, adversely affect the Company's ability to conduct its business.

We are also subject to various international laws, licensing or authorization requirements in connection with the products or services we offer in Brazil. Compliance with applicable laws, regulations, rules and guidance requires forms, processes, procedures, training, controls and the infrastructure to support these requirements. Compliance may also create operational constraints, be costly or adversely affect operating results. See "Business—Regulation" of Part I, Item 1 of this report for further discussion of the laws applicable to us.

The regulatory environment in which we conduct our business is extensive and complex. From time to time we become aware of instances where our products and services have not fully complied with requirements under applicable laws and regulations or applicable contracts. Determinations of compliance with applicable requirements or contracts, such as those discussed above, can be highly technical and subject to varying interpretations. When we become aware of such an instance, products or services that may not be in compliance with applicable laws, whether as a result of our compliance reviews, regulatory inquiry, customer complaint or otherwise, we generally conduct a review of the activity in question and determine how to address it, such as modifying the product, making customer refunds or providing additional disclosure. We also evaluate whether reports or other notices to regulators are required and provide notice to regulators whenever required. In some cases, we have decided and will decide to take corrective action even after applicable statutory or regulatory cure periods have expired, and in other cases we have notified regulators even where such notification may not have been required. Regulators or customers reviewing such incidents or remedial activities may interpret the laws, regulations and customer contracts differently than we have, or may take regulatory action against us or bring private litigation against us notwithstanding the corrective measures we have taken. This may be the case even if we no longer offer the product or service in question.

State, federal and international regulators, as well as the plaintiffs' bars, subject our industry to intense scrutiny. In addition, our contracts for certain products and services may be governed by the law applicable in a state other than the state in which the customer resides. If a court were to reject our choice of law and determine that a contract was governed by the laws of another state, the contract may be unenforceable. A judgment that the choice of law provisions in our loan agreements is unenforceable also could result in costly and time-consuming litigation, penalties, damage to our reputation, trigger repurchase obligations, negatively impact the terms of our future loans and harm our operating results. Likewise, a judgment that the choice of law provision in other commercial loan agreements is unenforceable could result in challenges to our choice of law provision and that could result in costly and time-consuming litigation.

Failure to comply with applicable laws, regulations, rules and guidance, or any finding that our past forms, practices, processes, procedures, controls or infrastructure were insufficient or not in compliance, could subject us to regulatory enforcement actions, result in the assessment against us of civil, monetary, criminal or other penalties (some of which could be significant in the case of knowing or reckless violations), result in the issuance of cease and desist orders (which can include orders for restitution, as well as other kinds of affirmative relief), require us to refund payments, interest or fees, result in a determination that certain financial products are not collectible, result in a suspension or revocation of licenses or authorization to transact business, result in a finding that we have engaged in unfair and deceptive practices, limit our access to services provided by third-party financial institutions or cause damage to our reputation, brands and valued customer relationships. We may also incur additional, substantial expenses to bring those products and services into compliance with the laws of various jurisdictions or stop offering certain products and services in certain jurisdictions.

Additionally, we may expand into complementary businesses that engage in financial, consumer credit transactions or lending services that may involve products or services that we do not currently offer, or we may implement the use of new technologies in our existing businesses and products, such as artificial intelligence-based technologies, all of which may be subject to a variety of statutes, laws and regulatory requirements in addition to those laws and regulations currently applicable to our operations. This may impose increased costs or restrictions on the manner in which we currently conduct our businesses or increase our exposure to regulatory risks and liabilities.

Our failure to comply with any regulations, rules or guidance applicable to our business could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows and could prohibit or directly or indirectly impair our ability to continue current operations. See "—*Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows*."

The lending and financing industry continues to be targeted by new laws and regulations in many jurisdictions that could restrict the lending and financing products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.

Governments at the national, state and local levels, as well as international governments, may seek to impose new laws, regulatory restrictions or licensing requirements that affect the products or services we offer, the terms on which we may offer them, and the disclosure, compliance and reporting obligations we must fulfill in connection with our lending and financing business. They may also interpret or enforce existing requirements in new ways that could restrict our ability to continue our current methods of operation or to expand operations and impose significant additional compliance costs, which could have a negative effect on our business, prospects, results of operations, financial condition and cash flows. In some cases, these measures could even directly prohibit some or all of our current business activities in certain jurisdictions or render them unprofitable and/or impractical to continue.

In recent years, consumer loans have come under increased regulatory scrutiny that has resulted in increasingly restrictive regulations and legislation that makes offering such loans in certain states in the United States or the international countries where we operate (as further described below) less profitable or unattractive. Laws or regulations in some states in the United States require that all borrowers of certain consumer loan products be reported to a centralized database and limit the number of loans a borrower may receive or have outstanding. Other laws prohibit us from providing some of our consumer loan products in the United States to active duty military personnel, active members of the National Guard or members on active reserve duty and their spouses and covered dependents.

The U.S. Congress, as well as other similar federal, state and local bodies and similar international governmental authorities, have debated, and may in the future adopt, legislation or regulations that could, among other things, place a cap (or decrease a current cap) on the interest or fees that we can charge or a cap on the effective annual percentage rate that limits the amount of interest or fees that may be charged; limit origination fees for loans; require changes to our underwriting or collections practices; require lenders to be bonded or to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity; impose "cooling off" periods between the time a loan is paid off and another loan is obtained or prohibit us from providing any of our consumer loan products in the United States to active duty members of the U.S. military, reservists and members of the National Guard and their immediate families.

Furthermore, legislative or regulatory actions may be influenced by negative perceptions of us and our industry, even if such negative perceptions are inaccurate, attributable to conduct by third parties not affiliated with us (such as other industry members), or attributable to matters not specific to our industry.

We cannot currently assess the likelihood of any future unfavorable federal, state, local or international legislation or regulations being enacted that could materially affect our products and services. We closely monitor proposed legislation in jurisdictions where we offer our loan products. Additional legislative or regulatory provisions could be enacted that could severely restrict, prohibit or eliminate our ability to offer a consumer or small business loan or financing product. In addition, U.S. state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that could adversely affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to obtain new licenses or renew the licenses we hold.

Any of these or other legislative or regulatory actions that affect our lending and financing business at the national, state, international and local level could, if enacted or interpreted differently, have a material adverse impact on our business, prospects, results of operations, financial condition and cash flows and could prohibit or directly or indirectly impair our ability to continue current operations.

If the CFPB elects to prioritize enforcement of a new rule that impacts the consumer lending industry, this rule could have a material adverse effect on our U.S. consumer lending business.

In October 2017, the CFPB issued its final rule entitled "Payday, Vehicle Title, and Certain High-Cost Installment Loans" (the "Small Dollar Rule"), which covers certain consumer loans that we offer. While the ability to repay provisions were rescinded in 2020, the payment provisions remain in effect. These provisions require that if a consumer has two consecutive failed payment attempts, the lender must obtain the consumer's new and specific authorization to make further withdrawals from the consumer's bank account. Additionally, lenders must provide certain notices to consumers before attempting a first payment withdrawal or an unusual withdrawal and after two consecutive failed withdrawal attempts. Following a series of constitutional challenges, the Supreme Court upheld the constitutionality of the funding structure of the CFPB and the Fifth Circuit upheld the Small Dollar Rule. On March 28, 2025, the CFPB issued a press release entitled "CFPB Offers Regulatory Relief for Small Loan Providers" indicating that the CFPB "will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payment Withdrawal provisions and the Payment Disclosure provisions once they become operative on March 30, 2025." The CFPB also indicated that it is contemplating issuing a notice of proposed rulemaking to narrow the scope of the Small Dollar Rule. If the CFPB elects to prioritize enforcement and we are not able to execute payment process and customer notification changes effectively because of unexpected complexities, costs or otherwise, we cannot guarantee that the Small Dollar Rule will not have a material adverse impact on our business, prospects, results of operations, financial condition and cash flows.

Our advertising and marketing materials and disclosures have been and continue to be subject to regulatory scrutiny.

In the jurisdictions where we operate, our advertising and marketing activities and disclosures are subject to regulation under various industry standards, consumer protection laws, and other applicable laws and regulations. Consistent with the lending industry as a whole, our advertising and marketing materials have come under increased scrutiny.

Any inability to continue to advertise and market our business in a manner we consider effective as a result of regulatory review or new restrictions could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

We have previously ceased business in certain jurisdictions due to regulatory restrictions and, if we are forced to exit key jurisdictions in the future due to regulatory restrictions, this could adversely affect our business as a whole.

In the past we have ceased business in, restricted our operations in, or chosen not to begin business in, certain jurisdictions due to regulatory restrictions which render our operations impermissible, unprofitable or impractical. In addition, because we are in some cases subject to state/provincial and local regulation in addition to federal/national regulation, we may restrict or discontinue business in certain jurisdictions within countries where we are otherwise active. For example, as of December 31, 2025, we did not offer or arrange consumer loans in 13 U.S. states because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings or caps on the fees that may be charged.

The adoption of state regulatory measures cannot be predicted, but we expect that other states may propose or enact similar restrictions impacting our consumer or small business loan or financing products in the future, which could affect our operations in such states. Legislation or regulations targeting or otherwise directly affecting our products and services have been introduced or adopted in a number of states over the last few years, and we regularly monitor proposed legislation or regulations that could affect our business. For more information, see "Regulation and Legal Proceedings—U.S. State Regulation."

If we are forced to exit key jurisdictions due to such concerns, we cannot guarantee that we will be able to find suitably attractive additional business opportunities elsewhere, which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our access to payment processing systems to disburse and collect loan and financing proceeds and repayments, including the Automated Clearing House, is critical to our business, and any interruption or limitation on our ability to utilize any of the available means of processing deposits or payments could materially adversely affect our business.

When making loans and providing financing in the United States, we use several means of depositing proceeds into and collecting repayments from our customers' bank accounts, including the use of ACH. Our business, including loans made through the CSO program, depends on payment processing systems to collect amounts due by repayments from our customers' bank accounts when we have obtained authorization to do so from the customer. Our transactions are processed by banks, and if these banks cease to provide any of the available means of payment processing services, we would have to materially alter, or possibly discontinue, some or all of our business if alternative processing methods are not as effective or not available.

Previous heightened regulatory scrutiny by the U.S. Department of Justice, the Federal Deposit Insurance Corporation and other regulators, in an action referred to as Operation Choke Point, caused banks and ACH payment processors to cease doing business with certain short-term consumer lenders who were operating legally, without regard to whether those lenders were complying with applicable laws, simply to avoid the risk of heightened scrutiny or even litigation.

Our access to payment processing systems could be impaired as a result of actions by regulators to cut off the access to payment processing systems to short-term consumer lenders or by rule changes by the National Automated Clearinghouse Association ("NACHA"), which oversees the ACH network. The limited number of financial institutions we depend on may choose to discontinue providing ACH processing and similar services to us. If our access to any of these means of payment processing is impaired, we may find it difficult or impossible to continue some or all of our business, which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows. If we are unable to maintain access to needed services on favorable terms, we would have to materially alter, or possibly discontinue, some or all of our business if alternative processors are not available.

The failure to comply with debt collection regulations could subject us to fines and other liabilities, which could harm our reputation and business.

The FDCPA regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Many states impose additional requirements on persons collecting or attempting to collect consumer debts owed to them and on debt collection communications, and some of those requirements may be more stringent than the federal requirements. Moreover, regulations governing debt collection are subject to changing interpretations that differ from jurisdiction to jurisdiction.

Restrictions on our third-party debt collectors or that apply to our attempts to collect debt originated by other lenders may have an adverse impact on our U.S. products and services.

Non-U.S. jurisdictions also regulate debt collection. We could be subject to fines, written orders or other penalties if we, or parties working on our behalf, are determined to have violated the FDCPA or analogous state or international laws, which could have a material adverse effect on our reputation, business, prospects, results of operations, financial condition and cash flows.

We use lead providers and marketing affiliates to assist us in obtaining new customers, and if lead providers or marketing affiliates do not comply with an increasing number of applicable laws and regulations, or if our ability to use such lead providers or marketing affiliates is otherwise impaired, it could adversely affect our business.

We are dependent on third parties, referred to as lead providers (or lead generators) and marketing affiliates, as a source of new customers. Our marketing affiliates place our advertisements on their websites that direct potential customers to our websites. Generally, lead providers operate, and also work with their own marketing affiliates who operate, separate websites to attract prospective customers and then sell those "leads" to online lenders. As a result, the success of our business depends substantially on the willingness and ability of lead providers or marketing affiliates to provide us customer leads at acceptable prices.

If regulatory oversight of lead providers or marketing affiliates is increased, through the implementation of new laws or regulations or the interpretation of existing laws or regulations, our ability to use lead providers or marketing affiliates could be restricted or eliminated. Over the past few years, several states have taken actions that have caused us to discontinue the use of lead providers in those states. While these discontinuations did not have a material adverse effect on us, other states may propose or enact similar restrictions on lead providers and potentially on marketing affiliates in the future, and if other states adopt similar restrictions, our ability to use lead providers or marketing affiliates in those states would also be interrupted.

Lead providers' or marketing affiliates' failure to comply with applicable laws or regulations, or any changes in laws or regulations applicable to lead providers or marketing affiliates' or changes in the interpretation or implementation of such laws or regulations, could have an adverse effect on our business and could increase negative perceptions of our business and industry. Additionally, the use of lead providers and marketing affiliates could subject us to additional regulatory cost and expense. If our ability to use lead generators or marketing affiliates were to be impaired, our business, prospects, results of operations, financial condition and cash flows could be materially adversely affected.

In addition, we do business with third parties who are not part of our independent sales organization program, including third parties who may refer potential small business customers to us or to whom we may refer potential customers for their business. In general, if we refer an applicant that takes a loan from one of our strategic partners, that strategic partner pays us a commission based on the amount of the originated loan. The partners determine whether to extend credit to referred applicants using their own credit models and criteria.

Certain states require a license to broker commercial loans or apply other restrictions to loan brokering activities. We believe that our strategic referral program for small business products would not be considered loan brokering under most state laws and, as such, would not require us to obtain a license. There is a risk that states could adopt new laws or amend or interpret existing laws to require us to obtain a broker license, impose penalties for noncompliance, or otherwise prevent us from making further referrals and collecting commissions from our referral partners. Challenges to our program could also result in costly and time-consuming litigation, damage to our reputation and harm our operating results.

To the extent that independent sales organization program partners, other third parties or internal sales representatives mislead loan applicants or engage or previously engaged in disreputable behavior, our reputation may be harmed and we may face liability.

We rely on third-party independent advisors, including commercial loan brokers, which we call independent sales organization program partners, or ISOs, for a significant portion of the small business customers to whom we issue loans. As a consequence of their status as independent contractors who provide services for multiple lenders, we have less control of third-party independent sales activities as compared to the activities of our internal sales representatives.

Because ISOs earn fees on a commission basis, ISOs may have an incentive to mislead loan applicants, facilitate the submission by loan applicants of false application data or engage in other disreputable behavior so as to earn additional commissions. We also rely on our internal sales representatives for customer acquisition in our direct marketing channel, who may also be motivated to engage in disreputable behavior to increase our customer base because such internal sales representatives are paid on a commission basis. If ISOs or our internal sales representatives mislead our customers or engage in other disreputable behavior, our customers are less likely to be satisfied with their experience and we may be subject to costly and time-consuming disputes. Negative publicity relating to ISOs or internal sales representatives could impair our ability to continue to increase our revenue and our business could otherwise be materially and negatively impacted.

We significantly enhanced, and regularly update, the nature and scope of the due diligence conducted on both prospective and existing ISOs. We also implemented certain enhanced contractual provisions and compliance-related measures related to our ISO program. While these measures were intended to improve certain aspects and reduce the risks of how we work with ISOs and how they work with our customers, we cannot assure that these measures will work or continue to work as intended, that other compliance-related concerns will not emerge in the future, that the ISOs will comply with these measures, and that these measures will not negatively impact our business from this channel or have other unintended or negative impacts on our business beyond the ISO channel.

In addition, we do business with third parties who are not part of our ISO program, including third parties who may refer potential customers to us. Although such third parties are solely intended to refer to our internal processes, we are exposed to the risks of potential misleading or disreputable behavior from these third parties as well as from our ISOs.

As to our sales force, sales representatives are given sales scripts and receive rigorous training, including in-person training on avoiding unfair, abusive, and deceptive practices. In addition, internal sales representative calls are recorded and monitored for purposes of compliance and quality assurance. Despite these controls, we cannot assure that they will work as intended or that all of our internal sales representatives will comply with our procedures. Failure of our internal sales representatives to do so would expose us to the same, or worse, consequences than those relating to the ISO channel. We also refer merchants to third-party lenders. It is conceivable that we are exposed to risk if such third-party lenders engage in wrongful behavior.

We pay commissions to our strategic partners, other third parties and ISOs upfront and generally do not recover them in the event the related term loan or line of credit is eventually charged off.

We pay commissions to strategic partners and ISOs on the small business installment loans and lines of credit we originate through these channels. We pay these commissions at the time the installment loan is originated or line of credit is opened or drawn on. We generally do not require that this commission be repaid to us in the event of a default on an installment loan or line of credit. While we generally discontinue working with strategic partners and ISOs that refer customers to us that ultimately have unacceptably high levels of defaults, to the extent that our strategic partners and ISOs are not at risk of forfeiting their commissions in the event of defaults, they may, to an extent, be indifferent to the riskiness of the potential customers that they refer to us.

Any violations of our Code of Business Conduct and Ethics, or the failure to detect any such violations, may cause our business, financial condition or results of operations to be adversely affected.

Our Code of Business Conduct and Ethics prohibits us and our employees from engaging in unethical business practices. In addition, our ISOs are required to comply with a code of conduct, or the ISO Code, tailored to their brokering services. We refer to our Code of Business Conduct and Ethics and the ISO Code collectively as the "Code." However, there can be no assurance that all of our employees, agents, or contractors will refrain from acting in violation of our Code, or that we will be able to detect any such violations. The investigation into potential violations of our Code, or even allegations of such violations, could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, and such expenses may have a material adverse effect on our financial results. If we, or our employees, agents or contractors, are found to have engaged in practices that violate our Code, we could suffer severe fines, penalties or other consequences that may have a material adverse effect on our business, financial condition or results of operations. In addition, negative public opinion could result from actual or alleged conduct by us, or our employees, agents or contractors acting on our behalf, in any number of activities or circumstances in violation of our Code, including employment related offenses, such as harassment (sexual or otherwise) and discrimination, regulatory compliance and the use and protection of data and systems, or from actions taken by regulators or others in response to such conduct.

The use of personal data for credit underwriting is highly regulated, which exposes us to compliance risk and increased costs.

In the United States, the FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. Compliance with the FCRA and related laws and regulations concerning consumer reports remains under regulatory scrutiny. The FCRA requires us to provide a Notice of Adverse Action to a consumer loan applicant when we deny an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and the specific reasons for the denial of credit. The FCRA also requires us to promptly update any credit information reported to a consumer reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. Historically, the FTC has played a key role in the implementation, oversight, enforcement and interpretation of the FCRA. Pursuant to the Dodd-Frank Act, the CFPB has primary supervisory, regulatory and enforcement authority of FCRA issues, although the FTC also retains its enforcement role regarding the FCRA. The CFPB has taken a more active approach than the FTC, including with respect to regulation, enforcement and supervision of the FCRA. Changes in the regulation, enforcement or supervision of the FCRA may materially affect our business if new regulations or interpretations by the CFPB or the FTC require us to materially alter the manner in which we use personal data in our credit underwriting. The oversight of the FCRA by both the CFPB and the FTC and any related investigation or enforcement activities or our failure to comply with the FCRA may have a material adverse impact on our business, including our operations, our mode and manner of conducting business and our financial results.

In addition, our operations in the State of California are subject to the California Consumer Privacy Act of 2018 ("CCPA"), which expanded the privacy rights of California residents and regulates the sharing of consumer information of California residents, and the California Privacy Rights Act ("CPRA"), which amended and expanded the rights and obligations under the CCPA. Compliance with the CCPA and the CPRA has increased our costs of conducting business in California, and we could see increased litigation costs as a result of these laws. Several other states have passed legislation regarding data privacy and use, which could create more risks and potential costs.

Negative public perception of our business could cause demand for our products to significantly decrease.

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term and high-cost consumer loans. Such consumer advocacy groups and media reports generally focus on the annual percentage rate for this type of consumer loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The fees and/or interest charged by us and others in the industry attract media publicity about the industry and may be perceived as controversial. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for any or all of the consumer loan products that we offer could significantly decrease, which could materially affect our business, prospects, results of operations, financial condition and cash flows. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, we could become subject to more restrictive laws and regulations applicable to short-term loans or other consumer loan products that we offer that could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

In addition, our ability to attract and retain customers is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters—even if related to seemingly isolated incidents, or even if related to practices not specific to short-term loans, such as debt collection—could erode trust and confidence and damage our reputation among existing and potential customers, which could make it difficult for us to attract new customers and retain existing customers and could significantly decrease the demand for our products, could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

Control of the Congress and the executive branch of the U.S. government could have a significant impact on financial services legislation passed in Congress and signed into law.

In January 2025, the Republican party took control of the Senate and retained control of the House of Representatives, and Donald Trump was inaugurated as President of the United States. The Trump administration has publicly discussed meaningful changes to staffing, structure and funding for regulatory bodies with authority over Enova businesses, changes in regulatory and tax burdens on individuals and small businesses, and changes in immigration policies. We are unable to predict at this time the likelihood or effect of any such policy or structural changes or any new legislation or regulations.

Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

We have been and are currently subject to lawsuits (including purported class actions) that could cause us to incur substantial expenditures, generate adverse publicity and could significantly impair our business, force us to cease doing business in one or more jurisdictions or cause us to cease offering or alter one or more products. We are also likely to be subject to further litigation in the future. An adverse ruling in or a settlement of any current or future litigation against us or another provider of loans or financings similar to those we offer could cause us to have to refund fees and/or interest collected, forego collection of the principal amount of loans or the delivery of purchased receivables, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular jurisdictions.

Defense of any lawsuit, even if successful, could require substantial time and attention of our management and could require the expenditure of significant amounts for legal fees and other related costs. We and others are also subject to regulatory proceedings, and we could suffer losses as a result of interpretations of applicable laws, rules and regulations in those regulatory proceedings, even if we are not a party to those proceedings. Any of these events could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

Judicial decisions, CFPB rulemaking or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

We include arbitration provisions in our consumer and small business loan and financing agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings. We take the position that the arbitration provisions in loan and financing agreements, including class action waivers, are valid and enforceable; however, the enforceability of arbitration provisions is often challenged in court. If those challenges are successful, our arbitration and class action waiver provisions could be unenforceable, which could subject us to additional litigation, including additional class action litigation.

In addition, the U.S. Congress has, in the past, considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has enacted legislation with such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents. Further, the Dodd-Frank Act directed the CFPB to study consumer arbitration and report to the U.S. Congress, and it authorized the CFPB to adopt rules limiting or prohibiting consumer arbitration, consistent with the results of its study.

The CFPB did issue a final rule on arbitration, which would have prohibited class action waivers in certain consumer financial services contracts. However, the House and Senate each passed a resolution of disapproval of the rule, pursuant to their powers under the Congressional Review Act, and the President signed the bill. Because the rule was disapproved, it cannot be reissued in substantially the same form, and the CFPB cannot issue a substantially similar rule unless the new rule is specifically authorized by a law enacted after the date of the joint resolution disapproving the original rule.

Any judicial decisions, legislation or other rules or regulations that impair our ability to enter into and enforce consumer arbitration agreements and class action waivers will increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions, which would be costly and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

In some circumstances, federal preemption and application of an out-of-state choice of law provision will not, or may not, be available for the benefit of certain non-bank purchasers of loans to defend against a state law claim of usury.

Over the past few years there have been several litigation and enforcement actions aimed at issuing banks and their non-bank lending partners. These actions have primarily challenged the validity of the issuing bank partner model that is used by many non-banks, including by the Company.

In May 2015, the U.S. Court of Appeals for the Second Circuit held in Madden v. Midland Funding, LLC that federal law did not preempt a state's interest rate limitations when applied to a non-bank debt buyer of a consumer credit card loan seeking to collect interest at the rate originally contracted for by a national bank.

In June 2020, each of the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC") implemented rules to address the valid-when-made doctrine and the uncertainty created by the Madden case. Generally, the rules clarify that the permissible interest on a loan is determined at the time the loan is made by national banks, Federal savings associations, state banks and insured branches of foreign banks and such permissible interest rate is not affected by a subsequent sale, assignment or other transfer to non-bank financial companies or a subsequent change in state law. In 2020, the attorneys general for a number of states filed complaints in the U.S. District Court for the Northern District of California challenging the OCC and FDIC rules on both substantive and procedural grounds. In February 2022, the OCC and FDIC prevailed in the litigation brought by the attorneys general. There have also been numerous litigation and enforcement actions that challenge the status of the issuing bank partner as the "true lender" of the loan in question. These actions primarily rely on the reasoning set forth in CashCall, Inc. v. Morrisey. In that case, the court held that the non-bank consumer lending platform, CashCall, and not its bank partner, was the "true lender" for certain loans made to West Virginia residents. The court relied on a "predominate economic interest" test that sought to determine which party (as between the issuing bank and the non-bank lending platform) retained the most economic risk in the loan transaction and should, therefore, be deemed the "true lender" of the loan. The CashCall decision and other similar actions challenge whether the loans should be subject to the interest rate limitations in the state where the consumer is located rather than in the bank's home state because the non-bank lending platform, and not the bank, is the "true lender." The state law remedies with respect to the "true lender" actions vary depending on the jurisdiction in which the action is filed.

If we were deemed by a court to be the "true lender" of any loans originated by the issuing bank partner, it could impact the enforceability of the loans; it could subject us to regulatory investigations, penalties and fines; we might have to alter the terms of the loans we broker; it could create challenges for our capital markets and securitization models; we would have to change the way we do business in such jurisdictions; and we may suffer an adverse impact on our business.

Significant changes in international laws or regulations or a deterioration of the political, regulatory or economic environment of Brazil, or any other country in which we may begin operations, could affect our operations in these countries.

We offer, arrange and/or service online consumer loans to customers in Brazil. New legislation or regulations could further restrict the loan products we offer.

Significant changes in international laws or regulations or a deterioration of the political, regulatory or economic environment of Brazil could restrict our ability to sustain or expand our operations. Similarly, a significant change in laws, regulations or overall treatment (including an interpretation or application of such laws and regulations not anticipated when exploring or initiating business) or a deterioration of the political, regulatory or economic environment of any other country in which we may decide to do business, could also materially adversely affect our prospects and could restrict our ability to initiate a pilot program or develop a pilot program into full business operations.

If our relationship with certain of our issuing bank partners was to end, or if the legal structure supporting such relationship is successfully challenged, then we may have to comply with additional laws, regulations, and restrictions, and certain states may require us to obtain a lending or similar license, or we may determine to withdraw from doing business in such state.

Some states and jurisdictions require a license to make or solicit certain commercial loans in that state or jurisdiction and/or may not honor the choice of another state's law. These states assert either that their own licensing laws and requirements should generally apply to: (i) all commercial loans made by nonbanks to residents of their state; or (ii) apply to commercial loans made by nonbanks to residents of their state of certain principal amounts or with certain interest rates or other terms. In some of these states, certain of our small business loans are originated by an issuing bank partner, which is not subject to state licensing, and offered to us for sale. With respect to OnDeck loans, a bank currently originates all loans in certain states as well as some loans to customers in other states and jurisdictions. These bank originated loans are governed by Utah law, the law of the issuing bank partner's home state. The remainder of OnDeck loans provide that they are governed by Virginia or Utah law. Loans originated by our issuing bank partner are generally priced the same as loans originated by us under Virginia or Utah law. While the other U.S. states where we originate loans currently honor our choice of law, future legal changes could result in any one or more of those states no longer honoring our choice of law or introducing a new licensing regime applicable to our business. In that case, we could potentially address the legal change by altering the terms of our loans, curtailing our originations, or placing more loans through our issuing bank partner.

If we were otherwise not able to work with an issuing bank partner or if we were to seek to make commercial and consumer loans directly in certain states, we would have to attempt to comply with the laws of these states in other ways, including through obtaining the appropriate licenses. Compliance with the laws of such states could be costly, and if we are unable to obtain such licenses, our lending activity could substantially decrease or cease entirely in that state jurisdiction and our revenues, growth and profitability would be harmed.

As of December 31, 2025, we operated programs with five separate bank partners, with purchases under these programs representing 31.6% of our consolidated originations and purchases for the year ended December 31, 2025. If our relationship with an issuing bank partner of commercial and consumer loans were to end or if any other issuing bank partner were to cease operations, we would either need to find a replacement financial institution with which to enter into a similar arrangement or we would need to obtain individual federal, state or local lending licenses and otherwise comply with the laws of those jurisdictions in order to make loans in those jurisdictions. Even if we were able to obtain the necessary licenses in those jurisdictions, compliance with the laws, rules and regulations of those jurisdictions could be costly and, depending on the terms of the loans, the interest rates or other loan terms and practices applicable to loans in those jurisdictions might be subject to limits, prohibitions or restrictions. If we were unable to maintain the necessary relationships, unable to obtain the necessary licenses or unable to otherwise comply with applicable law, or in the absence of a relationship with a bank partner were to determine that compliance with an applicable jurisdiction's laws is cost-prohibitive, we would be required to (or would seek to voluntarily) discontinue or curtail our business activity, or limit the rates of interest charged on such loans, in those jurisdictions and would face increased costs and compliance burdens.

In addition, if it were found that our activities under our current arrangements with our issuing bank partners constituted impermissible lending within any such jurisdiction, we could face penalties and fines within such jurisdictions, and all or a portion of the interest charged on the loans and/or all or a portion of the principal of the loans could be found to be unenforceable or recoverable by the borrower and, to the extent it is determined that the loans were not originated in accordance with all applicable laws, we could be obligated to purchase certain loans that failed to comply with such legal requirements. Further, any finding that we engaged in lending in states where we are not properly licensed to do so could lead to litigation, harm to our reputation and negatively impact our ability to originate loans.

The failure of third parties who provide products, services or support to us to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

A portion of our consumer installment loan revenue depends in part on the willingness and ability of an unaffiliated third-party lender, through the CSO program, to make loans to customers. We also utilize many other third parties to provide services to facilitate our lending and financing, including in our underwriting and payment processing. In addition, we rely on a third-party lender in connection with our lending business in Brazil. The loss of the relationship with any of these third parties, and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services or to have the ability to provide their products and services, could cause us to lose customers and substantially decrease the revenue and earnings of our business. Our revenue and earnings could also be adversely affected if any of those third-party providers make material changes to the products or services that we rely on. We also use third parties to support and maintain certain of our communication systems and information systems. If a third-party provider fails to provide its products or services, makes material changes to such products and services, does not maintain its quality and consistency or fails to have the ability to provide its products and services, our operations could be disrupted. Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our business depends on the uninterrupted operation of our systems and business functions, including our information technology and other business systems, as well as the ability of such systems to support compliance with applicable legal and regulatory requirements.

Our business is highly dependent upon our employees' ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as internet support, contact center activities, and processing and servicing of our loans. A shut-down of or inability to access the facilities in which our internet operations and other technology infrastructure are based, such as a power outage, a failure of one or more of our information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair our ability to perform such functions on a timely basis and could result in a deterioration of our ability to underwrite, approve and process loans and finance receivables, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could have a materially adverse effect on our business, prospects, results of operations, financial condition and cash flows.

In addition, our systems and those of third parties on whom we rely must comply with applicable legal and regulatory requirements and be capable of timely modification to comply with new or amended requirements. Any such systems problems going forward could have a material adverse effect on our business, prospects, results of operations, financial conditions and cash flows and could impair or prohibit our ability to continue current operations.

Decreased demand for our products and specialty financial services and our failure to adapt to such decrease could result in a loss of revenue and could have a material adverse effect on us.

The demand for a particular product or service may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products, the availability of competing or alternative products or changes in customers' financial conditions. Should we fail to adapt to a significant change in our customers' demand for, or access to, our products, our revenue could decrease significantly. Even if we make adaptations or introduce new products to fulfill customer demand, customers may resist or may reject products whose adaptations make them less attractive or less available. In any event, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time. In particular, we have changed, and will continue to change, some of our operations and the products we offer. Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

The Consumer Financial Protection Bureau has supervisory authority over certain of our U.S. consumer businesses that could have a significant impact on our U.S. business.

The CFPB, which regulates U.S. consumer financial products and services, has broad regulatory, supervisory and enforcement powers over providers of consumer financial products and services, such as us, including explicit supervisory authority to examine and require registration of certain providers.

The CFPB has examined our lending products, services and practices. Certain products and services may be examined by the CFPB in the future. The CFPB's examination authority permits CFPB examiners to inspect the books and records and ask questions about business practices. As a result of examinations, we have been in the past and could be required in the future to change our products, services or practices, whether as a result of another party being examined or as a result of an examination of us, or we could be subject to monetary penalties, which could materially adversely affect us.

The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices and to investigate and penalize financial institutions that violate this prohibition. In addition to having the authority to obtain monetary penalties for violations of applicable federal consumer financial laws (including the CFPB's own rules), the CFPB can require remediation of practices, pursue administrative proceedings or litigation and obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief). Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

We are subject to impairment risk.

At December 31, 2025, we had goodwill totaling $279.3 million on our consolidated balance sheet, all of which represents assets capitalized in connection with acquisitions and business combinations. Accounting for goodwill requires significant management estimates and judgment. Events may occur in the future, and we may not realize the value of our goodwill. Management performs periodic reviews of the carrying value of our goodwill to determine whether events and circumstances indicate that impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill or an intangible asset to become impaired. Should a review indicate impairment, a write-down of the carrying value of the goodwill or intangible asset would occur, resulting in a non-cash charge, which could adversely affect our results of operations and could also lead to our inability to comply with certain covenants in our financing documents, which could cause a default under those agreements.

If the information provided by customers to us is incorrect or fraudulent, we may misjudge a customer's qualification to receive a loan and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our loan decisioning process, including the OnDeck Score®, may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of our loan decisioning and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

In addition, we use identity and fraud checks analyzing data provided by external databases to authenticate each customer's identity. From time to time in the past, these checks have failed and there is a risk that these checks could also fail in the future, and fraud, which may be significant, may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

We are subject to anticorruption laws including the U.S. Foreign Corrupt Practices Act, anti-money laundering laws and economic sanctions laws, and our failure to comply therewith, particularly if we continue to expand internationally, could result in penalties that could harm our reputation and have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Anticorruption Laws. We are subject to the FCPA, which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although we have policies and procedures designed to ensure that we, our employees, agents and intermediaries comply with the FCPA and other anticorruption laws, such policies or procedures may not work effectively all of the time or protect us against liability for actions taken by our employees, agents and intermediaries with respect to our business or any businesses that we may acquire. In the event that we believe, or have reason to believe, that our employees, agents or intermediaries have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Our continued operation and expansion outside the United States could increase the risk of such violations in the future.

Other countries in which we operate or have operated, including Brazil, and other countries where we intend to operate also have anticorruption laws, which we are, have been or will be subject to.

If we are not in compliance with the FCPA and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, reputation, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anticorruption laws by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, reputation, prospects, results of operations, financial condition and cash flows.

Anti–Money Laundering Laws. We are also subject to anti-money laundering laws and related compliance obligations in the United States and other jurisdictions in which we do business. In the United States, the USA PATRIOT Act and the Bank Secrecy Act require us to maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (1) the development of internal policies, procedures and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. If we are not in compliance with U.S. or other anti-money laundering laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of anti-money laundering laws by U.S. or international authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Economic Sanctions Laws. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as "Specially Designated Nationals," such as terrorists and narcotics traffickers. These prohibitions are administered by the Treasury Department's Office of Foreign Assets Control ("OFAC"). OFAC rules prohibit U.S. persons from engaging in financial transactions with or relating to the prohibited individual, entity or country, require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate also maintain economic and financial sanctions regimes. In the event that we believe, or have reason to believe, that our employees, agents or intermediaries have or may have violated applicable laws or regulations, we may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. If we are not in compliance with OFAC regulations and other economic and financial sanctions regulations, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, prospects, results of operations, financial condition and cash flows. Any investigation of any potential violations of OFAC regulations or other economic sanctions by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Any continued international expansion could increase the risk of violations of FCPA, anti-money laundering laws, OFAC regulations, or similar applicable laws and regulations in the future.

Failure of operating controls could produce a significant negative outcome, including customer experience degradation, legal expenses, increased regulatory cost, significant internal and external fraud losses and vendor risk.

Losses from operational failures can be material. These losses can arise from a wide range of breaches in controls, procedures, processes and security. Breaches in any of these controls, procedures, processes or security measures could lead to significant legal expense and even punitive damages. Internal fraud, including the stealing and dissemination of client personally identifiable information, can create significant client distrust and result in serious legal action against us. Breaches in client onboarding and servicing processes can degrade customer experience and place current and future revenues at risk. The continued proliferation and technological advances in first and third-party fraud can result in large losses over a short period of time if undetected. While we seek to enhance and develop our operational risk strategy and control structure, there can be no assurance that our efforts will be successful and that we will avoid material operational losses. These potential operational risk loss scenarios are not exhaustive and we could experience a significant loss in any scenario if our operational risk enhancements do not keep pace with our business, capabilities or our continued organizational growth and complexity. In addition, operational failures could have a significant effect on our reputation which could cause additional material harm to our business and prospects.

Increased competition from banks, credit card companies, other consumer and small business lenders, and other entities offering similar financial products and services could adversely affect our business, prospects, results of operations, financial condition and cash flows.

We have many competitors. Our principal competitors are consumer and small business loan and finance companies, CSOs, online lenders, credit card companies, auto title lenders and other financial institutions that offer similar financial products and services, including loans on an unsecured as well as a secured basis. Many other financial institutions or other businesses that do not now offer products or services directed toward our traditional customer base, many of whom may be much larger than us, could begin doing so. Significant increases in the number and size of competitors for our business could result in a decrease in the number of loans that we fund or necessitate a change in the terms of the loans that we offer, resulting in lower levels of revenue and earnings in these categories.

Competitors of our business may operate, or begin to operate, under business models less focused on legal and regulatory compliance, which could put us at a competitive disadvantage. Some of our U.S. competitors operate using other business models, including a "tribal model" where the lender follows the laws of a Native American tribe regardless of the state in which the customer resides. Competitors using these models may be able to lend in jurisdictions where we do not and may have higher revenue per customer and significantly less burdensome compliance requirements, among other advantages. Additionally, negative perceptions about these models could cause legislators or regulators to pursue additional industry restrictions that could affect the business model under which we operate. To the extent that these models or other new lending models gain acceptance among consumers, small businesses and investors or that they face less onerous regulatory restrictions than we do, we may be unable to replicate their business practices or otherwise compete with them effectively, which could cause demand for our products to decline substantially. We may be unable to compete successfully against any or all of our current or future competitors. As a result, we could lose market share and our revenue could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations. Any such changes in our competition could materially adversely affect our business, prospects, results of operations, financial condition and cash flows.

A sustained deterioration in the economy could reduce demand for our products and services and result in reduced earnings.

A sustained deterioration in the overall economy or adverse changes in the economic environment in the markets we serve, including an erosion of labor market conditions or declines in wage growth, could cause deterioration in the performance of our loan and finance receivables portfolios. An economic slowdown could result in a decreased number of loans and financing being made to customers due to higher unemployment or an increase in defaults in our products. During an economic slowdown or deteriorating economic conditions, we could be required to tighten our underwriting standards, which would likely reduce loan and finance receivable balances, and we could face more difficulty in collecting defaulted receivables, which could lead to an increase in losses.

We may be unable to protect our proprietary technology and analytics or keep up with that of our competitors.

The success of our business depends to a significant degree upon the protection of our software, fraud defenses, underwriting algorithms and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. In addition, competitors could, without violating our proprietary rights, develop technologies that are as good as or better than our technology. Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors' could put us at a disadvantage relative to our competitors. Any such failures could have a material adverse effect on our business.

We may be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties, including from our competitors or non-practicing entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain products or product features, acquire licenses, which may not be available at a commercially reasonable price or at all, or modify our products, product features, processes or websites while we develop non-infringing substitutes.

In addition, we use open source software in our technology platform and plan to use open source software in the future. From time to time, we may face claims from parties claiming ownership of, or demanding release of, the source code, potentially including our valuable proprietary code, or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform, any of which could have a negative effect on our business and operating results.

We are subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our business involves the storage and transmission of consumers' and businesses' proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. We are entirely dependent on the secure operation of our websites and systems as well as the operation of the internet generally. While we have incurred no material cyber-attacks or security breaches to date, a number of other companies have disclosed cyber-attacks and security breaches, some of which have involved intentional attacks.

Attacks may be targeted at us, our customers, or both. Although we devote significant resources to maintain and regularly upgrade our systems and processes that are designed to protect the security of our computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to us and our customers, our security measures may not provide absolute security. Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches, especially because the techniques used by hackers change frequently or may not be recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including third parties outside the Company such as persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. These risks may increase in the future as we continue to increase our mobile and other internet-based product offerings and expand our internal usage of web-based products and applications or expand into new countries. Additionally, the risk of successful cyber-attacks and data breaches may increase with the use of artificial intelligence, which may accelerate such attacks and cause them to evolve more rapidly. If an actual or perceived breach of security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and could result in the loss of customers, suppliers or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants.

A successful penetration or circumvention of the security of our systems could cause serious negative consequences, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or systems or those of our customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure, and harm to our reputation, all of which could have a material adverse effect on us. In addition, our applicants provide sensitive information, including bank account information, when applying for loans or financing. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer bank account and other personal information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Data breaches can also occur as a result of non-technical issues. In addition, federal and some state regulators are considering rules and standards to address cybersecurity risks and many U.S. states have already enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and may lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, including denial-of-service attacks. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach of our systems or by persons with whom we have commercial relationships that result in the unauthorized release of consumers' personal information or businesses' proprietary information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. In addition, many of the third parties who provide products, services or support to us could also experience any of the above cyber risks or security breaches, which could impact our customers and our business and could result in a loss of customers, suppliers or revenue.

Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our ability to collect payment on loans and maintain the accuracy of accounts may be adversely affected by computer viruses, electronic break-ins, technical errors and similar disruptions.

The accessibility and automated nature of our platform may make for an attractive target for hacking, computer viruses, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of our platform, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan. In addition, the software that we have developed is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan and financing provided involves our proprietary underwriting and fraud scoring models, and the applications are highly automated, any failure of our computer systems involving our proprietary credit and fraud scoring models and any technical or other errors contained in the software pertaining to our proprietary underwriting and fraud scoring models could compromise the ability to accurately evaluate potential customers, which would negatively impact our results of operations. Furthermore, any failure of our computer systems could cause an interruption in operations that may result in disruptions or reductions in the amount of collections from the loans and financings we provide to customers. If any of these risks were to materialize, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

If internet search engine providers change their methodologies for organic rankings or paid search results, or our organic rankings or paid search results decline for other reasons, our new customer growth or volume from returning customers could decline.

Our new customer acquisition marketing and our returning customer relationship management is partly dependent on search engines such as Google, Bing and Yahoo! to direct a significant amount of traffic to our desktop and mobile websites via organic ranking and paid search advertising. Our competitors' paid search activities, pay per click or search engine marketing may result in their sites receiving higher paid search results than ours and significantly increasing the cost of such advertising for us.

Our paid search activities may not produce (and in the past have not always produced) the desired results. Internet search engines often revise their methodologies, which could adversely affect our organic rankings or paid search results, resulting in a decline in our new customer growth or existing customer retention, difficulty for our customers in using our web and mobile sites, more successful organic rankings, paid search results or tactical execution efforts for our competitors than for us, a slowdown in overall growth in our customer base and the loss of existing customers, and higher costs for acquiring returning customers, which could adversely impact our business. In addition, search engines could implement policies that restrict the ability of consumer finance companies such as us to advertise their services and products, which could preclude companies in our industry from appearing in a favorable location or any location in the organic rankings or paid search results when certain search terms are used by the consumer. For example, Google's policy prohibits lenders, lead providers and affiliates from advertising certain financial products on Google AdWords. Advertisements for personal loans that require repayment within 60 days, or U.S. loans with an APR of 36 percent or more, are not allowed on Google paid search advertising. In addition, Google requires that advertisements for personal loans contain or link to information about the features, fees, risks and benefits of the advertised loan product.

Our online marketing efforts are also susceptible to actions by third parties that could negatively impact our search results. Our sites have experienced meaningful fluctuations in organic rankings and paid search results in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of consumers or small businesses directed to our web and mobile sites could harm our business and operating results.

Failure to keep up with the rapid changes in e-commerce and the uses and regulation of the internet could harm our business.

The business of providing products and services such as ours over the internet is dynamic and relatively new. We must keep pace with rapid technological change, consumer and small business use habits, internet security risks, risks of system failure or inadequacy, and governmental regulation and taxation, and each of these factors could adversely impact our business. In addition, concerns about fraud, computer security and privacy and/or other problems may discourage additional consumers and small businesses from adopting or continuing to use the internet as a medium of commerce. In countries such as the United States, where e-commerce generally has been available for some time and the level of market penetration of our online financial services is relatively high, acquiring new customers for our services may be more difficult and costly than it has been in the past. In order to expand our customer base, we must appeal to and acquire customers who historically have used traditional means of commerce to conduct their financial services transactions. If these customers prove to be less profitable than our previous customers, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

Our business is subject to complex and evolving U.S. and international laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Our business is subject to a variety of laws and regulations in the United States and internationally that involve user privacy issues, data protection, advertising, marketing, disclosures, distribution, electronic contracts and other communications, consumer protection and online payment services. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, international data protection, privacy, and other laws and regulations can be more restrictive than those in the United States. U.S. federal and state and international laws and regulations, which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and the U.S. government, including the FTC and the Commerce Department, previously announced that it is reviewing the need for greater regulation of the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving e-commerce industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current or past policies and practices. A number of proposals are pending before federal, state, and international legislative and regulatory bodies that could significantly affect our business. There have been a number of recent legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas such as privacy. In addition, some countries are considering legislation requiring local storage and processing of data that, if enacted, would increase the cost and complexity of delivering our services. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, the expansion into new markets, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other remedies, including demands that we modify or cease existing business practices or pay fines, penalties or other damages.

Growth may place significant demands on our management and our infrastructure and could be costly.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. Expanding our products or entering into new jurisdictions with new or existing products can be costly and require significant management time and attention. Additionally, as our operations grow in size, scope and complexity and our product offerings increase, we will need to enhance and upgrade our systems and infrastructure to offer an increasing number of enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, develop and enhance our legal and compliance controls and processes, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Competition for these personnel is intense and is particularly intense for technology and analytics professionals. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources or more attractive compensation mixes than we have had. Managing our growth will require significant expenditures and allocation of valuable management resources. Failure to achieve the necessary level of efficiency in our organization as it grows could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

New top-level domain names may allow the entrance of new competitors or dilution of our brands, which may reduce the value of our domain name assets.

We have invested heavily in promoting our brands, including our website addresses. The Internet Corporation for Assigned Names and Numbers, the entity responsible for administering internet protocol addresses, has introduced additional new domain name suffixes in different formats, many of which may be more attractive than the formats held by us and which may allow the entrance of new competitors at limited cost. It may also permit other operators to register websites with addresses similar to ours, causing customer confusion and dilution of our brands, which could materially adversely affect our business, prospects, results of operations, financial condition and cash flows. Any defensive domain registration strategy or attempts to protect our trademarks or brands could become a large and recurring expense and may not be successful.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our product and service offerings and markets and grow our business in response to changing customer demands, regulatory environments, technologies and competitive pressures. In some circumstances, we may expand our offerings through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the business that we acquire, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders' ownership and could adversely affect the price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience or may expose us to additional material liabilities. Consequently, we may not achieve anticipated benefits of the acquisitions, which could harm our operating results.

The preparation of our financial statements and certain tax positions taken by us require the judgment of management, and we could be subject to risks associated with these judgments or could be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles, financial reporting requirements or tax rules.

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

We carry our loans and finance receivables at fair value on the consolidated balance sheets. The fair values of our loans and finance receivables are determined using Level 3 inputs for which changes could significantly impact our fair value measurements. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our valuation methodologies. A variety of factors including, but not limited to, estimated customer default rates, the timing of expected payments, estimated costs to service the portfolio, interest rates, observed credit spreads in the marketplace and valuations of comparable portfolios may ultimately affect the fair values of our loans and finance receivables. Modifications to our assumptions due to the passage of time and more information becoming available could result in material changes to our fair value calculations. These changes to fair value could adversely affect our results of operations. These changes are generally recorded directly to the income statement, which may make our financial statements less comparable to others in the industry that do not record their loan balances under the fair value option.

Management's judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management's judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under Accounting Standards Codification 740-10-25, *Income Taxes*. Our interpretations of tax laws are subject to review and examination by the various taxing authorities in the jurisdictions where we operate, and disputes may occur regarding our view on a tax position. These disputes over interpretations with the various taxing authorities may be settled by audit, administrative appeals or adjudication in the court systems of the tax jurisdictions in which we operate. In addition, we may revise our estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. It is possible that revisions in our estimate of income taxes may materially affect our results of operations in any reporting period. We regularly review whether we may be assessed additional income taxes as a result of the resolution of these matters, and we record additional reserves as appropriate.

In addition, we prepare our financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), and its interpretations are subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our results of operations and financial condition could be materially adversely affected, and we could be required to restate historical financial reporting.

Our U.S. consumer and small business loan businesses are seasonal in nature, which causes our cash flows to fluctuate over the year.

Our U.S. consumer and small business loan businesses are affected by fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand for our consumer loan products in the United States has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Demand for our small business loan products and services in the United States has historically been highest in the fourth quarter and early first quarter of each year, corresponding generally to holiday and post-holiday season needs, and lowest at the end of the first quarter and beginning of the second quarter of each year, where we believe that our customers' businesses are generally slower. This seasonality requires us to manage our cash flows over the course of the year. If our originations were to increase and our collections were to fall substantially below what we would normally expect during certain periods, our ability to service debt and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, prospects, results of operations, and financial condition.

Potential union activities could have an adverse effect on our relationship with our workforce.

None of our employees are currently covered by a collective bargaining agreement or represented by an employee union. Occasionally we experience union organizing activities. If our employees become represented by an employee union or become subject to a collective bargaining agreement, it may make it more difficult for us to manage our business and to attract and retain new employees and may increase our cost of doing business. Having our employees become represented by an employee union, having a collective bargaining agreement or having additional requirements related to our employees imposed on us could result in work stoppages and higher employee costs and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

Our success is dependent, in part, upon our officers, and if we are not able to attract and retain qualified officers, our business could be materially adversely affected.

Our success depends, in part, on our officers, which are a relatively small group of individuals. Many members of the senior management team have significant industry experience, and we believe that our senior management would be difficult to replace, if necessary. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. In addition, increasing regulations on and negative publicity about the consumer financial services industry could affect our ability to attract and retain qualified officers. If we are unable to attract or retain qualified officers, it could materially adversely affect our business.

Our operations could be subject to natural disasters and other business disruptions, which could adversely impact our future revenue and financial condition and increase our costs and expenses.

Our services and operations are vulnerable to damage or interruption from tornadoes, hurricanes, earthquakes, fires, floods, other natural disasters, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, public health crises and similar events. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. Because we rely heavily on our servers, computer and communications systems and the internet to conduct our business and provide high-quality customer service, disruptions could harm our ability to run our business and cause lengthy delays which could harm our business, results of operations and financial condition. Acts of terrorism, war, civil unrest, violence or human error could cause disruptions to our business or the economy as a whole. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures or other disruptions. Any of these events could cause consumer and small business confidence to decrease, which could result in a decreased number of loans and financing being made to customers. Any of these occurrences could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

We may incur property, casualty or other losses not covered by insurance.

We maintain a program of insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain will vary from time to time, depending on availability, cost and management's decisions with respect to risk retention. The policies are subject to deductibles and exclusions that could result in our retention of a level of risk on a self-insurance basis. Losses not covered by insurance could be substantial and may increase our expenses, which could harm our results of operations and financial condition.


Risks Related to our Pending Acquisition of Grasshopper


Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated, cannot be met, or that could have an adverse effect on us following the consummation of the acquisition of Grasshopper.

Before the transactions contemplated by the Grasshopper merger agreement may be completed, various approvals, consents and/or non-objections must be obtained from bank regulatory authorities. In determining whether to grant these approvals, the applicable regulatory authorities consider a variety of factors, including the regulatory standing of each party. These approvals could be delayed or not obtained at all, including due to an adverse development in either party's regulatory standing or in any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political or regulatory environment generally. The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company's business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of the mergers of Grasshopper Bancorp and Grasshopper Bank (collectively, the "mergers") and the other transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reduce the anticipated benefits of the mergers if the mergers were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the mergers. The completion of the transactions contemplated by the merger agreement are conditioned on the receipt of the requisite regulatory approvals without the imposition of any burdensome condition and the expiration of all statutory waiting periods. Additionally, the completion of the transactions contemplated by the merger agreement are conditioned on the absence of any law or order (whether temporary, preliminary or permanent) by any court or regulatory authority of competent jurisdiction prohibiting, restricting or making illegal the consummation of the transactions contemplated by the merger agreement.

In order to obtain the requisite regulatory approvals, we may need to develop business and financial plans appropriate for a bank holding company and enhance our governance, compliance, controls and management infrastructure and capabilities to be compliant with all applicable regulations and supervisory expectations to the satisfaction of the Federal Reserve and other banking regulators before the consummation of the mergers, which may require substantial time, monetary and human resource commitments. If we are not successful in developing appropriate business and financial plans or enhancing, as needed, our governance, compliance, controls and management infrastructure and capabilities, our ability to close the mergers and obtain a bank charter and/or bank functionality through other avenues may be jeopardized.

If the consummation of the mergers is delayed, including by a delay in receipt of necessary regulatory approvals, a denial of a regulatory application, or the imposition of a burdensome condition, our ongoing business and financial results may also be adversely affected.

Failure to complete the Grasshopper acquisition could negatively affect our share price, future business and financial results.

The completion of the Grasshopper mergers is subject to a number of customary conditions that may not be fulfilled and, accordingly, the mergers may not be completed. In addition, if the mergers are not consummated by the termination date, either we or Grasshopper may choose to terminate the merger agreement at any time after the termination date, subject to certain exceptions and conditions as provided in the merger agreement.

If the Grasshopper mergers are not consummated, our ongoing business and financial results may be adversely affected. If the mergers are not consummated due to failure to obtain the necessary regulatory approvals, and we are unable to find an alternative pathway to obtaining a bank charter and/or bank functionality, then our ability to offer a broader range of products and services, and our stock price, may be adversely affected. We could also be subject to significant declines in our market price to the extent that the current market price reflects an assumption by the market that the Grasshopper mergers will be completed as well as any litigation related to any failure to complete the mergers. If the consummation of the mergers is delayed, our business, financial condition and results of operations may be adversely affected.

In addition, we have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the mergers are not completed, we must recognize these expenses without realizing the expected benefits of the mergers. Any of the foregoing, or other risks arising in connection with the failure of or delay in consummating the mergers, including the diversion of management attention from pursuing other opportunities and the constraints in the merger agreement on the ability to make significant changes to our ongoing business during the pendency of the mergers, could have an adverse effect on our business, financial condition and results of operations.

Potential litigation relating to the Grasshopper mergers could result in significant costs, management distraction, and/or a delay of or injunction against the Grasshopper acquisition.

While we believe that any claims that may be asserted by purported stockholder plaintiffs related to the Grasshopper acquisition would be without merit, the results of any such potential legal proceedings are difficult to predict and could delay or prevent the mergers from being completed in a timely manner or at all. Moreover, any litigation could be time consuming and expensive and divert management's attention away from their regular business. Further, any lawsuit adversely resolved against Grasshopper, us or members of our or Grasshopper's boards of directors, could have an adverse effect on our business, financial condition and results of operations.

If any action remains unresolved, it could prevent or delay the completion of the mergers. One of the conditions to the consummation of the mergers is that no court or regulatory authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal the consummation of the transactions contemplated by the merger agreement. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed or any regulatory proceeding and a claimant secures injunctive or other relief or a regulatory authority issues an order or other directive restricting, prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, then such injunctive or other relief may delay or prevent the mergers from becoming effective in a timely manner or at all.

We expect to incur substantial expenses related to the mergers.

We expect to incur substantial expenses in connection with consummation of the mergers and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies, particularly given the potentially transformational nature of the transaction. The success of the mergers will depend on, among other things, our ability to combine our and Grasshopper's businesses. If we are not able to successfully achieve this objective, the anticipated benefits of the mergers may not be realized fully, or at all, or may take longer to realize than expected.

There are a number of factors beyond our control that could affect the total amount or the timing of anticipated business combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the mergers could, particularly in the near term, exceed the anticipated benefits that we expect to achieve from the combination of the businesses following the consummation of the mergers. As a result of these expenses, we have taken and expect to take additional charges against our earnings before and after the completion of the mergers, which may be significant. There can be no assurance that the anticipated benefits related to the integration of the businesses will be realized to offset these transaction and integration expenses over time.

Risks Related to our Indebtedness

We have incurred significant indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

As of December 31, 2025, we had approximately $4,498.4 million of total debt outstanding. Interest expense on our indebtedness totaled $341.1 million during the year ended December 31, 2025. Our level of debt could have important consequences to our stockholders, including:

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

- requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- exposing us to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

- placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

- increasing our cost of borrowing.

We and our subsidiaries may incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness levels, the related risks that we face would increase.

The terms of the agreements governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

The agreements governing our indebtedness contain various restrictive covenants and require that we maintain certain financial ratios that impose operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictive covenants, among other things, restrict our ability to:

- incur additional debt;

- incur or permit certain liens to exist;

- make certain investments;

- merge or consolidate with or into, or convey, transfer, lease or dispose of all or substantially all of our assets to, another company;

- make certain dispositions;

- make certain payments; and

- engage in certain transactions with affiliates.

As a result of all of these covenants and restrictions, we may be:

- limited in how we conduct our business;

- unable to raise additional debt or equity financing to operate during general economic or business downturns;

- restricted in our ability to acquire new businesses; or

- unable to compete effectively or to take advantage of new business opportunities.

Any failure to comply with any of these financial and other affirmative and negative covenants could constitute an event of default or trigger an amortization event under our debt agreements, entitling the lenders to, among other things, terminate future credit availability (including under our Credit Agreement), increase the interest rate on outstanding debt, and/or accelerate the maturity of outstanding obligations under our debt agreements. If we were unable to repay the amounts due and payable under such debt agreements that are secured, the applicable lenders and noteholders could seek remedies, including against the collateral pledged under such facilities. An acceleration of the debt under certain facilities could also lead to a default under other facilities due to cross-acceleration provisions. Any such default could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations. In addition, we act as servicer with respect to certain of our securitization facilities. If we default in our servicing obligations, an early amortization event or default could occur with respect to the applicable facility and we could be replaced as servicer.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Part II, Item 7 of this report for additional information concerning our indebtedness.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance prior to maturity our debt obligations will depend on our financial condition and operating performance and our ability to enter into other debt financings, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, capital markets and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see "Risk Factors—Risks Related to Our Business and Industry." If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default, and lenders could declare all outstanding principal and interest to be due and payable, the lenders under our Credit Agreement could terminate their commitments to loan money and we could be forced into bankruptcy or liquidation. The agreements governing our indebtedness restrict our ability to dispose of certain assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition, liquidity, results of operations and cash flows and our ability to satisfy our obligations under our indebtedness.

Changes in our financial condition or a potential disruption in the capital markets could reduce available capital.

If funds are not available from our operations and any excess cash or from our Credit Agreement, we may be required to access the banking and credit markets to meet our financial commitments and short-term liquidity needs. We also expect to periodically access the debt capital markets to obtain capital to finance growth. Efficient access to the debt capital markets will be critical to our ongoing financial success; however, our future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. Disruptions and volatility in the capital markets may cause banks and other credit providers to restrict availability of new credit. Due to the negative bias toward our industry, commercial banks and other lenders have restricted access to available credit to participants in our industry, and we may have more limited access to commercial bank lending than other businesses. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and a potential disruption in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties.

Increases in customer default rates could make us and our loans less attractive to lenders under debt facilities and investors in securitizations which may adversely affect our access to financing and our business.

Increases in customer default rates could make us and our loans less attractive to our existing (or prospective) funding sources. If our existing funding sources do not achieve their desired financial returns or if they suffer losses, they (or prospective funding sources) may increase the cost of providing future financing or refuse to provide future financing on terms acceptable to us or at all. Certain of our securitization facilities and asset-backed notes issued by our subsidiaries are non-recourse to Enova and are collateralized by our loans. If the loans securing such securitization facilities and asset-backed notes fail to perform as expected, the lenders under our securitization facilities and investors in our asset-backed notes, or future lenders or investors in similar arrangements, may increase the cost of providing financing or refuse to provide financing on terms acceptable to us or at all. If we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail or cease our origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow.

Risks Related to our Common Stock and the Securities Market

Certain provisions of our restated certificate of incorporation, amended and restated bylaws and Delaware law may discourage takeovers.

Our restated certificate of incorporation authorizes our Board of Directors to issue preferred stock and to determine the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter, or prevent a change in control and could adversely affect the voting power or economic value of our stock.

In addition, some provisions of our restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- limitations on the ability of our stockholders to call special meetings;

- limitations on the ability of our stockholders to act by written consent;

- a separate vote of 80% of the voting power of the outstanding shares of capital stock in order for stockholders to amend the bylaws; and

- advance notice provisions for stockholder proposals and nominations for elections to the Board of Directors to be acted upon at meetings of stockholders.

The market price of our shares may fluctuate widely.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including, among other things:

- changes in federal, state or international laws and regulations affecting our industry;

- actual or anticipated variations in quarterly and annual operating results;

- changes in financial estimates and recommendations by research analysts following our common stock or the failure of research analysts to cover our common stock;

- actual or anticipated changes in the United States or international economies;

- terrorist acts or wars or other major catastrophic events;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives;

- the trading volume of our common stock; and

- the other risks and uncertainties described herein.

The stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political, and market conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.

If securities or industry analysts publish research that is unfavorable about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We currently have a limited number of analysts who are publishing research about us. In the event that one or more of our analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company, demand for our stock may decrease, which could cause our stock price or trading volume to decline.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, stockholders will need to sell their shares of common stock to receive any income or realize a return on their investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law ("DGCL") and are limited by the terms of the Credit Agreement, 2028 Senior Notes, 2029 Senior Notes and our loan securitization facilities. The future payment of dividends, if permitted, will be at the sole discretion of our Board of Directors and will depend on many factors, including our earnings, capital requirements, financial condition, and other considerations that our Board of Directors deem relevant. As a result, to receive any income or realize a return on their investment, our stockholders will need to sell their shares of common stock.

Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Our stockholders are deemed to have notice of and have consented to the provisions of our restated certificate of incorporation related to choice of forum. The choice of forum provision in our restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our Board of Directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Audit Committee of the Board in conjunction with the Board is actively involved in the oversight of risk, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices, which are based on recognized frameworks established by the National Institute of Standards and Technology and other applicable industry standards, are fully integrated into our overall risk management. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that we collect and store by seeking to identify, prevent and mitigate cybersecurity threats and effectively respond to cybersecurity incidents that may occur.

Risk Management and Strategy

Our cybersecurity risk management program is focused on the following key areas:

- ***Governance.*** As discussed in more detail under the heading "Governance," the Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board, which regularly reviews the Company's cybersecurity risk management approach and interacts with various members of management.

- ***Collaborative Approach.*** We use a comprehensive, cross-functional approach to identify, prevent and mitigate cybersecurity threats and incidents, and have implemented procedures designed to promptly escalate certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by senior management in a timely manner.

- ***Technical Safeguards.*** We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including next-generation firewalls, intrusion prevention and detection systems, antimalware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- ***Incident Response and Recovery Planning.*** We have established and maintain incident response and recovery plans that address our response to a cybersecurity incident, and such plans are evaluated on a regular basis.

- ***Third-Party Risk Management.*** We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- ***Education and Awareness.*** We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats and to support this, we highlight best practices with a dedicated Cybersecurity month. We communicate the evolving information security policies, standards, processes and practices with personnel throughout the year.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include audits, internal assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We also engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Although we devote significant resources to implementing, maintaining, testing and upgrading our cybersecurity systems and processes, these security measures do not provide absolute security. Despite our efforts to maintain an effective cybersecurity risk management program, it is possible that our cybersecurity risk mitigation and prevention efforts may not be able to adequately mitigate or prevent all possible security breaches, whether because of the use of new techniques that may not be known or recognized, because cyber-attacks can originate from a wide variety of sources, or for other reasons. As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity incident that has materially affected or is reasonably likely to materially affect our business, strategy, results of operations or financial condition; however, there can be no assurance that a cybersecurity incident that could have an adverse material impact on us will not occur in the future. See *"Risk Factors—Risk Related to Our Business and Industry—We are subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents"* in Part I, Item 1A of this report.

Governance

Board and Audit Committee Oversight

The Board, in coordination with the Audit Committee, oversees our risk management process, including the management of risks arising from cybersecurity threats. The Audit Committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The Board also receives scheduled periodic reports both directly from management and through the Audit Committee. Our procedures require that the Board and the Audit Committee also receive prompt and timely information regarding any significant cybersecurity incident that meets established reporting thresholds, as well as ongoing updates, until it has been addressed, which allows the Board and Audit Committee to provide comprehensive oversight and guidance on critical cybersecurity issues. On a periodic basis, the Board and the Audit Committee discuss our approach to cybersecurity risk management with our Chief Analytics and Technology Officer ("CTO"), IT Risk Management team leader ("Head of IT Risk") or other members of the IT Risk Management function.

Management's Role

Our Head of IT Risk, with the CTO's oversight, is primarily responsible for assessing, monitoring and managing material risks from cybersecurity threats and manages our IT Risk Management team. The Head of IT Risk is currently a Certified Information Systems Security Professional (CISSP), with a Master of Science in Digital Forensic Science and has 19 years of cybersecurity work experience. The members of our IT Risk Management team have an average of five years of cybersecurity work experience with degrees in information technology and computer engineering. The Head of IT Risk works closely with the CTO, including holding bi-weekly meetings, to discuss cybersecurity risks and any changes in our cybersecurity policies and practices. The CTO, Head of IT Risk and IT Risk Management function work collaboratively across our company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents, if any, in accordance with our incident response and recovery plans.

ITEM 2. PROPERTIES

We lease our corporate headquarters, which is located in Chicago, Illinois. We maintain additional leased offices in (i) South Jordan, Utah focusing on consumer and small business application intake and support functions and small business underwriting functions, (ii) New York, New York and Denver, Colorado for primarily small business operations and (iii) São Paulo, for our Brazilian operations.

We do not own any real property. We believe that our leased facilities are adequate to support our operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

Information concerning legal proceedings is incorporated herein by reference to Note 11, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Principal Market

The principal market for our common stock is the New York Stock Exchange ("NYSE"), and our shares of common stock are listed under the symbol "ENVA."

Stockholders

There were 218 registered stockholders of record of Enova common stock as of February 17, 2026.

Dividends

We do not anticipate paying any dividends on our common stock in the foreseeable future. The declaration and amount of any future dividends, however, will be determined by our Board of Directors and will depend on our financial condition, earnings and capital requirements, covenants associated with our debt obligations and any other factors that our Board of Directors believes are relevant. There can be no assurance, however, that we will pay any cash dividends on our common stock in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Part II, Item 7 of this report.

Performance Graph

The following graph shows a comparison of the cumulative total shareholder return for our common stock to the returns for the S&P SmallCap 600® Index, representing a broad-based equity market index that we are a part of, and the S&P SmallCap 600® Financials Index, representing an industry-based index that we are a part of, from December 31, 2020 through December 31, 2025. This data assumes an investment of $100 in each of our common stock and the two indices on December 31, 2020 and that all dividends were reinvested. Note that historic performance is not necessarily indicative of future performance.



Unregistered Sales of Equity Securities

We did not sell any unregistered securities during the three years ended December 31, 2025.

Issuer Purchases of Equity Securities

The following table provides the information with respect to purchases made by us of shares of our common stock.

Period	Total Number of Shares Purchased[a]	Average Price Paid Per Share[b]	Total Number of Shares Purchased as Part of Publicly Announced Plan[c]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan[b][c] (in thousands)
October 1 – October 31, 2025	123,528	$ 113.13	123,528	$ 65,608
November 1 – November 30, 2025	82,471	124.60	81,781	394,306
December 1 – December 31, 2025	72,561	150.13	72,561	383,413
Total	278,560	$ 126.17	277,870	$ 383,413

(a) *Includes shares withheld from employees as tax payments for shares issued under the Company's stock-based compensation plans of 690 shares for the month of November. See Note 13 in the Notes to Consolidated Financial Statements for additional details on the Company's stock-based compensation plans.*

(b) *The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. During the three months ended December 31, 2025, the Company reflected the applicable excise tax in treasury stock as part of the cost basis of the stock repurchased and recorded a corresponding liability for the excise taxes payable in accounts payable and accrued expenses on the consolidated balance sheet. All dollar amounts presented in this table exclude such excise taxes.*

(c) *On August 12, 2024, the Company announced the Board of Directors authorized a new share repurchase program totaling $300.0 million through December 31, 2025 (the "August 2024 Authorization"). The August 2024 Authorization replaced the previous authorization. On November 12, 2025, the Company announced the Board of Directors authorized a new share repurchase program totaling $400.0 million through June 30, 2027 (the "November 2025 Authorization"). The November 2025 Authorization replaced the August 2024 Authorization. The Company repurchased $238.9 million of common stock under the August 2024 Authorization before it was terminated. All share repurchases made under the November 2025 Authorization and August 2024 Authorization were made through open market transactions. Our share repurchase program is subject to market conditions, does not obligate us to purchase any shares of our common stock, and may be terminated, increased or decreased by the Board of Directors in its discretion at any time.*

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RECENT DEVELOPMENTS

Grasshopper

On December 10, 2025, we entered into a merger agreement with Grasshopper Bancorp, Inc. ("Grasshopper") under which we will acquire Grasshopper for an aggregate purchase price valued at approximately $369 million at signing to be paid in a combination of cash and newly issued shares. Under the terms of the merger agreement, Grasshopper will merge with and into us, with us continuing as the surviving corporation and, immediately following the merger, an interim national bank and wholly-owned subsidiary of ours will merge with and into Grasshopper Bank, a wholly-owned subsidiary of Grasshopper, with Grasshopper Bank continuing as the surviving bank. The merger agreement was unanimously approved by the Boards of Directors of each of the Company and Grasshopper. On February 2, 2026, Grasshopper held a special meeting of its stockholders in connection with the merger, at which the merger agreement was approved. The transaction remains subject to regulatory approvals from the Office of the Comptroller of the Currency and the Federal Reserve and other customary closing conditions, and is expected to close during the second half of 2026.

Founded in 2019, Grasshopper Bank is a leading client-first, full-service digital bank offering digital financial solutions for commercial and consumer customers, including fintech-focused Banking-as-a-Service and API banking platforms, commercial and Small Business Administration lending and consumer banking.

RECENT REGULATORY DEVELOPMENTS

Consumer Financial Protection Bureau ("CFPB")

On November 15, 2023, we consented to the issuance of a Consent Order by the CFPB pursuant to which we agreed, without admitting or denying any of the facts or conclusions, to pay a civil money penalty of $15 million. The Consent Order related to issues, the majority of which were self-disclosed, including payment processing and debiting errors. Effective August 29, 2025, the CFPB terminated the Consent Order in full and waived any alleged non-compliance therewith.

In October 2017, the CFPB issued its final rule entitled "Payday, Vehicle Title, and Certain High-Cost Installment Loans" (the "Small Dollar Rule"), which covers certain consumer loans that we offer. While the ability to repay provisions were rescinded in 2020, the payment provisions remain in effect. These provisions require that if a consumer has two consecutive failed payment attempts, the lender must obtain the consumer's new and specific authorization to make further withdrawals from the consumer's bank account. Additionally, lenders must provide certain notices to consumers before attempting a first payment withdrawal or an unusual withdrawal and after two consecutive failed withdrawal attempts. Following a series of constitutional challenges, the Supreme Court upheld the constitutionality of the funding structure of the CFPB and the Fifth Circuit upheld the Small Dollar Rule. On March 28, 2025, the CFPB issued a press release entitled "CFPB Offers Regulatory Relief for Small Loan Providers" indicating that the CFPB "will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payment Withdrawal provisions and the Payment Disclosure provisions once they become operative on March 30, 2025." The CFPB also indicated that it is contemplating issuing a notice of proposed rulemaking to narrow the scope of the Small Dollar Rule. If the CFPB elects to prioritize enforcement and we are not able to execute payment process and customer notification changes effectively because of unexpected complexities, costs or otherwise, we cannot guarantee that the Small Dollar Rule will not have a material adverse impact on our business, prospects, results of operations, financial condition and cash flows.

On March 30, 2023, the CFPB issued its final rule to implement Section 1071 of the Dodd-Frank Act. Section 1071 amended the Equal Credit Opportunity Act to require financial institutions to collect and report certain data in connection with credit applications made by small businesses, including women- or minority-owned small businesses, and applies to small business loans that we offer. For loans covered by the small business lending rule, a "covered lender" will be required to collect and report on certain information pursuant to an application for credit. Section 1071 requires covered lenders to collect and report information the financial institution generates and information obtained from the applicant, including the applicant's minority-owned business status, women-owned business status and LGBTQI+-owned status and the applicant's principal owners' ethnicity, race and sex, and expressly prohibits a financial institution from discouraging an applicant from responding to requests for applicant-provided data. On June 18, 2025, following various litigation challenges, the CFPB issued an interim final rule to extend the compliance deadlines by approximately one year. It further indicated its intent to initiate a new Section 1071 rulemaking and that it anticipated issuing a notice of proposed rulemaking as expeditiously as reasonably possible. On October 2, 2025, the CFPB published a final rule with the same extended compliance dates provided for in the June interim rule. On November 13, 2025, the CFPB issued a notice of proposed rulemaking to narrow the scope of the rule, including removing certain data points, and to extend the compliance date to January 1, 2028. Absent further court action, legislative action or action by the CFPB, the Company's small business loan business will need to update its application process to appropriately collect, store and report data required by Section 1071's implementing regulation. The Company will continue to monitor litigation, rulemaking and bills related to the rule.

European Union Pillar Two Directive

On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development ("OECD") Pillar Two Framework that was supported by over 130 countries worldwide. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are expected to also implement similar legislation. As of December 31, 2025, among the jurisdictions where the Company operates, only Brazil has enacted legislation adopting the Pillar Two Rules, specifically a Qualified Domestic Minimum Top-up Tax, effective in fiscal 2025. We do not expect the changes brought about by this directive to have a material impact on our consolidated financial statements.

In January 2026, the OECD released administrative guidance establishing a "Side-by-Side" safe harbor for eligible U.S.-headquartered multinational groups, effective for fiscal years beginning on or after January 1, 2026. If elected, this safe harbor generally reduces Pillar Two top-up tax exposure under the Income Inclusion Rule and Undertaxed Profits Rule to zero, while Qualified Domestic Minimum Top-up Taxes in jurisdictions where we operate may continue to apply. The Company continues to monitor and evaluate the "Side-by-Side" safe harbor and, where appropriate, expects to leverage applicable safe harbor provisions beginning with the fiscal year starting on January 1, 2026.

One Big Beautiful Bill Act

On July 4, 2025, the "One Big Beautiful Bill Act" (the "OBBBA") was enacted into law. The OBBBA's various provisions include, among other things, accelerated tax deductions for qualified property and research expenditures. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. We have evaluated the OBBBA and reflected its impact on the consolidated financial statements. We will continue to evaluate the full impact of these legislative changes as additional guidance becomes available.

RESULTS OF OPERATIONS

Highlights

Our financial results for the year ended December 31, 2025 ("2025") are summarized below.

- Revenue increased $493.9 million, or 18.6%, to $3,151.7 million in 2025 compared to $2,657.8 million in the year ended December 31, 2024 ("2024").

- Net revenue increased $300.9 million, or 19.7%, to $1,830.3 million in 2025 compared to $1,529.4 million in 2024.

- Income from operations increased $154.6 million, or 26.5%, to $739.4 million in 2025 compared to $584.8 million in 2024.

- Net income was $308.4 million in 2025 compared to $209.4 million in 2024. Diluted earnings per share were $11.52 in 2025 compared to $7.43 in 2024.

Overview

The following tables reflect our results of operations for the periods indicated, both in dollars and as a percentage of total revenue (dollars in thousands, except per share data):

	Year Ended December 31,		
	2025	2024	2023
Revenue			
Loans and finance receivables revenue	$ 3,110,301	$ 2,620,296	$ 2,086,035
Other	41,352	37,504	31,604
Total Revenue	3,151,653	2,657,800	2,117,639
Change in Fair Value	(1,321,412)	(1,128,351)	(887,717)
Net Revenue	1,830,241	1,529,449	1,229,922
Operating Expenses			
Marketing	621,077	523,569	414,460
Operations and technology	258,179	224,391	194,905
General and administrative	169,722	156,524	160,265
Depreciation and amortization	41,831	40,207	38,157
Total Operating Expenses	1,090,809	944,691	807,787
Income from Operations	739,432	584,758	422,135
Interest expense, net	(339,305)	(290,442)	(194,779)
Foreign currency transaction gain (loss), net	367	(1,064)	57
Equity method investment income (loss)	1,559	(16,460)	116
Other nonoperating expenses	(1,019)	(5,691)	(282)
Income before Income Taxes	401,034	271,101	227,247
Provision for income taxes	92,645	61,653	52,126
Net income	308,389	209,448	175,121
Diluted earnings per share	$ 11.52	$ 7.43	$ 5.49
Revenue			
Loans and finance receivables revenue	98.7%	98.6%	98.5%
Other	1.3	1.4	1.5
Total Revenue	100.0	100.0	100.0
Change in Fair Value	(41.9)	(42.5)	(41.9)
Net Revenue	58.1	57.5	58.1
Operating Expenses			
Marketing	19.7	19.7	19.6
Operations and technology	8.2	8.4	9.2
General and administrative	5.4	5.9	7.6
Depreciation and amortization	1.3	1.5	1.8
Total Operating Expenses	34.6	35.5	38.2
Income from Operations	23.5	22.0	19.9
Interest expense, net	(10.8)	(11.0)	(9.2)
Foreign currency transaction gain (loss), net	—	—	—
Equity method investment income (loss)	—	(0.6)	—
Other nonoperating expenses	—	(0.2)	—
Income before Income Taxes	12.7	10.2	10.7
Provision for income taxes	2.9	2.3	2.5
Net income	9.8%	7.9%	8.3%

Valuation of Loans and Finance Receivables

We carry our loans and finance receivables at fair value with changes in fair value recognized directly in earnings. We estimate the fair value of our loans and finance receivables primarily using internally-developed, discounted cash flow analyses to more accurately predict future payments. We adjust contractual cash flows for estimated losses, prepayments and servicing costs over the estimated duration of the underlying assets and discount the future cash flows using a rate of return that we believe a market participant would require. Model results may be adjusted by management if we do not believe the output reflects the fair value of the portfolio, as defined under GAAP. The models are updated at each measurement date to capture any changes in internal factors such as nature, term, volume, payment trends, remaining time to maturity and portfolio mix, as well as changes in underwriting or observed trends expected to impact future performance. We have validated model performance by comparing past valuations with actual performance noted after each valuation.

In 2025, 2024 and 2023, views in the marketplace on the economy and its near-term prospects remained mixed with concerns on employment, inflation, tariffs and other macroeconomic trends. In certain situations, management concluded that the probability of future charge-offs or prepayments was different than what we had experienced in the past and, therefore, altered those assumptions in our fair value models. We continue to utilize this approach and have adjusted these assumptions where appropriate. We also evaluate the discount rates used in our models on a quarterly basis and adjust when appropriate to be responsive to changes in the market and representative of what a market participant would use. As of December 31, 2025 and 2024, we deemed the resulting fair value of our loans and finance receivables to be an appropriate market-based exit price that considers current market conditions.

NON-GAAP FINANCIAL MEASURES

In addition to the financial information prepared in conformity with generally accepted accounting principles ("GAAP"), we provide historical non-GAAP financial information. We present non-GAAP financial information because such measures are used by management in understanding the activities and business metrics of our operations. We believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.

We provide non-GAAP financial information for informational purposes and to enhance understanding of our GAAP consolidated financial statements. Readers should consider the information in addition to, but not instead of or superior to, our consolidated financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of those measures for comparative purposes.

Adjusted Earnings Measures

We provide adjusted earnings and adjusted earnings per share, or, collectively, the Adjusted Earnings Measures, which are non-GAAP measures. We believe that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments and amortization methods, which provides a more complete understanding of our financial performance, competitive position and prospects for the future. We utilize, and also believe that investors utilize, the Adjusted Earnings Measures to assess operating performance, recognizing that such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with GAAP. In addition, we believe that the Adjusted Earnings Measures are useful to management and investors in comparing our financial results during the periods shown without the effect of certain items that are not indicative of our core operating performance or results of operations.

The following table provides reconciliations between net income and diluted earnings per share calculated in accordance with GAAP to the Adjusted Earnings Measures (in thousands, except per share data):

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 308,389	$ 209,448	$ 175,121
Adjustments:			
Transaction-related costs[a]	6,566	327	755
Lease termination and cease use loss[b]	—	—	1,698
Equity method investment (income) loss[c]	(1,559)	16,460	(116)
Other nonoperating expenses[d]	1,019	5,691	282
Intangible asset amortization	7,290	8,055	8,385
Stock-based compensation expense	33,096	31,816	26,738
Foreign currency transaction (gain) loss, net	(367)	1,064	(57)
Cumulative tax effect of adjustments	(7,528)	(14,789)	(9,456)
Regulatory settlement[e]	—	—	15,201
Adjusted earnings	$ 346,906	$ 258,072	$ 218,551
Diluted earnings per share	$ 11.52	$ 7.43	$ 5.49
Adjustments:			
Transaction-related costs[a]	0.25	0.01	0.02
Lease termination and cease use loss[b]	—	—	0.05
Equity method investment (income) loss[c]	(0.06)	0.58	—
Other nonoperating expenses[d]	0.04	0.20	0.01
Intangible asset amortization	0.27	0.29	0.26
Stock-based compensation expense	1.24	1.13	0.84
Foreign currency transaction (gain) loss, net	(0.01)	0.04	—
Cumulative tax effect of adjustments	(0.29)	(0.53)	(0.30)
Regulatory settlement[e]	—	—	0.48
Adjusted earnings per share	$ 12.96	$ 9.15	$ 6.85

(a) For the year ended December 31, 2025, we recorded expenses of $6.6 million ($5.0 million net of related tax) related to the pending acquisition of Grasshopper. For the years ended December 31, 2024 and 2023, we recorded expenses of $0.3 million ($0.2 million net of related tax) and $0.8 million ($0.6 million net of tax), respectively, related to a consent solicitation for our Senior Notes due 2025.

(b) For the year ended December 31, 2023, we recorded losses of $1.7 million ($1.3 million net of related tax) to write off leasehold improvements related to the exit of leased office space.

(c) For the year ended December 31, 2024, we recorded an equity method investment loss of $16.6 million ($13.3 million net of tax) related to the write-down of our investment in Linear.

(d) For the years ended December 31, 2025, 2024 and 2023, we recorded losses on early extinguishment of debt of $1.0 million ($0.8 million net of tax), $5.7 million ($4.3 million net of tax) and $0.3 million ($0.2 million net of tax), respectively.

(e) For the year ended December 31, 2023, we reached an agreement with the CFPB, pursuant to which we agreed to pay a civil money penalty of $15.0 million, which is nondeductible for tax purposes.

Adjusted EBITDA

We provide Adjusted EBITDA, which is a non-GAAP measure that we define as earnings excluding depreciation, amortization, interest, foreign currency transaction gains or losses, taxes, stock-based compensation expense and certain other items, as appropriate, that are not indicative of our core operating performance. We utilize, and also believe that investors utilize, Adjusted EBITDA to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. We believe Adjusted EBITDA is useful to management and investors in comparing our financial results during the periods shown without the effect of certain non-cash items and certain items that are not indicative of our core operating performance or results of operations.

Adjusted EBITDA is also useful to investors to help assess our estimated enterprise value. The computation of Adjusted EBITDA as presented below may differ from the computation of similarly-titled measures provided by other companies (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 308,389	$ 209,448	$ 175,121
Depreciation and amortization expenses	41,831	40,207	38,157
Interest expense, net	339,305	290,442	194,779
Foreign currency transaction (gain) loss, net	(367)	1,064	(57)
Provision for income taxes	92,645	61,653	52,126
Stock-based compensation expense	33,096	31,816	26,738
Adjustments:			
Transaction-related costs[a]	6,566	327	755
Equity method investment (income) loss[c]	(1,559)	16,460	(116)
Regulatory settlement[e]	—	—	15,201
Other nonoperating expenses[d]	1,019	5,691	282
Adjusted EBITDA	$ 820,925	$ 657,108	$ 502,986
Adjusted EBITDA margin calculated as follows:			
Total Revenue	$ 3,151,653	$ 2,657,800	$ 2,117,639
Adjusted EBITDA	$ 820,925	$ 657,108	$ 502,986
Adjusted EBITDA as a percentage of total revenue	26.0%	24.7%	23.8%

Refer to footnotes in previous table for explanation of (a), (c), (d) and (e).

Combined Loans and Finance Receivables

Combined loans and finance receivables is a non-GAAP measure that includes both loans and finance receivables we own and loans we guarantee, which are either GAAP items or disclosures required by GAAP. We believe this non-GAAP measure provides management and investors with important information needed to evaluate the magnitude of potential receivable losses and the opportunity for revenue performance of the loans and finance receivables portfolio on an aggregate basis. We also believe that the comparison of the aggregate amounts from period to period is more meaningful than comparing only the amounts reflected on our consolidated balance sheets since both revenue and cost of revenue are impacted by the aggregate amount of receivables we own and those we guarantee as reflected in our consolidated financial statements.

YEAR ENDED 2025 COMPARED TO YEAR ENDED 2024

Revenue and Net Revenue

Revenue increased $493.9 million, or 18.6%, to $3,151.7 million for 2025 as compared to $2,657.8 million for 2024. The change in revenue was driven primarily by a 30.5% increase in revenue from our small business portfolio and a 10.9% increase in revenue from our consumer portfolio as higher levels of originations have led to higher loan balances for both portfolios.

Our net revenue was $1,830.3 million for 2025 compared to $1,529.4 million for 2024. Our net revenue as a percentage of revenue ("net revenue margin") was 58.1% in 2025 compared to 57.5% in 2024. The increase in net revenue margin was driven primarily by higher net revenue margin in the small business portfolio, partially offset by lower net revenue margin in the consumer portfolio.

The following table sets forth the components of revenue and net revenue, separated by product for 2025 and 2024 (dollars in thousands):

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
Revenue by product:				
Consumer loans and finance receivables revenue	$ 1,748,114	$ 1,576,821	$ 171,293	10.9%
Small business loans and finance receivables revenue	1,362,187	1,043,475	318,712	30.5
Total loan and finance receivable revenue	3,110,301	2,620,296	490,005	18.7
Other	41,352	37,504	3,848	10.3
Total revenue	3,151,653	2,657,800	493,853	18.6
Change in fair value	(1,321,412)	(1,128,351)	(193,061)	17.1
Net revenue	$ 1,830,241	$ 1,529,449	$ 300,792	19.7%
Revenue by product (% to total):				
Consumer loans and finance receivables revenue	55.5%	59.3%		
Small business loans and finance receivables revenue	43.2	39.3		
Total loan and finance receivable revenue	98.7	98.6		
Other	1.3	1.4		
Total revenue	100.0	100.0		
Change in fair value	(41.9)	(42.5)		
Net revenue	58.1%	57.5%		

The percentage of revenue from our small business loans and finance receivables increased in 2025 due to increased demand and favorable unit economics.

The following table summarizes revenue generated from our operations for 2025 and 2024 (in thousands):

| | Years Ended December 31, | |
	2025	2024
Loan interest	$ 2,095,151	$ 1,719,631
Statement and draw fees on line of credit accounts	866,995	774,190
Other	189,507	163,979
Total Revenue	$ 3,151,653	$ 2,657,800

Loan and Finance Receivable Balances

The fair value of our loan and finance receivable portfolio in our consolidated financial statements at December 31, 2025 and 2024 was $5,471.5 million and $4,386.4 million, respectively, with an outstanding principal balance of $4,748.0 million and $3,810.4 million, respectively. The fair value of the combined loan and finance receivables portfolio includes $26.1 million (with an outstanding principal balance of $18.7 million) and $28.4 million (with an outstanding principal balance of $19.9 million) of consumer loan balances that are guaranteed by us but not owned by us, which are not included in our consolidated financial statements as of December 31, 2025 and 2024, respectively. See "—Non-GAAP Financial Measures—Combined Loans and Finance Receivables" above for additional information related to combined loans and finance receivables.

The following table summarizes loan and finance receivable balances outstanding as of December 31, 2025 and 2024 (dollars in thousands):

	As of December 31,							
	2025				**2024**			
	Company Owned[a]		**Guaranteed by the Company**[a]	**Combined**[b]	**Company Owned**[a]		**Guaranteed by the Company**[a]	**Combined**[b]
Consumer loans and finance receivables								
Principal	$	1,446,938	$ 18,656	$ 1,465,594	$ 1,354,014		$ 19,859	$ 1,373,873
Fair value		1,764,469	26,148	1,790,617	1,639,307		28,414	1,667,721
Fair value as a % of principal		121.9%	140.2%	122.2%	121.1%		143.1%	121.4%
Small business loans and finance receivables								
Principal	$	3,301,076	$ —	$ 3,301,076	$ 2,456,430		$ —	$ 2,456,430
Fair value		3,707,075	—	3,707,075	2,747,137		—	2,747,137
Fair value as a % of principal		112.3%	—%	112.3%	111.8%		—%	111.8%
Total loans and finance receivables								
Principal	$	4,748,014	$ 18,656	$ 4,766,670	$ 3,810,444		$ 19,859	$ 3,830,303
Fair value		5,471,544	26,148	5,497,692	4,386,444		28,414	4,414,858
Fair value as a % of principal		115.2%	140.2%	115.3%	115.1%		143.1%	115.3%

(a) *GAAP measure. The loan and finance receivable balances guaranteed by us relate to loans originated by third-party lenders through the CSO program and are not included in our consolidated balance sheets.*
(b) *Amounts represent non-GAAP measures.*

At December 31, 2025, the ratio of fair value as a percentage of principal was 115.2% on company owned loans and finance receivables and 115.3% on combined loans and finance receivables compared to 115.1% on company owned loans and finance receivables and 115.3% on combined loans and finance receivables at December 31, 2024. These ratios were consistent year over year due to consistency in credit performance in both the consumer and small business portfolios.

Average Amount Outstanding per Loan and Finance Receivable

The average amount outstanding per loan and finance receivable is calculated as the total combined loans and finance receivables, gross balance at the end of the period divided by the total number of combined loans and finance receivables outstanding at the end of the period. The following table shows the average amount outstanding per loan and finance receivable by product at December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Average amount outstanding per loan and finance receivable (in ones)[a]		
Consumer loans and finance receivables[b]	$ 1,690	$ 1,653
Small business loans and finance receivables	44,249	40,354
Total loans[b]	$ 4,830	$ 4,102

(a) *The disclosure regarding the average amount per loan is statistical data that is not included in our consolidated financial statements.*
(b) *Includes loans guaranteed by us, which represent loans originated by third-party lenders through the CSO program and are not included in our consolidated balance sheets.*

The average amount outstanding per loan increased to $4,830 as of December 31, 2025 compared to $4,102 as of December 31, 2024, mainly due to a higher average amount outstanding per loan in the small business portfolio and, to a lesser extent, an increase in the mix of loans and finance receivables held by small businesses in our portfolio as they have higher average outstanding balances.

Average Loan and Finance Receivable Origination

The average loan and finance receivable origination amount is calculated as the total amount of combined loans and finance receivables originated, renewed and purchased for the period divided by the total number of combined loans and finance receivables originated, renewed and purchased for the period. The following table shows the average loan and finance receivable origination amount by product for 2025 compared to 2024:

	Year Ended December 31,			
	2025		**2024**	
Average loan and finance receivable origination amount (in ones)[a]				
Consumer loans and finance receivables[b][c]	$	576	$	573
Small business loans and finance receivables[c]		16,441		16,067
Total loans[b]	$	1,810	$	1,576

(a) *The disclosure regarding the average loan origination amount is statistical data that is not included in our consolidated financial statements.*
(b) *Includes loans guaranteed by us, which represent loans originated by third-party lenders through the CSO program and are not included in our consolidated balance sheets.*
(c) *For line of credit accounts the average represents the average amount of each incremental draw.*

The average loan and finance receivable origination amount is smaller than the average amount outstanding per loan and finance receivable in the previous section as the former measure includes incremental draws on our line of credit accounts whereas the latter measure includes the entire outstanding receivable on our line of credit accounts.

The average loan origination amount increased to $1,810 from $1,576 during 2025 compared to 2024, due primarily to an increase in the mix of loans and finance receivables held by small businesses in our portfolio as they have higher average origination amounts.

Credit Performance of Loans and Finance Receivables

We monitor the performance of our loans and finance receivables. Internal factors such as portfolio composition (e.g., interest rate, loan term, geography information, customer mix, credit quality) and performance (e.g., delinquency, loss trends, prepayment rates) are reviewed on a regular basis at various levels (e.g., product, vintage). We also weigh the impact of relevant, internal business decisions on the portfolio. External factors such as macroeconomic trends, financial market liquidity expectations, competitive landscape and legal/regulatory requirements are also reviewed on a regular basis.

The payment status of a customer, including the degree of any delinquency, is a significant factor in determining estimated charge-offs in the cash flow models that we use to determine fair value. The following table shows payment status on outstanding principal, interest and fees as of the end of each of the last eight quarters (dollars in thousands):

| | 2025 | | | |
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Ending combined loans and finance receivables, including principal and accrued fees/interest outstanding:				
Company owned	$ 4,117,245	$ 4,298,675	$ 4,500,360	$ 4,902,287
Guaranteed by the Company[a]	17,954	20,014	20,750	22,349
Ending combined loan and finance receivables balance[b]	$ 4,135,199	$ 4,318,689	$ 4,521,110	$ 4,924,636
> 30 days delinquent	318,356	305,583	327,387	332,164
> 30 days delinquency rate	7.7%	7.1%	7.2%	6.7%

| | 2024 | | | |
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Ending combined loans and finance receivables, including principal and accrued fees/interest outstanding:				
Company owned	$ 3,438,468	$ 3,569,726	$ 3,742,767	$ 3,966,486
Guaranteed by the Company[a]	13,046	14,941	21,797	23,826
Ending combined loan and finance receivables balance[b]	$ 3,451,514	$ 3,584,667	$ 3,764,564	$ 3,990,312
> 30 days delinquent	279,659	268,053	293,839	297,832
> 30 days delinquency rate	8.1%	7.5%	7.8%	7.5%

(a) *Represents loans originated by third-party lenders through the CSO program, which are not included in our consolidated financial statements.*

(b) *Non-GAAP measure.*

Refer to the following sections for discussion of receivable balances and credit metrics at the consumer and small business levels.

Consumer Loans and Finance Receivables

The following table includes financial information for our consumer loans and finance receivables. Delinquency metrics include principal, interest and fees, and only amounts that are past due (dollars in thousands):

	2025			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Consumer loans and finance receivables:				
Consumer combined loan and finance receivable principal balance:				
Company owned	$ 1,326,768	$ 1,375,065	$ 1,396,611	$ 1,446,938
Guaranteed by the Company[a]	14,813	16,762	17,301	18,656
Total combined loan and finance receivable principal balance[b]	$ 1,341,581	$ 1,391,827	$ 1,413,912	$ 1,465,594
Consumer combined loan and finance receivable fair value balance:				
Company owned	$ 1,616,337	$ 1,668,336	$ 1,694,839	$ 1,764,469
Guaranteed by the Company[a]	21,225	23,777	24,372	26,148
Ending combined loan and finance receivable fair value balance[b]	$ 1,637,562	$ 1,692,113	$ 1,719,211	$ 1,790,617
Fair value as a % of principal[b][c]	122.1%	121.6%	121.6%	122.2%
Consumer combined loan and finance receivable balance, including principal and accrued fees/interest outstanding:				
Company owned	$ 1,449,511	$ 1,502,158	$ 1,525,989	$ 1,573,763
Guaranteed by the Company[a]	17,954	20,014	20,750	22,349
Ending combined loan and finance receivable balance[b]	$ 1,467,465	$ 1,522,172	$ 1,546,739	$ 1,596,112
Average consumer combined loan and finance receivable balance, including principal and accrued fees/interest outstanding:				
Company owned[d]	$ 1,476,814	$ 1,467,200	$ 1,524,792	$ 1,527,733
Guaranteed by the Company[a][d]	20,700	18,495	20,881	20,562
Average combined loan and finance receivable balance[b][d]	$ 1,497,514	$ 1,485,695	$ 1,545,673	$ 1,548,295
Installment loans as percentage of average combined loan and finance receivable balance	35.4%	35.5%	36.2%	38.1%
Line of credit accounts as percentage of average combined loan and finance receivable balance	64.6%	64.5%	63.8%	61.9%
Revenue	$ 430,825	$ 428,311	$ 443,413	$ 445,565
Change in fair value	(217,057)	(215,393)	(246,788)	(225,915)
Net revenue	$ 213,768	$ 212,918	$ 196,625	$ 219,650
Net revenue margin	49.6%	49.7%	44.3%	49.3%
Combined loan and finance receivable originations and purchases	508,245	564,214	589,565	612,705
Delinquencies:				
> 30 days delinquent	$ 120,598	$ 121,333	$ 142,240	$ 124,894
> 30 days delinquent as a % of combined loan and finance receivable balance[b][c]	8.2%	8.0%	9.2%	7.8%
Charge-offs:				
Charge-offs (net of recoveries)	$ 227,785	$ 215,004	$ 249,545	$ 247,598
Charge-offs (net of recoveries) as a % of average combined loan and finance receivable balance[b][d]	15.2%	14.5%	16.1%	16.0%

| | **2024** | | | |
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Consumer loans and finance receivables:				
Consumer combined loan and finance receivable principal balance:				
Company owned	$ 1,106,364	$ 1,176,727	$ 1,266,030	$ 1,354,014
Guaranteed by the Company[a]	10,780	12,487	18,292	19,859
Total combined loan and finance receivable principal balance[b]	$ 1,117,144	$ 1,189,214	$ 1,284,322	$ 1,373,873
Consumer combined loan and finance receivable fair value balance:				
Company owned	$ 1,347,165	$ 1,421,814	$ 1,526,834	$ 1,639,307
Guaranteed by the Company[a]	14,773	17,284	25,446	28,414
Ending combined loan and finance receivable fair value balance[b]	$ 1,361,938	$ 1,439,098	$ 1,552,280	$ 1,667,721
Fair value as a % of principal[b][c]	121.9%	121.0%	120.9%	121.4%
Consumer combined loan and finance receivable balance, including principal and accrued fees/interest outstanding:				
Company owned	$ 1,208,551	$ 1,285,755	$ 1,390,882	$ 1,482,970
Guaranteed by the Company[a]	13,046	14,941	21,797	23,826
Ending combined loan and finance receivable balance[b]	$ 1,221,597	$ 1,300,696	$ 1,412,679	$ 1,506,796
Average consumer combined loan and finance receivable balance, including principal and accrued fees/interest outstanding:				
Company owned[d]	$ 1,242,677	$ 1,244,846	$ 1,344,872	$ 1,429,349
Guaranteed by the Company[a][d]	14,956	13,730	18,999	22,060
Average combined loan and finance receivable balance[b][d]	$ 1,257,633	$ 1,258,576	$ 1,363,871	$ 1,451,409
Installment loans as percentage of average combined loan and finance receivable balance	40.4%	39.0%	36.9%	35.9%
Line of credit accounts as percentage of average combined loan and finance receivable balance	59.6%	61.0%	63.1%	64.1%
Revenue	$ 364,731	$ 367,558	$ 410,884	$ 433,648
Change in fair value	(182,979)	(164,011)	(203,647)	(212,947)
Net revenue	181,752	203,547	207,237	220,701
Net revenue margin	49.8%	55.4%	50.4%	50.9%
Combined loan and finance receivable originations and purchases	417,432	490,640	569,091	601,734
Delinquencies:				
> 30 days delinquent	$ 84,137	$ 82,169	$ 123,369	$ 123,442
> 30 days delinquent as a % of combined loan and finance receivable balance[b][c]	6.9%	6.3%	8.7%	8.2%
Charge-offs:				
Charge-offs (net of recoveries)	$ 187,419	$ 161,171	$ 203,588	$ 233,139
Charge-offs (net of recoveries) as a % of average combined loan and finance receivable balance[b][d]	14.9%	12.8%	14.9%	16.1%

(a) *Represents loans originated by third-party lenders through the CSO program that we have not yet purchased, which are not included in our consolidated balance sheets.*
(b) *Non-GAAP measure.*
(c) *Determined using period-end balances.*
(d) *The average combined loan and finance receivable balance is the average of the month-end balances during the period.*

The combined ending loan balance, including principal and accrued fees/interest outstanding, of consumer loans and finance receivables at December 31, 2025 increased 5.9% to $1,596.1 million compared to $1,506.8 million at December 31, 2024, due primarily to originations outpacing repayments.

The percentage of loans greater than 30 days delinquent decreased to 7.8% at December 31, 2025 compared to 8.2% at December 31, 2024, driven primarily by a lower percentage of originations to new customers, which typically default at a higher rate compared to returning customers, and a mix shift to installment loans, which have lower yields and default rates compared to line of credit products. Charge-offs (net of recoveries) as a percentage of average combined loan and finance receivable balance of 16.0% for the three months ended December 31, 2025 (the "2025 fourth quarter") was stable compared to 16.1% for the three months ended December 31, 2024 (the "2024 fourth quarter"), driven primarily by fairly stable credit performance in most of our products in the consumer loan portfolio. The trend in charge-offs (net of recoveries) as a percentage of average combined loan and finance receivable balance across the four quarters of 2025 was generally in line with seasonal norms, with the second and third quarters being slightly higher than similar quarters in the prior year, but still in a reasonable range for the consumer portfolio and consistent with other quarters in the past four years. Demand for our consumer loan products and services in the United States has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Lower originations, particularly to new customers, which typically default at a higher percentage than returning customers, generally result in lower delinquencies and charge-offs as the book is more seasoned.

Revenue related to our consumer loans and finance receivables was $445.6 million for the 2025 fourth quarter compared to $433.6 million for the 2024 fourth quarter. The increase in revenue was driven primarily by growth in the overall portfolio. The net revenue margin related to our consumer loans and finance receivables was 49.3% for the 2025 fourth quarter, which was fairly consistent with the net revenue margin of 50.9% in the 2024 fourth quarter.

The ratio of fair value as a percentage of principal on consumer loans and finance receivables increased to 122.2% at December 31, 2025 compared to 121.4% at December 31, 2024, due primarily to improvement in delinquency. Refer to "Results of Operations—Valuation of Loans and Finance Receivables" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion on loan valuation.

Small Business Loans and Finance Receivables

The following table includes financial information for our small business loans and finance receivables. Delinquency metrics include principal, interest and fees, and only amounts that are past due (dollars in thousands):

	2025			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Small business loans and finance receivables:				
Total loan and finance receivable principal balance	$ 2,637,651	$ 2,766,048	$ 2,948,290	$ 3,301,076
Ending loan and finance receivable fair value balance	2,953,482	3,104,979	3,318,014	3,707,075
Fair value as a % of principal[a]	112.0%	112.3%	112.5%	112.3%
Ending loan and finance receivable balance, including principal and accrued fees/interest outstanding	$ 2,667,734	$ 2,796,517	$ 2,974,371	$ 3,328,524
Average loan and finance receivable balance[b]	$ 2,591,661	$ 2,734,474	$ 2,882,684	$ 3,157,860
Installment loans as percentage of average combined loan and finance receivable balance	49.7%	48.9%	48.5%	47.4%
Line of credit accounts as percentage of average combined loan and finance receivable balance	50.3%	51.1%	51.5%	52.6%
Revenue	$ 304,596	$ 326,266	$ 348,310	$ 383,015
Change in fair value	(100,423)	(105,164)	(93,086)	(109,568)
Net revenue	204,173	221,102	255,224	273,447
Net revenue margin	67.0%	67.8%	73.3%	71.4%
Combined loan and finance receivable originations and purchases	1,221,234	1,238,835	1,371,874	1,643,237
Delinquencies:				
> 30 days delinquent	$ 197,758	$ 184,250	$ 185,147	$ 207,270
> 30 days delinquent as a % of loan balance[a]	7.4%	6.6%	6.2%	6.2%
Charge-offs:				
Charge-offs (net of recoveries)	$ 122,551	$ 127,876	$ 128,266	$ 144,477
Charge-offs (net of recoveries) as a % of average loan and finance receivable balance[b]	4.7%	4.7%	4.4%	4.6%

| | **2024** | | | |
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Small business loans and finance receivables:				
Total loan and finance receivable principal balance	$ 2,192,066	$ 2,246,925	$ 2,327,336	$ 2,456,430
Ending loan and finance receivable fair value balance	2,448,045	2,517,345	2,607,606	2,747,137
Fair value as a % of principal[a]	111.7%	112.0%	112.0%	111.8%
Ending loan and finance receivable balance, including principal and accrued fees/interest outstanding	$ 2,229,917	$ 2,283,971	$ 2,351,885	$ 2,483,516
Average loan and finance receivable balance[b]	$ 2,133,422	$ 2,240,893	$ 2,313,142	$ 2,412,795
Installment loans as percentage of average combined loan and finance receivable balance	54.0%	52.6%	51.2%	50.3%
Line of credit accounts as percentage of average combined loan and finance receivable balance	46.0%	47.4%	48.8%	49.7%
Revenue	$ 236,477	$ 251,782	$ 269,454	$ 285,762
Change in fair value	(79,127)	(91,969)	(83,390)	(101,144)
Net revenue	157,350	159,813	186,064	184,618
Net revenue margin	66.5%	63.5%	69.1%	64.6%
Combined loan and finance receivable originations and purchases	959,935	918,014	1,044,829	1,113,185
Delinquencies:				
> 30 days delinquent	$ 195,522	$ 185,884	$ 170,470	$ 174,390
> 30 days delinquent as a % of loan balance[a]	8.8%	8.1%	7.2%	7.0%
Charge-offs:				
Charge-offs (net of recoveries)	$ 99,279	$ 107,215	$ 105,737	$ 109,044
Charge-offs (net of recoveries) as a % of average loan and finance receivable balance[b]	4.7%	4.8%	4.6%	4.5%

(a) *Determined using period-end balances.*
(b) *The average loan and finance receivable balance is the average of the month-end balances during the period.*

The combined ending loan balance, including principal and accrued fees/interest outstanding, of small business loans and finance receivables at December 31, 2025 increased 34.0% to $3,328.5 million compared to $2,483.5 million at December 31, 2024, due primarily to originations outpacing repayments.

The percentage of loans and finance receivables greater than 30 days delinquent decreased to 6.2% at December 31, 2025 compared to 7.0% at December 31, 2024. Charge-offs (net of recoveries) as a percentage of average loan and finance receivable balance was flat at 4.6% for the 2025 fourth quarter compared to 4.5% in the 2024 fourth quarter. These metrics evidence stable to improved credit performance of our small business portfolio.

Revenue related to our small business loans and finance receivables was $383.0 million for the 2025 fourth quarter compared to $285.8 million for the 2024 fourth quarter. The increase in revenue was driven primarily by growth in the overall portfolio. The net revenue margin related to our small business loans and finance receivables was 71.4% for the 2025 fourth quarter compared to 64.6% in the 2024 fourth quarter. The net revenue margins in the third and fourth quarters of 2025 are higher compared to prior quarters due primarily to improved credit performance and slightly higher average yields.

The ratio of fair value as a percentage of principal on small business loans and finance receivables increased slightly to 112.3% at December 31, 2025 compared to 111.8% at December 31, 2024, due primarily to improvement in delinquency. Refer to "Results of Operations—Valuation of Loans and Finance Receivables" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion on loan valuation.

Total Operating Expenses

Total operating expenses increased $146.1 million, or 15.5%, to $1,090.8 million in 2025 compared to $944.7 million in 2024.

Marketing expense increased $97.5 million, or 18.6%, to $621.1 million in 2025 compared to $523.6 million in 2024, due primarily to a strategic effort to capture demand. Key drivers included higher commissionable originations and strategic partnerships within the small business portfolio.

Operations and technology expense increased $33.8 million, or 15.1%, to $258.2 million in 2025 from $224.4 million in 2024, due primarily to higher variable costs, particularly personnel costs, underwriting costs, bank charges, collection costs and other selling expenses, attributable to the increase in originations and the size of the loan portfolio. As a percentage of revenue, operations and technology expense decreased slightly to 8.2% in 2025 from 8.4% in 2024, as increased originations and revenues outpaced fixed costs.

General and administrative expense increased $13.2 million, or 8.4%, to $169.7 million in 2025 compared to $156.5 million in 2024, due primarily to higher personnel costs and $6.6 million in transaction-related costs associated with the acquisition of Grasshopper. As a percentage of revenue, general and administrative expense decreased to 5.4% in 2025 from 5.9% as increased originations and revenues outpaced fixed costs.

Depreciation and amortization expense increased $1.6 million, or 4.0%, to $41.8 million in 2025 compared to $40.2 million in 2024, driven primarily by general growth in the business and additional internal-use software placed in service.

Nonoperating Items

Interest expense, net increased $48.9 million, or 16.8%, to $339.3 million in 2025 compared to $290.4 million in 2024, due primarily to an increase in the average amount of debt outstanding to $3,945.5 million during 2025 from $3,148.9 million during 2024, partially offset by a decrease in the weighted average interest rate on our outstanding debt to 8.64% in 2025 from 9.31% in 2024. See "—Liquidity and Capital Resources—Current Debt Facilities" below for further information.

Equity method investment income was $1.6 million in 2025 compared to $16.5 million of loss in 2024, due to the write-down of our investment in Linear in 2024 as discussed in Note 1 in the Notes to Consolidated Financial Statements.

Provision for Income Taxes

The effective tax rate from continuing operations of 23.1% in 2025 was slightly higher compared to the effective tax rate of 22.7% in 2024. The increase was primarily driven by the prior year having a larger reduction of interest expense due to the remeasurement of unrecognized tax benefits, partially offset by higher excess tax benefits on stock compensation due to stock price appreciation.

Net Income

Net income increased $99.0 million, or 47.2%, to $308.4 million in 2025 compared to $209.4 million in 2024. The increase was driven primarily by higher income from operations, reflecting overall business growth driving an increase in net revenue and lower operating expenses as a percentage of revenue. This was partially offset by higher interest expense resulting from an increase in the average amount of debt outstanding. The prior year also included a write-down of our investment in Linear of $16.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Capital Funding Strategy

We seek to maintain a stable and flexible balance sheet to ensure that liquidity and funding are available to meet our business obligations. As of December 31, 2025, we had cash, cash equivalents and restricted cash of $407.9 million, of which $336.2 million was restricted, compared to $322.7 million, of which $248.8 million was restricted, as of December 31, 2024. During the year ended December 31, 2025, we issued $163.9 million of asset-backed notes and entered into a $150.0 million consumer loan securitization facility to fund growth in our consumer loan portfolio, issued $522.8 million of asset-backed notes to fund growth in our small business loan portfolio and increased the borrowing capacity of our existing secured revolving credit agreement (the "Credit Agreement") to $825.0 million. As of December 31, 2025, we had funding capacity of $649.2 million. Based on numerous stressed-case modeling scenarios, we believe we have sufficient liquidity to run our operations for the foreseeable future. Further, we have no recourse debt obligations scheduled to mature until December 2028. As part of our capital and liquidity management, we may from time to time acquire our outstanding debt securities, including through redemptions, tender offers, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws and in compliance with the indentures governing our outstanding debt securities, upon such terms and at such prices as we may determine.

Historically, we have generated significant cash flow through normal operating activities for funding both long-term and short-term needs. Our near-term liquidity is managed to ensure that adequate resources are available to fund our seasonal working capital growth, which is driven by demand for our loan and financing products. On December 6, 2023, we issued and sold $400.0 million in aggregate principal amount of 11.25% Senior Notes due 2028 (the "2028 Senior Notes") and used the net proceeds, in part, to retire existing indebtedness, including the remaining principal amount outstanding under our 8.50% senior notes due 2024. On August 12, 2024, we issued and sold $500.0 million in aggregate principal amount of 9.125% senior notes due 2029 (the "2029 Senior Notes") and used the net proceeds, in part, to retire existing indebtedness, including the remaining principal amount outstanding under our 8.50% senior notes due 2025 (the "2025 Senior Notes").

On June 23, 2022, we entered into an amendment and restatement of the Credit Agreement that, among other changes, increased the borrowing capacity to $440.0 million, with a $20.0 million letter of credit sublimit and $10.0 million swingline loan sublimit. On October 19, 2023, we amended the Credit Agreement to, among other changes, increase the total commitment amount from $440.0 million to $515.0 million. On September 11, 2024, we further amended the Credit Agreement to, among other changes, increase the total commitment amount from $515.0 million to $665.0 million. On August 28, 2025, we further amended the Credit Agreement to, among other changes, increase the total commitment amount from $665.0 million to $825.0 million, extend the maturity date from June 2026 to August 2029 and reduce the interest rate, as applicable, from the base rate plus 0.75% to the base rate plus 0.50% and from the SOFR rate plus 3.50% to the SOFR rate plus 3.25%. In addition to customary fees for a credit facility of this size and type, the Credit Agreement provides for payment of a commitment fee calculated with respect to the unused portion of the commitment, and ranges from 0.15% per annum to 0.50% per annum depending on usage. As of February 17, 2026, our available borrowings under the Credit Agreement were $139.6 million. Since 2016, we have entered into several loan securitization facilities and offered asset-backed notes to fund our growth, primarily in our near-prime consumer loan and small business loan portfolios. As of February 17, 2026, we had funding capacity of $232.7 million. We expect that our operating needs, including satisfying our obligations under our debt agreements and funding our working capital growth, will be satisfied by a combination of cash flows from operations, borrowings under the Credit Agreement, or any refinancing, replacement thereof or increase in borrowings thereunder, and securitization or sale of loans and finance receivables under our consumer and small business loan securitization facilities.

As of December 31, 2025, we were in compliance with all financial ratios and covenants set forth in our debt agreements. Unexpected changes in our financial condition or other unforeseen factors may result in our inability to obtain third-party financing or could increase our borrowing costs in the future. To the extent we experience short-term or long-term funding disruptions, we have the ability to adjust our volume of lending and financing to consumers and small businesses that would reduce cash outflow requirements while increasing cash inflows through repayments. Additional alternatives may include the securitization or sale of assets, increased borrowings under the Credit Agreement, or any refinancing or replacement thereof, and reductions in capital spending which could be expected to generate additional liquidity.

Capital

Our total stockholders' equity increased by $139.8 million to $1,336.7 million at December 31, 2025 from $1,196.9 million at December 31, 2024. The increase of stockholders' equity was driven primarily by net income for the year ended December 31, 2025 and, to a lesser extent, stock-based compensation expense, partially offset by repurchases of our outstanding common stock, which is discussed in more detail below. Our book value per share outstanding increased to $54.08 at December 31, 2025 from $46.38 at December 31, 2024.

On August 12, 2024, we announced the Board of Directors authorized a new share repurchase program totaling $300.0 million through December 31, 2025 (the "August 2024 Authorization"), which replaced the prior authorization, under which the Company had repurchased $255.9 million of common stock. On November 12, 2025, we announced the Board of Directors authorized a new share repurchase program totaling $400.0 million through June 30, 2027 (the "November 2025 Authorization"), which replaced the August 2024 Authorization. The Company had repurchased $238.9 million of common stock under the August 2024 Authorization before it was terminated. Repurchases under our repurchase programs are made from time to time in accordance with applicable securities laws in the open market, through privately negotiated transactions or otherwise. The share repurchase programs do not obligate us to purchase any shares of our common stock. The November 2025 Authorization may be terminated, increased or decreased by the Board of Directors in its discretion at any time. During 2025, we paid $190.1 million to repurchase common stock under the share repurchase programs.

Cash

At December 31, 2025, we had $71.7 million of available unrestricted cash to fund our future operations compared to $73.9 million at December 31, 2024.

Our cash and cash equivalents at December 31, 2025 were held primarily for working capital purposes and were used to fund a portion of our lending activities. From time to time, we use excess cash and cash equivalents to fund our lending activities. We do not enter into investments for trading or speculative purposes. Our policy is to invest cash in excess of our immediate working capital requirements in short-term investments, deposit accounts or other arrangements designed to preserve the principal balance and maintain adequate liquidity. Our excess cash may be invested primarily in overnight sweep accounts, money market instruments or similar arrangements that provide competitive returns consistent with our polices and market conditions.

Our restricted cash typically consists of funds held in accounts as reserves on certain debt facilities and as collateral for issuing bank partner transactions. We have no ability to draw on such funds as long as they remain restricted under the applicable arrangements but have the ability to use these funds to finance loan originations, subject to meeting borrowing base requirements. Our policy is to invest restricted cash held in debt facility related accounts, to the extent permitted by such debt facility, in investments designed to preserve the principal balance and provide liquidity. Accordingly, such cash is invested primarily in money market instruments that offer daily purchase and redemption and provide competitive returns consistent with our policies and market conditions.

Current Debt Facilities

The following table summarizes our debt facilities as of December 31, 2025 (dollars in thousands):

	Revolving period end date	Maturity date	Weighted average interest rate[a]	Borrowing capacity	Principal outstanding
Funding Debt:					
ODAS IV 2025-2 Securitization Notes	October 2028	November 2032	5.65%	$ 261,434	$ 261,434
ODAS IV 2025-1 Securitization Notes	March 2028	April 2032	5.89%	261,392	261,392
ODAS IV 2024-2 Securitization Notes	September 2027	October 2031	5.78%	261,353	261,353
2025-A Securitization Notes	—	October 2031	7.29%	93,331	93,331
ODAS IV 2024-1 Securitization Notes	May 2027	June 2031	6.84%	399,574	399,574
2024-A Securitization Notes	—	October 2030	8.29%	45,510	45,510
ODAS IV 2023-1 Securitization Notes	July 2026	August 2030	7.66%	227,051	227,051
ODR 2021-1 Securitization Facility	November 2027	November 2028	6.86%	246,667	202,890
NCR 2022 Securitization Facility	October 2026	October 2028	7.98%	200,000	175,194
NCLOCR 2025 Securitization Facility	July 2027	July 2028	8.12%	150,000	90,000
NCLOCR 2024 Securitization Facility	February 2027	February 2028	9.37%	150,000	90,000
2023-A Securitization Notes	—	December 2027	7.78%	9,282	9,282
RAOD Securitization Facility	November 2026	November 2027	6.62%	236,842	236,842
HWCR 2023 Securitization Facility	September 2026	September 2027	8.13%	487,595	473,214
ODR 2022-1 Securitization Facility	June 2026	June 2027	7.60%	420,000	202,325
Total funding debt			7.08%	$ 3,450,031	$ 3,029,392
Corporate Debt:					
Revolving line of credit	August 2029	August 2029	7.02% [b]	825,000	596,000
9.125% Senior Notes Due 2029	—	August 2029	9.13%	500,000	500,000
11.25% Senior Notes Due 2028	—	December 2028	11.25%	400,000	400,000
Total corporate debt			8.86%	$ 1,725,000	$ 1,496,000

(a) The weighted average interest rate is determined based on the rates and principal balances on December 31, 2025. It does not include the impact of the amortization of deferred loan origination costs or debt discounts.

(b) We had outstanding letters of credit under the Revolving line of credit of $0.4 million as of December 31, 2025.

Our ability to fully utilize the available capacity of our debt facilities may also be impacted by provisions that limit concentration risk and eligibility.

Cash Flows

Our cash flows and other key indicators of liquidity are summarized as follows (dollars in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows provided by operating activities	$ 1,819,121	$ 1,538,576	$ 1,166,869
Cash flows used in investing activities			
Loans and finance receivables	(2,398,643)	(1,867,773)	(1,449,417)
Purchases of property and equipment	(47,140)	(43,422)	(45,241)
Total cash flows used in investing activities	(2,445,783)	(1,911,195)	(1,494,658)
Cash flows provided by financing activities	$ 711,818	$ 318,882	$ 526,541
Total debt to Adjusted EBITDA [a]	5.5x	5.4x	5.9x

(a) Total debt to Adjusted EBITDA, a non-GAAP measure, is calculated using Adjusted EBITDA for the twelve months ended for the respective period indicated. See "—Non-GAAP Financial Measures—Adjusted EBITDA."

Cash Flows from Operating Activities

Net cash provided by operating activities increased $280.5 million, or 18.2%, to $1,819.1 million for 2025 from $1,538.6 million for 2024. The increase was driven primarily by additional interest and fee income from growth in the loan portfolio.

We believe cash flows from operations and available cash balances and borrowings under our securitization facilities and Credit Agreement, which may include increased borrowings under our Credit Agreement, any refinancing or replacement thereof, and additional securitization of consumer and small business loans, will be sufficient to fund our future operating liquidity needs, including to fund our working capital growth.

Cash Flows from Investing Activities

Net cash flows used in investing activities increased $534.6 million, or 28.0%, in 2025 compared to 2024, due primarily to loan originations outpacing repayments by a wider margin in the current year compared to the prior year.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2025 was $711.8 million compared to $318.9 million in 2024. Cash flows provided by financing activities for 2025 primarily consisted of net borrowings of $790.6 million under our securitization facilities and $143.0 million under the Credit Agreement, partially offset by $214.6 million in treasury shares purchases, primarily under our share repurchase programs. Cash flows provided by financing activities for 2024 primarily consisted of net borrowings of $571.4 million under our securitization facilities and $97.0 million under the Credit Agreement, partially offset by $289.3 million in treasury shares purchases, primarily under our share repurchase programs, and $44.4 million in net repayments of senior notes.

CRITICAL ACCOUNTING ESTIMATES

Loans and Finance Receivables

We have elected the fair value option for our loans and finance receivables. We estimate the fair value of our loans and finance receivables primarily using discounted cash flow analyses at an individual loan level to more accurately predict future payments. We adjust contractual cash flows for estimated losses, prepayments and servicing costs over the estimated duration of the underlying assets and discount the future cash flows using a rate of return that we believe a market participant would require. Model results may be adjusted by management if we do not believe the output reflects the fair value of the portfolio, as defined under U.S. GAAP. The models are updated at each measurement date to capture any changes in internal factors such as nature, term, volume, payment trends, remaining time to maturity, and portfolio mix, as well as changes in underwriting or observed trends expected to impact future performance. We have validated model performance by comparing past valuations with actual performance noted after each valuation.

The following describes the primary inputs to the discounted cash flow analyses that require significant judgment:

- Net losses – Net losses are estimates of the principal payments that will not be repaid over the life of our portfolio, net of the expected principal recoveries on charged-off receivables. We have developed proprietary underwriting systems based on data we have collected since the Company's inception. These systems employ advanced risk analytics to decide whether to approve financing transactions, to structure the amount and terms of the financings we offer pursuant to jurisdiction-specific regulations, and to provide customers with funds quickly and efficiently. Our systems closely monitor collection and portfolio performance data that we use to continually refine the analytical models and statistical measures used in making our credit, purchase, marketing, and collection decisions. Leveraging the data at the core of our business, we utilize our models to estimate lifetime credit losses for loans and finance receivables. Inputs to the models include contractual cash flows, customer application information, historical and current performance, and behavioral information. Management may also incorporate discretionary adjustments based on our expectations of future credit performance.

- Prepayments – Prepayments are estimates of the amount of principal payments that will occur earlier than contractually required during the life of a loan and finance receivable. Prepayments accelerate the timing of principal repayment and reduce interest payments. Prepayment rates in our discounted cash flow models are developed using historical results as the basis. Model inputs are similar to those utilized to estimate net losses and may also incorporate discretionary adjustments based on our expectations of future performance.

- Servicing costs – Servicing costs applied to the expected cash flows of our portfolio reflect our estimate of the amount investors would incur to service the underlying assets for the remainder of their lives. Servicing costs are derived from our internal analysis of our cost structure considering the characteristics of our receivables and have been benchmarked against observable information on comparable assets in the marketplace.

- Discount rates – Determined at a product level, the discount rates utilized in our cash flow analyses reflect our estimates of the rates of return that investors would require when investing in financial instruments with similar risk and return characteristics.

Management continuously monitors factors that may impact the fair values of our products. Internal factors such as portfolio composition (for example, interest rate, loan term, geography information, customer mix, credit quality) and performance (e.g., delinquency, loss trends, prepayment rates) are reviewed on a regular basis at various levels, including product and vintage. The Company also weighs the impact of relevant, internal business decisions on estimated fair value. External factors such as macroeconomic trends, financial market liquidity expectations, competitive landscape and legal or regulatory requirements are also reviewed on a regular basis. Management also reviews the results of our fair value model output compared to prior periods for unusual trends, potential model over- or under-reaction, outlier results and other distorting factors. Based on these analyses, management may deem it appropriate to adjust model output to derive management's best estimate of fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with Accounting Standards Codification ("ASC") 350, *Goodwill*, we test goodwill for potential impairment annually on October 1 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In assessing the qualitative factors, we consider relevant events and circumstances including but not limited to macroeconomic conditions, industry and market environment, our overall financial performance, cash flow from operating activities, market capitalization and stock price. If we determine that the quantitative impairment test is required, we use the income approach to complete our annual goodwill assessment. The income approach uses future cash flows and estimated terminal values that are discounted using a market participant perspective to determine the fair value, which is then compared to the carrying value to determine if there is impairment. The income approach includes assumptions about revenue growth rates, operating margins and terminal growth rates discounted by an estimated weighted-average cost of capital derived from other publicly-traded companies that are similar from an operational and economic standpoint. See Note 5, *Goodwill and Other Intangible Assets*, to the Consolidated Financial Statements.

Income Taxes

We account for income taxes under ASC 740, *Income Taxes*. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities and are included within the consolidated balance sheets. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. An expense or benefit is included within the tax provision in the consolidated statement of income for any increase or decrease in the valuation allowance for a given period.

We report our loans and finance receivables in the Company's tax returns at fair market value, as determined for U.S. federal income tax purposes, which differs from how we report them in the consolidated financial statements due in part to statutory tax and judicial principles that may lead to different interpretations of expected credit losses and discount rate assumptions. Changes in the fair market value of our loans and finance receivables as determined for tax purposes may have a significant impact on the timing and amount of how income taxes are recognized in the consolidated financial statements. The estimates of fair market value are dependent on multiple assumptions, including expected credit losses and discount rates.

We perform an evaluation of the recoverability of our deferred tax assets on a quarterly basis. We establish a valuation allowance if it is more likely than not (greater than 50 percent) that all or some portion of the deferred tax asset will not be realized. We analyze several factors, including the nature and frequency of operating losses, our carryforward period for any losses, the reversal of future taxable temporary differences, the expected occurrence of future income or loss and the feasibility of available tax planning strategies to protect against the loss of deferred tax assets.

We account for uncertainty in income taxes in accordance with ASC 740, which requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. We must evaluate tax positions taken on our tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on the technical merits. We record interest and penalties related to tax matters as income tax expense in the consolidated statement of income.

Our judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Our judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under ASC 740.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 in the Notes to Consolidated Financial Statements in Part II, Item 8 "Financial Statements and Supplementary Data" in this report for a discussion of recently issued accounting pronouncements that may be significant to Enova.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument. While market risk may embody several elements, including liquidity and basis risk, the SEC's market risk rules focus on pricing risk, which relates to changes in the level of prices due to changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market risk-sensitive instruments.

We carry our loans and finance receivables at fair value with changes in fair value recognized directly in earnings. The valuation of our loan portfolio may be impacted by macroeconomic and other factors that may positively or negatively impact the repayment capacity of our customers or the discounted value of expected future cash flows from our loan portfolio.

Changes to market interest rates can impact the fair value of our loans and finance receivables. The fair value of our loans and receivables are estimated using a discounted cash flow methodology, where the discount rate represents an estimate of the required rate of return by market participants. Required returns may increase or decrease depending upon the level of market interest rates and additional risk premiums required to generate acceptable returns on specific assets. An increase of 100 basis points to the discount rates used in our valuations would decrease the balance of loans and finance receivables at fair value by approximately 0.54% and 0.68% at December 31, 2025 and 2024, respectively. A decrease of 100 basis points to the discount rates used in our valuations would increase the balance of loans and finance receivables at fair value by approximately 0.56% and 0.71% at December 31, 2025 and 2024, respectively.

Expectations of future credit losses are a significant input to the valuation of our loans and finance receivables. A variety of macroeconomic and other factors can impact the expected repayment capacity of our customers and our expectation of future credit losses, both positively and negatively. Increasing our estimates for future credit losses used in our valuations to 110% of current expectations would decrease the balance of loans and finance receivables at fair value by approximately 2.4% and 3.6% at December 31, 2025 and 2024, respectively. Conversely, credit losses may decrease as the economy strengthens or with increased government assistance. Decreasing our estimates for future credit losses used in our valuations to 90% of current expectations would increase the balance of loans and finance receivables at fair value by approximately 2.6% and 4.3% at December 31, 2025 and 2024, respectively.

The expected rate of future customer prepayments can also impact the fair value of our loans and finance receivables. Prepayment speeds can vary with economic activity, competition and other factors that may increase or decrease the liquidity available to our customers to prepay obligations. Increasing our estimates for future prepayments used in our valuations to 110% of current expectations would decrease the balance of loans and finance receivables at fair value by 0.54% and 0.79% at December 31, 2025 and 2024, respectively. Conversely, prepayment speeds may decrease as the economy weakens or inflation increases. Decreasing our estimates for future prepayments used in our valuations to 90% of current expectations would increase the balance of loans and finance receivables at fair value by 0.54% and 0.78% at December 31, 2025 and 2024, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Enova International, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Enova International, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Loans and finance receivables at fair value – Refer to Notes 1 and 18 to the consolidated financial statements

Critical Audit Matter Description

The estimation of the fair value of loans and finance receivables portfolio uses discounted cash flow models that have been internally developed. The models use inputs that are unobservable and inherently judgmental and reflect management's best estimates of the assumptions a market participant would use to calculate fair value. The valuation inputs for the projections of future cash flows include estimated losses, prepayment rates, servicing costs and discount rates.

We identified the valuation assertion relating to loans and finance receivables at fair value as a critical audit matter because of the subjective process in determining significant inputs and judgments used to estimate the fair value. Given management's use of unobservable inputs to estimate the fair value of the loans and finance receivables, performing audit procedures to evaluate these inputs requires a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to loans and finance receivables at fair value included the following, among others:

- We tested the effectiveness of internal controls related to the determination of loans and finance receivables at fair value, including those controls related to management's review of the models and the significant inputs used to estimate the fair value.

- We tested the underlying data for accuracy and completeness, including loan balances, historical net charge-offs, payments and other assumptions, that served as the basis for the valuation.

- With the assistance of our internal fair value specialists, we developed a range of independent estimates of fair value and compared our estimates to the recorded valuation.

/s/ Deloitte & Touche LLP
Chicago, Illinois
February 20, 2026

We have served as the Company's auditor since 2021.

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31,	
	2025	**2024**
Assets		
Cash and cash equivalents[1]	$ 71,709	$ 73,910
Restricted cash[1]	336,154	248,758
Loans and finance receivables at fair value[1]	5,471,544	4,386,444
Income taxes receivable	40,901	40,690
Other receivables and prepaid expenses[1]	80,870	63,752
Property and equipment, net	132,566	119,956
Operating lease right-of-use asset	16,549	18,201
Goodwill	279,275	279,275
Intangible assets, net	3,660	10,951
Other assets[1]	35,204	24,194
Total assets	$ 6,468,432	$ 5,266,131
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses[1]	$ 305,849	$ 249,970
Operating lease liability	32,041	32,165
Deferred tax liabilities, net	295,437	223,590
Long-term debt[1]	4,498,381	3,563,482
Total liabilities	5,131,708	4,069,207
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Common stock, $0.00001 par value, 250,000,000 shares authorized, 47,441,228 and 46,520,916 shares issued and 24,715,608 and 25,808,096 outstanding as of December 31, 2025 and 2024, respectively	—	—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid in capital	370,078	328,268
Retained earnings	2,006,143	1,697,754
Accumulated other comprehensive loss	(9,500)	(13,691)
Treasury stock, at cost (22,725,620 and 20,712,820 shares as of December 31, 2025 and 2024, respectively)	(1,029,997)	(815,407)
Total stockholders' equity	1,336,724	1,196,924
Total liabilities and stockholders' equity	$ 6,468,432	$ 5,266,131

(1) Includes amounts in consolidated variable interest entities ("VIEs") presented separately in the table below.

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

The following table presents the aggregated assets and liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheets above. The assets in the table below may only be used to settle obligations of consolidated VIEs and are in excess of those obligations. See Note 15 for additional information.

	December 31,	
	2025	2024
Assets of consolidated VIEs, included in total assets above		
Cash and cash equivalents	$ 672	$ 348
Restricted cash	292,826	217,344
Loans and finance receivables at fair value	4,227,546	3,048,561
Other receivables and prepaid expenses	27	26
Other assets	7,547	9,832
Total assets of consolidated VIEs	$ 4,528,618	$ 3,276,111
Liabilities of consolidated VIEs, included in total liabilities above		
Accounts payable and accrued expenses	$ 12,960	$ 11,300
Long-term debt	3,015,120	2,227,156
Total liabilities of consolidated VIEs	$ 3,028,080	$ 2,238,456

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 3,151,653	$ 2,657,800	$ 2,117,639
Change in Fair Value	(1,321,412)	(1,128,351)	(887,717)
Net Revenue	1,830,241	1,529,449	1,229,922
Operating Expenses			
Marketing	621,077	523,569	414,460
Operations and technology	258,179	224,391	194,905
General and administrative	169,722	156,524	160,265
Depreciation and amortization	41,831	40,207	38,157
Total Operating Expenses	1,090,809	944,691	807,787
Income from Operations	739,432	584,758	422,135
Interest expense, net	(339,305)	(290,442)	(194,779)
Foreign currency transaction gain (loss)	367	(1,064)	57
Equity method investment income (loss)	1,559	(16,460)	116
Other nonoperating expenses	(1,019)	(5,691)	(282)
Income before Income Taxes	401,034	271,101	227,247
Provision for income taxes	92,645	61,653	52,126
Net income	$ 308,389	$ 209,448	$ 175,121
Earnings Per Share:			
Earnings per common share:			
Basic	$ 12.25	$ 7.78	$ 5.71
Diluted	$ 11.52	$ 7.43	$ 5.49
Weighted average common shares outstanding:			
Basic	25,169	26,920	30,673
Diluted	26,775	28,202	31,921

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 308,389	$ 209,448	$ 175,121
Other comprehensive gain (loss), net of tax:			
Foreign currency translation gain (loss)[(1)]	4,191	(7,919)	1,979
Unrealized gain (loss) on investments, net of tax	—	492	(2,253)
Total other comprehensive gain (loss), net of tax	4,191	(7,427)	(274)
Comprehensive Income	312,580	202,021	174,847

(1) Net of tax (provision) benefit of $(1,287), $2,483 and $(637) for the years ended December 31, 2025, 2024 and 2023, respectively.

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock, at cost		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2022	**44,327**	**$ —**	**$ 251,878**	**$ 1,313,185**	**$ (5,990)**	**(13,106)**	**$ (372,928)**	**$ 1,186,145**
Stock-based compensation expense	—	—	26,738	—	—	—	—	26,738
Shares issued for vested RSUs	624	—	—	—	—	—	—	—
Shares issued for stock option exercises	389	—	5,640	—	—	—	—	5,640
Net income	—	—	—	175,121	—	—	—	175,121
Unrealized loss on investments, net of tax	—	—	—	—	(2,253)	—	—	(2,253)
Foreign currency translation gain, net of tax	—	—	—	—	1,979	—	—	1,979
Purchases of treasury shares, at cost	—	—	—	—	—	(3,145)	(153,187)	(153,187)
Balance at December 31, 2023	**45,340**	**$ —**	**$ 284,256**	**$ 1,488,306**	**$ (6,264)**	**(16,251)**	**$ (526,115)**	**$ 1,240,183**
Stock-based compensation expense	—	—	31,816	—	—	—	—	31,816
Shares issued for vested RSUs	617	—	—	—	—	—	—	—
Shares issued for stock option exercises	564	—	12,196	—	—	—	—	12,196
Net income	—	—	—	209,448	—	—	—	209,448
Unrealized gain on investments, net of tax	—	—	—	—	492	—	—	492
Foreign currency translation loss, net of tax	—	—	—	—	(7,919)	—	—	(7,919)
Purchases of treasury shares, at cost	—	—	—	—	—	(4,462)	(289,292)	(289,292)
Balance at December 31, 2024	**46,521**	**$ —**	**$ 328,268**	**$ 1,697,754**	**$ (13,691)**	**(20,713)**	**$ (815,407)**	**$ 1,196,924**
Stock-based compensation expense	—	—	33,096	—	—	—	—	33,096
Shares issued for vested RSUs	557	—	—	—	—	—	—	—
Shares issued for stock option exercises	363	—	8,714	—	—	—	—	8,714
Net income	—	—	—	308,389	—	—	—	308,389
Foreign currency translation gain, net of tax	—	—	—	—	4,191	—	—	4,191
Purchases of treasury shares, at cost	—	—	—	—	—	(2,013)	(214,590)	(214,590)
Balance at December 31, 2025	**47,441**	**$ —**	**$ 370,078**	**$ 2,006,143**	**$ (9,500)**	**(22,726)**	**$ (1,029,997)**	**$ 1,336,724**

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 308,389	$ 209,448	$ 175,121
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,831	40,207	38,157
Amortization of deferred loan costs and debt discount	16,588	15,787	10,123
Change in fair value	1,313,391	1,119,214	879,351
Stock-based compensation expense	33,096	31,816	26,738
Write-down of equity method investment	—	16,552	—
Loss on early extinguishment of debt	1,019	5,690	282
Operating leases, net	1,528	1,173	(1,457)
Deferred income taxes, net	70,560	112,722	8,545
Changes in operating assets and liabilities:			
Finance and service charges on loans and finance receivables	1,391	(12,513)	(44,169)
Other receivables, prepaid expenses and other assets	(24,174)	12,754	8,879
Accounts payable and accrued expenses	34,964	35,053	18,137
Current income taxes receivable/payable	20,538	(49,327)	47,162
Net cash provided by operating activities	1,819,121	1,538,576	1,166,869
Cash Flows from Investing Activities			
Loans and finance receivables originated or acquired	(7,168,665)	(5,640,183)	(4,315,483)
Loans and finance receivables repaid	4,770,022	3,772,410	2,866,066
Capitalization of software development costs and purchases of fixed assets	(47,140)	(43,422)	(45,241)
Net cash used in investing activities	(2,445,783)	(1,911,195)	(1,494,658)
Cash Flows from Financing Activities			
Borrowings under revolving line of credit	1,768,000	852,000	423,000
Repayments under revolving line of credit	(1,625,000)	(755,000)	(376,000)
Borrowings under securitization facilities	1,686,214	1,617,861	1,013,591
Repayments under securitization facilities	(895,656)	(1,046,424)	(679,190)
Issuance of senior notes	—	500,000	396,232
Repayments of senior notes	—	(544,393)	(81,123)
Debt issuance costs paid	(15,301)	(28,066)	(22,422)
Debt prepayment penalty paid	(563)	—	—
Proceeds from exercise of stock options	8,714	12,196	5,640
Treasury shares purchased	(214,590)	(289,292)	(153,187)
Net cash provided by financing activities	711,818	318,882	526,541
Effect of exchange rates on cash	39	(1,034)	287
Net increase (decrease) in cash, cash equivalents and restricted cash	85,195	(54,771)	199,039
Cash, cash equivalents and restricted cash at beginning of year	322,668	377,439	178,400
Cash, cash equivalents and restricted cash at end of year	$ 407,863	$ 322,668	$ 377,439

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Nature of the Company

Enova International, Inc. ("Enova"), formed on September 7, 2011, is an independent, publicly traded company, and the Company's shares of common stock are listed on the New York Stock Exchange under the symbol "ENVA." Enova and its subsidiaries (individually and collectively referred to herein as the "Company") operate an internet-based lending platform to serve customers in need of cash to fulfill their financial responsibilities. Through a network of direct and indirect marketing channels, the Company offers funds to its customers through a variety of loan and finance receivable products that are primarily unsecured. The business is operated primarily through the internet to provide convenient, fully-automated financial solutions to its customers. As of December 31, 2025, the Company offered or arranged loans to consumers under the names "CashNetUSA" and "NetCredit" in 37 states in the United States and under the name "Simplic" in Brazil. The Company also offered or arranged financing to small businesses in 49 states and Washington D.C. in the United States under the names "OnDeck" and "Headway Capital."

The Company originates, guarantees, purchases or purchases a participating interest in consumer installment loans or line of credit accounts. The Company also provides financing to small businesses through either installment loans or line of credit accounts. Consumer and small business loans provide customers with cash in their bank account, typically in exchange for an obligation to repay the amount advanced plus fees and/or interest. "Loans and finance receivables" include both consumer loans and small business loans.

Installment loans are loans originated by the Company, by a third-party lender through the Company's credit services organization or credit access business program ("CSO program" as further described below) that the Company guarantees or by a bank partner. Installment loans include longer-term loans that require the outstanding principal balance to be paid down in multiple installments. Line of credit accounts are originated by the Company or by a bank partner. Line of credit accounts allow customers to draw on their line of credit in increments of their choosing up to their credit limit. Customers may pay off their account balance in full at any time or make required minimum payments in accordance with the terms of the line of credit account.

Through the Company's CSO program, the Company provides services related to a third-party lender's consumer loan products in Texas by acting as a credit services organization or credit access business on behalf of consumers in accordance with applicable state laws. Services offered under the CSO program include credit-related services such as arranging loans with independent third-party lenders and assisting in the preparation of loan applications and loan documents ("CSO loans"). Under the CSO program, the Company guarantees consumer loan payment obligations to the third-party lender in the event that the customer defaults on the loan, at which point, the loan is purchased by the Company. Prior to any potential purchase, CSO loans are not included in the Company's consolidated balance sheets.

The Company operates programs with certain banks to provide marketing services and loan servicing for near-prime unsecured consumer installment loans and line of credit accounts. Under the programs, the Company receives marketing and servicing fees while the bank receives an origination fee. The bank has the ability to sell and the Company has the option, but not the requirement, to purchase the loans the bank originates and, in the case of line of credit accounts, a participation interest in those accounts. The Company does not guarantee the performance of the loans and line of credit accounts originated by the bank. OnDeck operates a program with a separate bank to provide marketing services and loan servicing for small business installment loans and line of credit accounts. Under the OnDeck program, the Company receives marketing fees while the bank receives origination fees and certain program fees. The bank has the ability to sell and the Company has the option, but not the requirement, to purchase the installment loans that the bank originates and, in the case of line of credit accounts, extensions under those line of credit accounts. The Company does not guarantee the performance of the loans originated by the bank.

The Company operates a money transfer platform that allows customers to send money from the United States to Mexico, other Latin American countries and Asia. Revenue is generated through fees per transfer and an exchange rate spread.

Basis of Presentation

The consolidated financial statements of the Company included herein have been prepared on the basis of accounting principles generally accepted in the United States ("GAAP") and reflect the historical results of operations and cash flows of the Company during each respective period. The consolidated financial statements include goodwill and intangible assets arising from businesses previously acquired. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in stockholders' equity and cash flows of the Company in the future. Intercompany transactions are eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

The Company consolidates any variable interest entity ("VIE") where it has determined the Company is the primary beneficiary. The primary beneficiary is the entity which has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance as well as the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, fair value of loans and finance receivables, goodwill, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Foreign Currency Translations

The functional currency for the Company's subsidiaries that serve residents of Brazil is the Brazilian real. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each balance sheet date, and the resulting adjustments are recorded in "Accumulated other comprehensive income (loss)" ("AOCI") as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each period.

Cash and Cash Equivalents

The Company considers deposits in banks and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

Restricted Cash

The Company includes funds to be used for future debt payments relating to its securitization transactions and escrow deposits in restricted cash and cash equivalents.

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets (in thousands):

	December 31,		
	2025	2024	2023
Cash and cash equivalents	$ 71,709	$ 73,910	$ 54,357
Restricted cash	336,154	248,758	323,082
Total cash, cash equivalents and restricted cash	$ 407,863	$ 322,668	$ 377,439

Revenue Recognition

The Company recognizes revenue based on the financing products and services it offers and on loans it acquires. "Revenue" in the consolidated statements of income primarily includes: interest income, statement and draw fees on line of credit accounts, fees for services provided through the Company's CSO program ("CSO fees"), origination fees and other fees as permitted by applicable laws and pursuant to the agreement with the customer. Interest income is generally recognized on an effective yield basis over the contractual term of the loan on installment loans or the estimated outstanding period of the draw on line of credit accounts. Statement fees on line of credit accounts are similar to interest charges and are generally recognized similarly to interest income. Draw fees on line of credit accounts are generally recognized at the time of draw. CSO fees are recognized over the term of the loan. Origination fees are charged to customers on certain installment loan products and are recognized upon origination.

Loans and Finance Receivables

The Company utilizes the fair value option on its entire loan and finance receivable portfolio. As such, loans and finance receivables are carried at fair value in the consolidated balance sheet with changes in fair value recorded in the consolidated income statement. To derive the fair value, the Company generally utilizes discounted cash flow analyses that factor in estimated losses, prepayments and servicing costs over the estimated duration of the underlying assets. Loss, prepayment and servicing cost assumptions are determined using historical loss data and include appropriate consideration of recent trends and anticipated future performance. Future cash flows are discounted using a rate of return that the Company believes a market participant would require. Accrued and unpaid interest and fees are included in "Loans and finance receivables at fair value" in the consolidated balance sheets.

If a loan is renewed or refinanced, the renewal or refinanced loan is considered a new loan. The Company generally does not consider modifications that do not necessitate the customer to sign a new loan agreement to be new loans.

Current and Delinquent Loans and Finance Receivables

The Company classifies its loans and finance receivables as either current or delinquent. When a customer does not make a scheduled payment in full as of the due date, the receivable is considered delinquent. For the OnDeck portfolio, there is no accrual of interest income on loans when the customer misses their most recent payment. Excluding the OnDeck portfolio, there is no accrual of interest income on loans when a customer falls more than one payment behind. Loans may be returned to accrual status if the customer rectifies and the loan no longer meets non-accrual criteria. The Company allows for normal payment processing time before considering a loan delinquent but does not provide for any additional grace period.

The Company offers certain forbearance options on its loan products with features such as payment deferrals without the incurrence of additional finance charges or late fees. If a loan is deemed to be current and the customer makes a deferral or payment modification, the loan is still deemed to be current until the next scheduled payment is missed.

For consumer loans and finance receivables, the Company generally charges off a delinquent loan after 65 days past due, or earlier if deemed uncollectible at that point. For small business loans and finance receivables, the Company generally charges off a loan when it is probable that that it will be unable to collect all of the remaining principal payments, which is generally after 90 days of delinquency and 30 days of non-activity. Recoveries on loans and finance receivables that were previously charged off are generally recognized when collected or sold.

Property and Equipment

Property and equipment is recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Costs associated with repair and maintenance activities are expensed as incurred. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Computer hardware and software	3 to 5 years
Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements [1]	3 to 10 years

(1) *Leasehold improvements are depreciated over the lesser of the estimated useful life, remaining lease term, or 10 years.*

Software Development Costs

The Company applies ASC 350-40, *Internal Use Software* ("ASC 350-40"), to its software purchase and development activities. Under ASC 350-40, eligible internal and external costs incurred for the development of computer software applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized to "Property and equipment" on the consolidated balance sheets. Internal and external training and maintenance costs are charged to expense as incurred or over the related service period. When a software application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which generally ranges from three to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), the Company tests goodwill for potential impairment annually as of October 1 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In assessing the qualitative factors, management considers relevant events and circumstances including but not limited to macroeconomic conditions, industry and market environment, overall financial performance of the Company, cash flow from operating activities, market capitalization and stock price. If the Company determines that the quantitative impairment test is required, management uses the income approach to complete its annual goodwill assessment. The income approach uses future cash flows and estimated terminal values for the Company that are discounted using a market participant perspective to determine the fair value, which is then compared to the carrying value to determine if there is impairment. The income approach includes assumptions about revenue growth rates, operating margins and terminal growth rates discounted by an estimated weighted-average cost of capital derived from other publicly-traded companies that are similar but not identical from an operational and economic standpoint.

Long-Lived Assets Other Than Goodwill

An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

The Company amortizes intangible assets subject to amortization on the basis of their expected periods of benefit, generally three to 20 years. The costs of start-up activities and organization costs are charged to expense as incurred.

Investments in Unconsolidated Investees

The Company owns a 20% equity interest in On Deck Capital Australia PTY LTD ("OnDeck Australia"), which is recorded using the equity method of accounting. As of December 31, 2025 and 2024 the carrying value of the Company's ownership in OnDeck Australia was $1.5 million and $0.1 million, respectively, which the Company included in "Other assets" on the consolidated balance sheets.

On February 24, 2021, the Company contributed the platform-as-service business assumed in the OnDeck acquisition to Linear Financial Technologies Holding LLC ("Linear") in exchange for ownership units in that entity. The Company recorded its interest in Linear under the equity method of accounting and included it in "Other assets" on the consolidated balance sheets. In 2022, the Company recognized a gain of $11.0 million related to the sale by Linear of its operating company. In the third quarter of 2024, Linear was dissolved, with its sole assets, consisting of preferred shares in a separate company, being distributed to the holders of Linear's ownership units. Concurrently in the third quarter of 2024, the separate company executed a capital raise in which the Company opted not to participate that resulted in the Company's preferred shares having a substantially less preferential position in the separate company's capital structure. Because of their subordinated position, the preferred shares were valued at $0. As such, the Company recorded a loss of $16.6 million during 2024, which included the carrying value of the investment of $16.1 million and the remaining unrealized loss of $0.5 million that had been recorded directly in accumulated other comprehensive income. In the third quarter of 2025, the preferred shares were canceled and extinguished without consideration to the Company in connection with the separate company being acquired by another entity. As of December 31, 2025 and 2024, the Company's investment in Linear had no carrying value.

Equity method income has been included in "Equity method investment income (loss)" in the consolidated income statements.

Marketing Expenses

Marketing expenses consist of digital costs, lead purchase costs and offline marketing costs such as television and direct mail advertising. All marketing expenses are expensed as incurred.

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes, but is not limited to, contact center and operations personnel costs, software maintenance expense, underwriting data from third-party vendors, bank/transaction fees and collection costs.

General and Administrative Expenses

General and administrative expenses primarily include the Company's corporate personnel costs, as well as legal, occupancy, and other related costs.

Stock-Based Compensation

The Company accounts for its stock-based employee compensation plans in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). Under this guidance the fair value of share-based compensation is determined at the grant date and the recognition of the related expense is recorded over the period in which the share-based compensation vests. However, with respect to income taxes, the related deduction from taxes payable is based on the award's intrinsic value at the time of exercise (for an option) or on the fair value upon vesting of the award (for restricted stock units), which can be either greater (creating an excess tax benefit) or less (creating a tax deficiency) than the deferred tax benefit that is recorded as compensation cost is recognized in the consolidated financial statements. These excess tax benefits (deficiencies) are recognized in "Provision for income taxes" in the period that the tax deduction arises. In the consolidated statement of cash flows, they are classified in operating activities in the same manner as other cash flows related to income taxes.

Income Taxes

The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided for in accordance with the asset and liability method of accounting for income taxes in order to recognize the tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements.

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires that a more-likely-than-not threshold (greater than 50 percent) be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. The Company records interest and penalties related to tax matters as income tax expense in the consolidated statements of income.

The Company performs an evaluation of the recoverability of its deferred tax assets on a quarterly basis. The Company establishes a valuation allowance if it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company analyzes several factors, including the nature and frequency of operating losses, the Company's carryforward period for any losses, the reversal of future taxable temporary differences, the expected occurrence of future income or loss and the feasibility of available tax planning strategies to protect against the loss of deferred tax assets. See Note 10 for further discussion.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year. Restricted stock units issued under the Company's stock-based employee compensation plans are included in diluted shares upon the granting of the awards even though the vesting of shares will occur over time.

The following table sets forth the reconciliation of numerators and denominators of basic and diluted earnings per share computations for the years ended December 31, 2025, 2024 and 2023 (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Numerator:			
Net Income	$ 308,389	$ 209,448	$ 175,121
Denominator:			
Total weighted average basic shares	25,169	26,920	30,673
Shares applicable to stock-based compensation	1,606	1,282	1,248
Total weighted average diluted shares	26,775	28,202	31,921
Earnings per common share – basic	$ 12.25	$ 7.78	$ 5.71
Earnings per common share – diluted	$ 11.52	$ 7.43	$ 5.49

For the years ended December 31, 2025, 2024 and 2023, there were 160,087, 177,247 and 351,699 shares of common stock underlying stock options, respectively, that were excluded from the calculation of diluted net earnings per share because their effect would have been antidilutive. For the years ended December 31, 2025, 2024, and 2023, there were 107, 1,394 and 235,237 shares of common stock underlying restricted stock units, respectively, that were excluded from the calculation of diluted net earnings per share because their effect would have been antidilutive.

Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires entities to disclose additional information about federal, state and foreign income taxes primarily related to the income tax rate reconciliation and income taxes paid. The new standard also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The Company adopted this standard in the fourth quarter of 2025 on a retrospective basis as of January 1, 2023. There was no impact of adoption to recognition or measurement in the Company's consolidated financial statements. Refer to Note 10 and Note 16 for further information.

Accounting Standards to be Adopted in Future Periods

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"), which modernizes the recognition and disclosure framework for internal-use software costs, removing the previous "development stage" model and introducing a more judgment-based approach. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-06 on the consolidated financial statements.

2. Acquisitions

On December 10, 2025, the Company entered into a merger agreement with Grasshopper Bancorp, Inc. ("Grasshopper") under which the Company will acquire Grasshopper for an aggregate purchase price valued at approximately $369 million at signing to be paid in a combination of cash and newly issued Enova shares. Under the terms of the merger agreement, Grasshopper will merge with and into the Company, with the Company continuing as the surviving corporation and, immediately following the merger, an interim national bank and wholly-owned subsidiary of the Company will merge with and into Grasshopper Bank, a wholly-owned subsidiary of Grasshopper, with Grasshopper Bank continuing as the surviving bank. The merger agreement was unanimously approved by the Boards of Directors of each of the Company and Grasshopper. On February 2, 2026, Grasshopper held a special meeting of its stockholders in connection with the merger, at which the merger agreement was approved. The transaction remains subject to regulatory approvals from the Office of the Comptroller of the Currency and the Federal Reserve and other customary closing conditions, and is expected to close during the second half of 2026.

Founded in 2019, Grasshopper Bank is a leading client-first, full-service digital bank offering digital financial solutions for commercial and consumer customers, including fintech-focused Banking-as-a-Service and API banking platforms, commercial and Small Business Administration lending, and consumer banking.

3. Loans and Finance Receivables

Revenue generated from the Company's loans and finance receivables for the years ended December 31, 2025, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Consumer loans and finance receivables revenue	$ 1,748,114	$ 1,576,821	$ 1,295,231
Small business loans and finance receivables revenue	1,362,187	1,043,475	790,804
Total loans and finance receivables revenue	3,110,301	2,620,296	2,086,035
Other	41,352	37,504	31,604
Total Revenue	$ 3,151,653	$ 2,657,800	$ 2,117,639

Loans and Finance Receivables at Fair Value

The components of Company-owned loans and finance receivables at December 31, 2025 and 2024 were as follows (in thousands):

| | As of December 31, 2025 | | |
	Consumer	Small Business	Total
Principal balance - accrual	$ 1,294,991	$ 3,079,986	$ 4,374,977
Principal balance - non-accrual	151,947	221,090	373,037
Total principal balance	1,446,938	3,301,076	4,748,014
Accrued interest and fees	126,825	27,448	154,273
Loans and finance receivables at fair value - accrual	1,694,851	3,550,186	5,245,037
Loans and finance receivables at fair value - non-accrual	69,618	156,889	226,507
Loans and finance receivables at fair value	1,764,469	3,707,075	5,471,544
Difference between principal balance and fair value	$ 317,531	$ 405,999	$ 723,530

| | As of December 31, 2024 | | |
	Consumer	Small Business	Total
Principal balance - accrual	$ 1,210,042	$ 2,290,132	$ 3,500,174
Principal balance - non-accrual	143,972	166,298	310,270
Total principal balance	1,354,014	2,456,430	3,810,444
Accrued interest and fees	128,956	27,086	156,042
Loans and finance receivables at fair value - accrual	1,617,708	2,672,714	4,290,422
Loans and finance receivables at fair value - non-accrual	21,599	74,423	96,022
Loans and finance receivables at fair value	$ 1,639,307	$ 2,747,137	$ 4,386,444
Difference between principal balance and fair value	$ 285,293	$ 290,707	$ 576,000

As of December 31, 2025 and 2024, the aggregate fair value of loans and finance receivables that were 90 days or more past due was $41.5 million, of which $30.1 million was in non-accrual status, and $32.7 million, of which $16.6 million was in non-accrual status, respectively. The aggregate unpaid principal balance for loans and finance receivables that were 90 days or more past due was $60.7 million and $71.9 million, as of December 31, 2025 and 2024, respectively.

Changes in the fair value of Company-owned loans and finance receivables during the years ended December 31, 2025 and 2024 were as follows (in thousands):

| | Year Ended December 31, 2025 | | |
	Consumer	Small Business	Total
Balance at beginning of period	$ 1,639,307	$ 2,747,137	$ 4,386,444
Originations or acquisitions[1]	2,212,786	5,475,179	7,687,965
Interest and fees[2]	1,748,114	1,362,187	3,110,301
Repayments	(2,935,740)	(5,469,191)	(8,404,931)
Charge-offs, net[3]	(939,932)	(523,170)	(1,463,102)
Net change in fair value[3]	34,778	114,933	149,711
Effect of foreign currency translation	5,156	—	5,156
Balance at end of period	$ 1,764,469	$ 3,707,075	$ 5,471,544

	Year Ended December 31, 2024		
	Consumer	Small Business	Total
Balance at beginning of period..	$ 1,380,784	$ 2,248,383	$ 3,629,167
Originations or acquisitions[1]	2,018,359	4,035,963	6,054,322
Interest and fees[2]..	1,576,821	1,043,475	2,620,296
Repayments	(2,564,901)	(4,225,054)	(6,789,955)
Charge-offs, net[3]...	(785,317)	(421,275)	(1,206,592)
Net change in fair value[3]	21,733	65,645	87,378
Effect of foreign currency translation	(8,172)	—	(8,172)
Balance at end of period..	$ 1,639,307	$ 2,747,137	$ 4,386,444

(1) *Originations or acquisitions is presented on a cost basis.*
(2) *Included in "Revenue" in the consolidated statements of income.*
(3) *Included in "Change in Fair Value" in the consolidated statements of income.*

In connection with its CSO program, the Company guarantees consumer loan payment obligations to unrelated third-party lenders for consumer loans and is required to purchase any defaulted loans it has guaranteed. As of December 31, 2025 and 2024, the amount of consumer loans guaranteed by the Company had an estimated fair value of $26.1 million and $28.4 million, respectively, and an outstanding principal balance of $18.7 million and $19.9 million, respectively. As of December 31, 2025 and 2024, the amount of consumer loans, including principal, fees and interest, guaranteed by the Company were $22.3 million and $23.8 million, respectively. These loans are not included in the consolidated balance sheets as the Company does not own the loans prior to default.

4. Property and Equipment

As a leading technology and analytics company, a significant amount of capital is invested in developing computer software and systems infrastructure. The Company capitalized internal software development costs of $44.1 million, $40.9 million and $37.3 million during 2025, 2024 and 2023, respectively.

Major classifications of property and equipment at December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31, 2025		
	Cost	Accumulated Depreciation	Net
Computer software...	$ 244,217	$ (120,059)	$ 124,158
Furniture, fixtures and equipment..	30,540	(26,072)	4,468
Leasehold improvements	16,745	(12,805)	3,940
Total...	$ 291,502	$ (158,936)	$ 132,566

	As of December 31, 2024		
	Cost	Accumulated Depreciation	Net
Computer software...	$ 210,268	$ (103,017)	$ 107,251
Furniture, fixtures and equipment..	34,253	(27,085)	7,168
Leasehold improvements	16,724	(11,187)	5,537
Total...	$ 261,245	$ (141,289)	$ 119,956

The Company recognized depreciation expense of $34.5 million, $32.2 million and $29.8 million during 2025, 2024 and 2023, respectively.

5. Goodwill and Other Intangible Assets

There were no changes in the carrying value of goodwill for the years ended December 31, 2025 and 2024.

The Company completed its annual assessment of goodwill as of October 1, 2025 based on qualitative factors and determined that the fair value of its goodwill exceeded carrying value; as such, no impairment existed at that date.

Acquired intangible assets that are subject to amortization as of December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31, 2025		
	Cost	Accumulated Amortization	Net
Developed technology	$ 25,980	$ (25,445)	$ 535
Trade names and trademarks	11,185	(8,395)	2,790
Licenses	3,100	(2,945)	155
Customer relationships	1,900	(1,805)	95
Lead provider and broker relationships	1,700	(1,615)	85
Total	$ 43,865	$ (40,205)	$ 3,660

	As of December 31, 2024		
	Cost	Accumulated Amortization	Net
Developed technology	$ 25,980	$ (21,013)	$ 4,967
Trade names and trademarks	11,184	(6,875)	4,309
Licenses	3,100	(2,325)	775
Customer relationships	1,900	(1,425)	475
Lead provider and broker relationships	1,700	(1,275)	425
Total	$ 43,864	$ (32,913)	$ 10,951

Developed technology is amortized over five years on a straight-line basis. Customer, lead provider and broker relationships are generally amortized over three to five years based on the pattern of economic benefits provided. Trade names and trademarks are generally amortized over three to 20 years on a straight-line basis. Licenses are generally amortized over five years on a straight-line basis.

Amortization expense for acquired intangible assets was $7.3 million, $8.1 million and $8.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimated future amortization expense for the years ended December 31, is as follows (in thousands):

Year	Amount
2026	$ 2,029
2027	806
2028	110
2029	110
2030	110

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,	
	2025	**2024**
Unrecognized tax benefits	$ 103,212	$ 82,463
Trade accounts payable	78,962	58,950
Accrued payroll and fringe benefits	47,806	45,784
Accrued interest payable	33,882	30,501
Cash in transit	21,739	10,943
Liability for consumer loans funded by third-party lender	17,742	19,357
Other accrued liabilities	2,506	1,972
Total	$ 305,849	$ 249,970

Refer to Note 10 for discussion of unrecognized tax benefits.

7. Marketing Expenses

Marketing expenses for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Customer procurement expense including lead purchase costs	$ 384,232	$ 292,794	$ 230,910
Advertising	236,845	230,775	183,550
Total	$ 621,077	$ 523,569	$ 414,460

8. Leases

The Company has operating leases primarily for its corporate headquarters, other offices located in the U.S. and certain equipment. The Company's leases have remaining lease terms of less than one year to nine years. Certain leases include options to extend the leases for up to five years, while others include options to terminate the lease under certain conditions. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. All other operating leases are recorded on the consolidated balance sheet with right-of-use assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The right-of-use assets represent the lease liability, plus any lease payments made at or before the commencement date, less any lease incentives received. If a lease does not provide an implicit rate, the Company uses its incremental secured borrowing rate, adjusted for the maturity date, based on information available at the commencement date in determining the present value of lease payments. Lease agreements with lease and non-lease components are accounted for as a single lease component. The Company's operating lease expense is recognized on a straight-line basis over the lease term and is recorded in general and administrative expense.

During the fourth quarter of 2024, the Company entered into amendments related to its leases for office space in Denver and New York. The amendments, among other changes, resulted in extensions of the lease terms from April 2026 to October 2029 in Denver and from December 2026 to June 2032 in New York. As a result, the Company recognized an adjustment to increase its operating lease liability and operating lease right of use asset balance by $5.5 million.

Lease expenses for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating lease cost	$ 5,261	$ 4,814	$ 4,983
Variable lease cost	492	746	1,252
Short-term lease cost	311	493	1,208
Sublease income	(271)	(281)	(1,175)
Total lease cost	$ 5,793	$ 5,772	$ 6,268

Future minimum lease payments as of December 31, 2025 are as follows (in thousands):

Year	Amount
2026	$ 4,548
2027	6,912
2028	6,312
2029	5,518
2030	4,544
Thereafter	17,860
Total lease payments	$ 45,694
Less: interest	13,653
Present value of lease liabilities	$ 32,041

The weighted average remaining lease term and discount rate as of December 31, 2025 and 2024 were as follows:

	December 31,	
	2025	**2024**
Weighted average remaining lease term (years)		
Operating leases	7.4	8.1
Weighted average discount rate		
Operating leases	8.81%	8.81%

Supplemental cash flow disclosures related to leases for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	Year Ended December 31,	
	2025	**2024**
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 3,734	$ 3,790
Noncash transactions related to adjustments to lease liability and right-of-use asset		
Operating leases	777	6,186

9. Long-term Debt

The Company's long-term debt instruments and balances outstanding as of December 31, 2025 and 2024 were as follows (dollars in thousands):

	Revolving period end date	Maturity date	Weighted average interest rate[1]	Borrowing capacity	Outstanding December 31, 2025	Outstanding December 31, 2024
Funding Debt:						
ODAS IV 2025-2 Securitization Notes........	October 2028	November 2032	5.65%	$ 261,434	$ 261,434	$ —
ODAS IV 2025-1 Securitization Notes........	March 2028	April 2032	5.89%	261,392	261,392	—
ODAS IV 2024-2 Securitization Notes........	September 2027	October 2031	5.78%	261,353	261,353	261,353
2025-A Securitization Notes.....................	—	October 2031	7.29%	93,331	93,331	—
ODAS IV 2024-1 Securitization Notes........	May 2027	June 2031	6.84%	399,574	399,574	399,574
2024-A Securitization Notes.....................	—	October 2030	8.29%	45,510	45,510	123,546
ODAS IV 2023-1 Securitization Notes........	July 2026	August 2030	7.66%	227,051	227,051	227,051
ODR 2021-1 Securitization Facility............	November 2027	November 2028	6.86%	246,667	202,890	233,333
NCR 2022 Securitization Facility	October 2026	October 2028	7.98%	200,000	175,194	119,039
NCLOCR 2025 Securitization Facility........	July 2027	July 2028	8.12%	150,000	90,000	—
NCLOCR 2024 Securitization Facility........	February 2027	February 2028	9.37%	150,000	90,000	99,000
2023-A Securitization Notes.....................	—	December 2027	7.78%	9,282	9,282	32,116
RAOD Securitization Facility...................	November 2026	November 2027	6.62%	236,842	236,842	192,000
HWCR 2023 Securitization Facility	September 2026	September 2027	8.13%	487,595	473,214	331,214
ODR 2022-1 Securitization Facility............	June 2026	June 2027	7.60%	420,000	202,325	188,342
2018-1 Securitization Facility...................	March 2025	March 2026 [2]	—	—	—	32,200
Total funding debt			7.08%	$ 3,450,031	$ 3,029,392	$ 2,238,768
Corporate Debt:						
Revolving line of credit...........................	August 2029	August 2029	7.02%	825,000 [3] $	596,000	$ 453,000
9.125% Senior Notes Due 2029..................	—	August 2029	9.13%	500,000	500,000	500,000
11.25% Senior Notes Due 2028..................	—	December 2028	11.25%	400,000	400,000	400,000
Total corporate debt			8.86%	$ 1,725,000	$ 1,496,000	$ 1,353,000
Less: Long-term debt issuance costs...........					$ (24,581)	$ (24,830)
Less: Debt discounts...............................					(2,430)	(3,456)
Total long-term debt............................					$ 4,498,381	$ 3,563,482

(1) *The weighted average interest rate is determined based on the rates and principal balances on December 31, 2025. It does not include the impact of the amortization of deferred loan origination costs or debt discounts.*
(2) *On May 30, 2025, the remaining outstanding balance on this facility was paid in full and the facility was terminated.*
(3) *The Company had outstanding letters of credit under the Revolving line of credit of $0.4 and $0.7 million as of December 31, 2025 and 2024, respectively.*

Weighted-average interest rates on long-term debt were 8.64% and 9.31% for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company was in compliance with all financial ratios and covenants set forth in the prevailing long-term debt agreements.

Funding Debt

ODAS IV 2025-2 Securitization Notes

On November 13, 2025, OnDeck Asset Securitization IV, LLC ("ODAS IV"), a wholly-owned indirect subsidiary of the Company, issued $261.4 million in initial principal amount of Series 2025-2 Fixed Rate Asset-Backed Notes (the "ODAS IV 2025-2 Securitization Notes") in a private securitization transaction. The ODAS IV 2025-2 Securitization Notes have a legal final payment date in November 2032 and were issued in four classes with initial principal amounts and fixed interest rates per annum as follows: Class A Notes of $122.2 million at 4.84%, Class B Notes of $58.8 million at 5.23%, Class C Notes of $49.5 million at 6.30% and Class D Notes of $31.0 million at 8.58%. Collateral for the ODAS IV 2025-2 Securitization Notes consists of, among other things, a revolving pool of small business loans originated or purchased by ODK Capital, LLC ("ODK"), which is a wholly-owned indirect subsidiary of the Company.

The net proceeds of the ODAS IV 2025-2 Securitization Notes were used to purchase small business loans from ODK that were pledged as collateral for the ODAS IV 2025-2 Securitization Notes and for other general corporate purposes. ODK is the servicer of the loans securing the ODAS IV 2025-2 Securitization Notes. ODAS IV is the sole obligor of the ODAS IV 2025-2 Securitization Notes, which are not obligations of, or guaranteed by, the Company or ODK. As of December 31, 2025, the carrying amount of the

ODAS IV 2025-2 Securitization Notes was $257.7 million, including unamortized issuance costs of $3.8 million. The ODAS IV 2025-2 Securitization Notes were offered and sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

ODAS IV 2025-1 Securitization Notes

On March 20, 2025, ODAS IV issued $261.4 million in initial principal amount of Series 2025-1 Fixed Rate Asset-Backed Notes (the "ODAS IV 2025-1 Securitization Notes") in a private securitization transaction. The ODAS IV 2025-1 Securitization Notes have a legal final payment date in April 2032 and were issued in four classes with initial principal amounts and fixed interest rates per annum as follows: Class A Notes of $126.8 million at 5.08%, Class B Notes of $57.8 million at 5.52%, Class C Notes of $45.5 million at 6.64% and Class D Notes of $31.2 million at 8.77%. Collateral for the ODAS IV 2025-1 Securitization Notes consists of, among other things, a revolving pool of small business loans originated or purchased by ODK.

The net proceeds of the ODAS IV 2025-1 Securitization Notes were used to purchase small business loans from ODK that were pledged as collateral for the ODAS IV 2025-1 Securitization Notes and for other general corporate purposes. ODK is the servicer of the loans securing the ODAS IV 2025-1 Securitization Notes. ODAS IV is the sole obligor of the ODAS IV 2025-1 Securitization Notes, which are not obligations of, or guaranteed by, the Company or ODK. As of December 31, 2025, the carrying amount of the ODAS IV 2025-1 Securitization Notes was $258.4 million, including unamortized issuance costs of $3.0 million. The ODAS IV 2025-1 Securitization Notes were offered and sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

ODAS IV 2024-2 Securitization Notes

On October 2, 2024, ODAS IV issued $261.4 million in initial principal amount of Series 2024-2 Fixed Rate Asset-Backed Notes (the "ODAS IV 2024-2 Securitization Notes") in a private securitization transaction. The ODAS IV 2024-2 Securitization Notes have a legal final payment date in October 2031 and were issued in four classes with initial principal amounts and fixed interest rates per annum as follows: Class A Notes of $141.7 million at 4.98%, Class B Notes of $56.9 million at 5.42%, Class C Notes of $40.2 million at 7.03% and Class D Notes of $22.6 million at 9.49%. Collateral for the ODAS IV 2024-2 Securitization Notes consists of, among other things, a revolving pool of small business loans originated or purchased by ODK.

The net proceeds of the ODAS IV 2024-2 Securitization Notes were used to purchase small business loans from ODK that were pledged as collateral for the ODAS IV 2024-2 Securitization Notes and for other general corporate purposes. ODK is the servicer of the loans securing the ODAS IV 2024-2 Securitization Notes. ODAS IV is the sole obligor of the ODAS IV 2024-2 Securitization Notes, which are not obligations of, or guaranteed by, the Company or ODK. As of December 31, 2025 and 2024, the carrying amount of the ODAS IV 2024-2 Securitization Notes was $259.2 million, including unamortized issuance costs of $2.2 million, and $257.9 million, including unamortized issuance costs of $3.4 million, respectively. The ODAS IV 2024-2 Securitization Notes were offered and sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

2025-A Securitization Notes

On May 30, 2025, NetCredit Combined Receivables A, LLC ("NCCRA"), a wholly-owned indirect subsidiary of the Company, issued $163.9 million of Fixed Rate Asset-Backed Notes (the "2025-A Securitization Notes") in a private securitization transaction. The 2025-A Securitization Notes have a legal final payment date in October 2031 and were issued in one class with a fixed interest rate of 7.29% per annum. The 2025-A Securitization Notes are backed by a pool of unsecured consumer installment loans. The 2025-A Securitization Notes represent obligations of NCCRA only and are not guaranteed by the Company. The net proceeds of the offering of the 2025-A Securitization Notes were used to acquire unsecured consumer installment loans from certain subsidiaries of the Company, fund a reserve account and pay fees and expenses incurred in connection with the transaction. As of December 31, 2025, the carrying amount of the 2025-A Securitization Notes was $92.1 million, including unamortized issuance costs of $1.2 million. The 2025-A Securitization Notes were offered and sold only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

ODAS IV 2024-1 Securitization Notes

On May 17, 2024, ODAS IV issued $399.6 million in initial principal amount of Series 2024-1 Fixed Rate Asset-Backed Notes (the "ODAS IV 2024-1 Securitization Notes") in a private securitization transaction. The ODAS IV 2024-1 Securitization Notes have a legal final payment date in June 2031 and were issued in three classes with initial principal amounts and fixed interest rates per annum as follows: Class A Notes of $260.1 million at 6.27%, Class B Notes of $82.2 million at 7.15%, and Class C Notes of $57.3 million at 8.99%. Collateral for the ODAS IV 2024-1 Securitization Notes consists of, among other things, a revolving pool of small business loans originated or purchased by ODK. ODAS IV used the net proceeds of the private offering to purchase small business loans from ODK that were pledged as collateral for the ODAS IV 2024-1 Securitization Notes and to fund a reserve account. ODK is the servicer of the loans securing the ODAS IV 2024-1 Securitization Notes. ODAS IV is the sole obligor of the ODAS IV 2024-1 Securitization Notes, which are not obligations of, or guaranteed by, the Company or ODK. The Company used the proceeds from the transaction for general corporate purposes. As of December 31, 2025 and 2024, the carrying amount of the ODAS IV 2024-1 Securitization Notes was $396.7 million, including unamortized issuance costs of $2.8 million, and $395.2 million, including an unamortized discount of $0.1 million and unamortized issuance costs of $4.3 million, respectively. The ODAS IV 2024-1 Securitization Notes were offered and sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

2024-A Securitization Notes

On May 31, 2024, NetCredit Combined Receivables 2024, LLC ("NCCR 2024"), a wholly-owned indirect subsidiary of the Company, issued $217.2 million of Fixed Rate Asset-Backed Notes (the "2024-A Securitization Notes") in a private securitization transaction. The 2024-A Securitization Notes have a legal final payment date in October 2030 and were issued in two classes with principal amounts and fixed interest rates per annum as follows: Class A Notes of $172.5 million at 7.43% and Class B Notes of $44.6 million at 8.31%. The 2024-A Securitization Notes are backed by a pool of unsecured consumer installment loans. The 2024-A Securitization Notes represent obligations of NCCR 2024 only and are not guaranteed by the Company. The net proceeds of the offering of the 2024-A Securitization Notes were used to acquire unsecured consumer installment loans from certain subsidiaries of the Company, fund a reserve account and pay fees and expenses incurred in connection with the transaction. As of December 31, 2025 and 2024, the carrying amount of the 2024-A Securitization Notes was $45.0 million, including unamortized issuance costs of $0.5 million, and $122.1 million, including unamortized issuance costs of $1.4 million, respectively. The 2024-A Securitization Notes were offered and sold only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

ODAS IV 2023-1 Securitization Notes

On July 27, 2023, ODAS IV issued $227.1 million in initial principal amount of Series 2023-1 Fixed Rate Asset-Backed Notes (the "ODAS IV 2023-1 Securitization Notes") in a private securitization transaction. The ODAS IV 2023-1 Securitization Notes have a legal final payment date in August 2030 and were issued in three classes with initial principal amounts and fixed interest rates per annum as follows: Class A Notes of $143.8 million at 7.00%, Class B Notes of $56.3 million at 8.25%, and Class C Notes of $27.0 million at 9.93%. Collateral for the ODAS IV 2023-1 Securitization Notes consists of, among other things, a revolving pool of small business loans originated or purchased by ODK.

The net proceeds of the ODAS IV 2023-1 Securitization Notes were used to purchase small business loans from ODK that were pledged as collateral for the ODAS IV 2023-1 Securitization Notes and to fund a reserve account. ODK is the servicer of the loans securing the ODAS IV 2023-1 Securitization Notes. ODAS IV is the sole obligor of the ODAS IV 2023-1 Securitization Notes, which are not obligations of, or guaranteed by, the Company or ODK. The Company used the proceeds from the transaction for general corporate purposes. The ODAS IV 2023-1 Securitization Notes were offered and sold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act. As of December 31, 2025 and 2024, the carrying amount of the ODAS IV 2023-1 Securitization Notes was $226.3 million, including an unamortized discount of $0.1 million and unamortized issuance costs of $0.7 million, and $225.2 million, including an unamortized discount of $0.2 million and unamortized issuance costs of $1.7 million, respectively.

ODR 2021-1 Securitization Facility

On November 17, 2021, the Company and several of its subsidiaries entered into a receivables securitization (the "ODR 2021-1 Securitization Facility") with the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and Deutsche Bank Trust Company Americas, as paying agent. The ODR 2021-1 Securitization Facility finances securitization receivables that have been and will be originated or acquired under the Company's OnDeck brand by several of the Company's subsidiaries and that meet specified eligibility criteria. Under the ODR 2021-1 Securitization Facility, eligible securitization receivables are sold to a wholly-owned subsidiary of the Company (the "ODR 2021-1 Debtor") and serviced by another subsidiary of the Company.

The ODR 2021-1 Debtor has issued revolving loan notes that are required to be secured by eligible securitization receivables. On March 29, 2022, the ODR 2021-1 Securitization Facility was amended to, among other changes, increase the commitment amount of the revolving loans from $150.0 million to $200.0 million. On November 18, 2022, the ODR 2021-1 Securitization Facility was further amended to include a Class B revolving note with a maximum loan balance of $33.3 million, increasing the total commitment amount from $200.0 million to $233.3 million. On November 15, 2023, the ODR 2021-1 Securitization Facility was amended to, among other changes, extend the revolving period to November 2025 and the maturity date to November 2026. On November 24, 2025, the ODR 2021-1 Securitization Facility was amended to, among other changes, increase the total commitment amount from $233.3 million to $246.7 million and extend the revolving period to November 2027 and the maturity date to November 2028. The ODR 2021-1 Securitization Facility is non-recourse to the Company. As of December 31, 2025 and 2024, there was $202.9 million and $233.3 million outstanding amount under the ODR 2021-1 Securitization Facility, respectively.

The ODR 2021-1 Securitization Facility is governed by a credit agreement, dated as of November 17, 2021, and amended on March 29, 2022, November 14, 2022, November 18, 2022, December 15, 2022, January 30, 2023, February 27, 2023, November 15, 2023, March 20, 2025, November 14, 2025 and November 24, 2025, among the ODR 2021-1 Debtor, the administrative and collateral agent, the lenders, and the paying agent. The ODR 2021-1 Securitization Facility Class A note bears interest at a rate per annum equal to a benchmark rate (currently the lender's asset-backed commercial paper rate) plus an applicable margin of 2.00%. The ODR 2021-1 Securitization Facility Class B note bears interest at a rate per annum equal to a benchmark rate (currently Secured Overnight Financing Rate ("SOFR")) plus an applicable margin of 6.00%. Interest payments on the ODR 2021-1 Securitization Facility are made monthly.

All amounts due under the ODR 2021-1 Securitization Facility are secured by all of the ODR 2021-1 Debtor's assets, which include the eligible securitization receivables transferred to the ODR 2021-1 Debtor, related rights under the eligible securitization receivables, a bank account and certain other related collateral. The Company has issued a limited indemnity to the lenders for certain "bad acts," and the Company has agreed for the benefit of the lenders to meet certain ongoing financial performance covenants.

The ODR 2021-1 Securitization Facility documents contain customary provisions for securitizations, including representations and warranties as to the eligibility of the eligible securitization receivables and other matters; indemnification for specified losses not including losses due to the inability of customers to repay their loans or lines of credit; covenants regarding special purpose entity matters; and default and termination provisions which provide for the acceleration of the ODR 2021-1 Securitization Facility in circumstances including, but not limited to, failure to make payments when due, certain insolvency events, breaches of representations, warranties or covenants, failure to maintain the security interest in the eligible securitization receivables, and defaults under other material indebtedness of the ODR 2021-1 Debtor.

NCR 2022 Securitization Facility

On October 21, 2022, the Company and several of its subsidiaries entered into a receivables funding agreement (the "NCR 2022 Securitization Facility") with Jefferies Funding LLC, as the initial note purchaser and administrative agent (the "NCR 2022 Administrative Agent"). The NCR 2022 Securitization Facility collateralizes certain receivables that have been and will be originated or acquired under the Company's NetCredit brand by several of its subsidiaries and that meet specified eligibility criteria in exchange for a note payable. Under the NCR 2022 Securitization Facility, receivables are sold to a wholly-owned subsidiary of the Company (the "NCR 2022 Debtor") and serviced by another subsidiary of the Company.

The NCR 2022 Debtor has issued notes with an initial maximum principal balance of $125.0 million, which were required to be secured by 1.25 times the drawn amount in eligible receivables. On October 15, 2024, the NCR 2022 Securitization Facility was amended to, among other changes, extend the revolving period end and final maturity date to October 2026 and October 2028, respectively, increase the revolving commitment from $125.0 million to $200.0 million, decrease the borrowing rate from SOFR + 4.75% to SOFR + 4.25% and increase the advance rate from 80% to 85%. The NCR 2022 Securitization Facility is non-recourse to the Company. As of December 31, 2025 and 2024, the total outstanding amount of the NCR 2022 Securitization Facility was $175.2 million and $119.0 million, respectively.

The NCR 2022 Securitization Facility is governed by a note issuance and purchase agreement, dated as of October 21, 2022, among the NCR 2022 Administrative Agent, the NCR 2022 Debtor, Citibank, N.A., as collateral agent and paying agent, and the other note purchasers from time to time party thereto. Interest payments on the NCR 2022 Securitization Facility are made monthly. The NCR

2022 Debtor is permitted to prepay the NCR 2022 Securitization Facility, subject to certain fees and conditions. In the event of prepayment for the purposes of securitizations, no fees shall apply.

All amounts due under the NCR 2022 Securitization Facility are secured by all of the NCR 2022 Debtor's assets, which include the receivables transferred to the NCR 2022 Debtor, related rights under the receivables, a bank account and certain other related collateral.

The NCR 2022 Securitization Facility documents contain customary provisions for securitizations, including: representations and warranties as to the eligibility of the receivables and other matters; indemnification for specified losses not including losses due to the inability of consumers to repay their loans; covenants regarding special purpose entity matters; and default and termination provisions which provide for the acceleration of the NCR 2022 Securitization Facility in circumstances including, but not limited to, failure to make payments when due, servicer defaults, certain insolvency events, breaches of representations, warranties or covenants, failure to maintain the security interest in the receivables and defaults under other material indebtedness of the NCR 2022 Debtor.

NetCredit LOC Receivables 2025 Securitization Facility

On July 17, 2025, NetCredit LOC Receivables 2025, LLC ("NCLOCR 2025"), a wholly-owned indirect subsidiary of the Company, entered into a receivables securitization (the "NCLOCR 2025 Securitization Facility") with Banc of California, as administrative agent, and the lenders party thereto from time to time. The NCLOCR 2025 Securitization Facility collateralizes certain receivables that have been and will be originated under the Company's NetCredit brand by several of its subsidiaries and that meet specified criteria.

The NCLOCR 2025 Securitization Facility has two classes of loans with a total revolving commitment of $150.0 million, which are required to be secured by eligible securitization receivables. The NCLOCR 2025 Securitization Facility is non-recourse to the Company. The facility has a revolving period that ends in July 2027 and a final maturity ending in July 2028. As of December 31, 2025, the total outstanding amount of the NCLOCR 2025 Securitization Facility was $90.0 million.

The NCLOCR 2025 Securitization Facility is governed by a loan and security agreement, dated as of July 17, 2025, among NCLOCR 2025, the administrative agent and the lenders. The Class A revolving loans have a commitment amount of $125.0 million and accrue interest at a rate per annum equal to SOFR plus 3.50% with an advance rate of 75%. The Class B revolving loans have a commitment amount of $25.0 million and accrue interest at a rate per annum equal to SOFR plus 8.00% with an advance rate of 90%. Interest payments on the NCLOCR 2025 Securitization Facility are made monthly.

NCLOCR 2024 Securitization Facility

On February 21, 2024, NetCredit LOC Receivables 2024, LLC ("NCLOCR 2024"), a wholly-owned indirect subsidiary of the Company, entered into a receivables securitization (the "NCLOCR 2024 Securitization Facility") with lenders party thereto from time to time, Midtown Madison Management, LLC, as administrative agent, and Citibank, N.A., as collateral trustee and paying agent. The NCLOCR 2024 Securitization Facility collateralizes certain receivables that have been and will be originated under the Company's NetCredit brand by several of its subsidiaries and that meet specified criteria in exchange for a note payable.

The NCLOCR 2024 Securitization Facility has a revolving commitment of $150.0 million, which is required to be secured by eligible securitization receivables. The NCLOCR 2024 Securitization Facility is non-recourse to the Company. The facility has a revolving period that ends in February 2027 and a final maturity ending in February 2028. As of December 31, 2025 and 2024, the total outstanding amount of the NCLOCR 2024 Securitization Facility was $90.0 million and $99.0 million, respectively.

The NCLOCR 2024 Securitization Facility is governed by a note issuance and purchase agreement, dated as of February 21, 2024, among NCLOCR 2024, the administrative agent, the lenders, and the collateral trustee and paying agent. The revolving loans accrue interest at a rate per annum equal to SOFR plus 5.50% with an advance rate of 85%. Interest payments on the NCLOCR 2024 Securitization Facility are made monthly.

2023-A Securitization Notes

On March 3, 2023, the Company issued $170.0 million in aggregate principal notes (the "2023-A Securitization Notes") through an indirect subsidiary, NetCredit Combined Receivables 2023, LLC ("NCCR 2023"). The 2023-A Securitization Notes were sold at a discount of the principal amount to yield 9.00% to maturity in December 2027 (equivalent to 3.975% spread above interpolated U.S. Treasuries). The 2023-A Securitization Notes represent obligations of NCCR 2023 only and are not guaranteed by the Company. The net proceeds from issuance of the 2023-A Securitization Notes were used to acquire consumer loans from certain of the Company's wholly-owned subsidiaries. The acquired loans were pledged as collateral for 2023-A Securitization Notes and are serviced by another subsidiary of the Company. As of December 31, 2025 and 2024, the carrying amount of the 2023-A Securitization Notes was $9.2 million and $31.7 million, including an unamortized discount of $0.2 million and unamortized issuance costs of $0.3 million, respectively. The 2023-A Securitization Notes were offered and sold only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and to certain persons outside of the United States in compliance with Regulation S under the Securities Act.

RAOD Securitization Facility

Assumed in the OnDeck acquisition, the loan securitization facility ("RAOD Securitization Facility") for Receivable Assets of OnDeck, LLC ("RAOD"), a wholly-owned indirect subsidiary of the Company, collateralizes certain eligible installment loans originated or purchased by ODK or certain other subsidiaries. The RAOD Securitization Facility was amended on December 24, 2020, which, amongst other changes, extended the revolving period from December 2020 to December 2022, extended the maturity date from September 2021 to December 2023, revised the advance rate to 76% and changed the borrowing rate from LIBOR plus 1.65% to LIBOR plus 2.5%. On July 16, 2021, the RAOD Securitization Facility was further amended to increase the total commitment from $100.0 million to $177.6 million by increasing the Class A note commitment to $150.0 million and adding a Class B note with a commitment of $27.6 million. The borrowing rate on the Class A note was lowered from LIBOR plus 2.5% to LIBOR plus 1.75% and the borrowing rate on the Class B note was LIBOR plus 6.5% and the advance rate for the Class A notes remained 76% and the Class B notes advance rate was 90%. The scope of acceptable collateral was also expanded to include line of credit products from OnDeck in addition to installment loans. On March 18, 2022, the RAOD Securitization Facility was amended to, among other changes, increase the Class A commitment amount to $200.0 million and the Class B commitment to $36.8 million. On November 18, 2022, the RAOD Securitization Facility was amended to, among other changes, extend the revolving period to November 2024, extend the maturity date to November 2025, change the Class A borrowing rate from LIBOR plus 1.75% to SOFR plus 1.90% and the Class B borrowing rate from LIBOR plus 6.5% to SOFR plus 8.00%, and decrease the Class B commitment from $36.8 million to $30.3 million and the Class B advance rate from 90% to 87.5%. On November 18, 2024, the RAOD Securitization Facility was amended to extend the revolving period to November 2026, extend the maturity date to November 2027, change the Class A borrowing rate from SOFR plus 1.90% to SOFR plus 1.85% and the Class B borrowing rate from SOFR plus 8.00% to SOFR plus 7.60%, and increase the Class B commitment from $30.3 million to $36.8 million and the Class B advance rate from 87.5% to 90%. The Class A commitment amount and advance rate remained the same at $200.0 million and 76%, respectively. As of December 31, 2025 and 2024, the carrying amount of the RAOD Securitization Facility was $236.8 million and $192.0 million, respectively.

HWCR 2023 Securitization Facility

On May 25, 2023, the Company and several of its subsidiaries entered into a receivables securitization (the "HWCR 2023 Securitization Facility") with lenders party thereto from time to time, BNP Paribas, as administrative agent and collateral agent, and Deutsche Bank Trust Company Americas, as paying agent. The HWCR 2023 Securitization Facility finances securitization receivables that have been and will be originated under the Company's Headway Capital brand by a wholly-owned subsidiary and that meet specified eligibility criteria. Under the HWCR 2023 Securitization Facility, eligible securitization receivables are sold to a wholly-owned subsidiary of the Company (the "HWCR 2023 Debtor") and serviced by another subsidiary of the Company.

The HWCR 2023 Securitization Facility initially had Class A and Class B revolving commitments of $215.0 million and $72.2 million, respectively, which are required to be secured by eligible securitization receivables. On September 18, 2024, the HWCR 2022 Securitization Facility was amended to, among other changes, extend the revolving period end and final maturity date to September 2026 and September 2027, respectively, increase the Class A revolving commitment from $215.0 million to $365.0 million, the Class B revolving commitment from $72.2 million to $122.6 million and the total facility commitment from $287.2 million to $487.6 million. There were no changes to the borrowing rate or advance rate on the Class A and Class B loans. The HWCR 2023 Securitization Facility is non-recourse to the Company. As of December 31, 2025 and 2024, the total outstanding amount of the HWCR 2023 Securitization Facility was $473.2 million and $331.2 million, respectively.

The HWCR 2023 Securitization Facility is governed by a credit agreement, dated as of May 25, 2023, among the HWCR 2023 Debtor, the administrative and collateral agent, the lenders, and the paying agent. The Class A revolving loans accrue interest at a rate per annum equal to the Commercial Paper rate plus 2.7% with an advance rate of 65.5%. The Class B revolving loans accrue interest at a rate per annum equal to SOFR plus 8.50% with an advance rate of 87.5%. Interest payments on the HWCR 2023 Securitization Facility are made monthly.

All amounts due under the HWCR 2023 Securitization Facility are secured by all of the HWCR 2023 Debtor's assets, which include the eligible securitization receivables transferred to the HWCR 2023 Debtor, related rights under the eligible securitization receivables, a bank account and certain other related collateral. The Company has issued a limited indemnity to the lenders for certain "bad acts," and the Company has agreed for the benefit of the lenders to meet certain ongoing financial performance covenants.

The HWCR 2023 Securitization Facility documents contain customary provisions for securitizations, including representations and warranties as to the eligibility of the eligible securitization receivables and other matters; indemnification for specified losses not including losses due to the inability of customers to repay their loans or lines of credit; covenants regarding special purpose entity matters; and default and termination provisions which provide for the acceleration of the HWCR 2023 Securitization Facility in circumstances including, but not limited to, failure to make payments when due, certain insolvency events, breaches of representations, warranties or covenants, failure to maintain the security interest in the eligible securitization receivables, and defaults under other material indebtedness of the HWCR 2023 Debtor.

ODR 2022-1 Securitization Facility

On June 30, 2022, the Company and several of its subsidiaries entered into a receivables securitization (the "ODR 2022-1 Securitization Facility") with lenders party thereto from time to time, BMO Capital Markets Corp. as administrative agent and collateral agent, and Deutsche Bank Trust Company Americas, as paying agent. The ODR 2022-1 Securitization Facility finances securitization receivables that have been and will be originated or acquired under the Company's OnDeck brand by a wholly-owned subsidiary and that meet specified eligibility criteria. Under the ODR 2022-1 Securitization Facility, eligible securitization receivables are sold to a wholly-owned subsidiary of the Company (the "ODR 2022-1 Debtor") and serviced by another subsidiary of the Company.

The ODR 2022-1 Securitization Facility initially had Class A and Class B revolving commitments of $350.0 million and $70.0 million, respectively, which are required to be secured by eligible securitization receivables. On June 27, 2024, the ODR 2022-1 Securitization Facility was amended to, among other changes, extend the revolving period end and final maturity date to June 2026 and June 2027, respectively, decrease the Class A revolving commitment from $350.0 million to $338.0 million, and increase the Class B revolving commitment from $70.0 million to $82.0 million. The total facility commitment remained the same at $420.0 million. The ODR 2022-1 Securitization Facility is non-recourse to the Company. As of December 31, 2025 and 2024, the total outstanding amount of the ODR 2022-1 Securitization Facility was $202.3 million and $188.3 million, respectively.

The ODR 2022-1 Securitization Facility is governed by a credit agreement, dated as of June 30, 2022, among the ODR 2022-1 Debtor, the administrative and collateral agent, the lenders, and the paying agent. The Class A revolving loans accrue interest at a rate per annum equal to BMO's prime rate plus 2.60% with an advance rate of 72.5%. The Class B revolving loans accrue interest at a rate per annum equal to SOFR plus 7.50% with an advance rate of 90%. Interest payments on the ODR 2022-1 Securitization Facility are made monthly.

All amounts due under the ODR 2022-1 Securitization Facility are secured by all of the ODR 2022-1 Debtor's assets, which include the eligible securitization receivables transferred to the ODR 2022-1 Debtor, related rights under the eligible securitization receivables, a bank account and certain other related collateral. The Company has issued a limited indemnity to the lenders for certain "bad acts," and the Company has agreed for the benefit of the lenders to meet certain ongoing financial performance covenants.

The ODR 2022-1 Securitization Facility documents contain customary provisions for securitizations, including representations and warranties as to the eligibility of the eligible securitization receivables and other matters; indemnification for specified losses not including losses due to the inability of customers to repay their loans or lines of credit; covenants regarding special purpose entity matters; and default and termination provisions which provide for the acceleration of the ODR 2022-1 Securitization Facility in circumstances including, but not limited to, failure to make payments when due, certain insolvency events, breaches of representations, warranties or covenants, failure to maintain the security interest in the eligible securitization receivables, and defaults under other material indebtedness of the ODR 2022-1 Debtor.

2018‑1 Securitization Facility

On July 23, 2018, the Company and several of its subsidiaries entered into a receivables funding agreement (the "2018‑1 Securitization Facility") with Pacific Western Bank, as lender (the "2018‑1 Lender"). The 2018‑1 Securitization Facility collateralized securitization receivables that had been originated or acquired under the Company's NetCredit brand by several of its subsidiaries and that met specified eligibility criteria in exchange for a revolving note. Under the 2018‑1 Securitization Facility, securitization receivables were sold to a wholly-owned subsidiary of the Company (the "2018‑1 Debtor") and serviced by another subsidiary of the Company.

The 2018‑1 Debtor issued a revolving note with an initial maximum principal balance of $150.0 million, which was required to be secured by 1.25 times the drawn amount in eligible securitization receivables. On September 15, 2021, the 2018-1 Securitization Facility was amended to increase the advance rate 90% and to reopen and extend the revolving period to September 15, 2024 and the final maturity date to September 15, 2026. The amendment also increased the eligibility criteria around acceptable collateral and increased flexibility around certain financial covenants. On March 24, 2022, the 2018-1 Securitization Facility was amended to, among other changes, increase the commitment amount of the revolving loans from $150.0 million to $200.0 million and extend the maturity date from September 15, 2026 to March 24, 2027. On May 22, 2024, the 2018-1 Securitization Facility was amended to change the maturity date from March 24, 2027 to March 24, 2026. On May 30, 2025, the remaining outstanding balance on this facility was paid in full and the facility was terminated. As of December 31, 2024, the outstanding amount of the 2018-1 Securitization Facility was $32.2 million.

The 2018‑1 Securitization Facility was governed by a loan and security agreement, dated as of July 23, 2018, and amended on September 15, 2021, March 24, 2022, July 28, 2022, December 31, 2022 and May 22, 2024, between the 2018‑1 Lender and the 2018‑1 Debtor. The 2018-1 Securitization Facility bore interest at a rate per annum equal to SOFR plus an applicable margin, which rate per annum was 4.25%. In addition, the 2018‑1 Debtor paid certain customary upfront closing fees to the 2018‑1 Lender. Interest payments on the 2018‑1 Securitization Facility were made monthly.

Corporate Debt

Revolving Credit Facility

On June 23, 2022, the Company and certain of its subsidiaries entered into an amended and restated secured revolving credit agreement with Bank of Montreal, as administrative agent and collateral agent, the lenders from time to time party thereto, and BMO Capital Markets, Axos Bank, and Synovus Bank, as the joint lead arrangers and joint lead bookrunners (as amended, the "Credit Agreement"). The Credit Agreement amended and restated the existing credit agreement, dated as of June 30, 2017, by and among the Company, certain of its subsidiaries, the lenders from time to time party thereto, and TBK Bank, SSB, as administrative agent, in its entirety. On October 19, 2023, the Company and certain of its subsidiaries entered into the First Amendment to Amended and Restated Credit Agreement (the "First Amendment"). Prior to the First Amendment, the Credit Agreement provided for a secured, asset-backed revolving credit facility in an aggregate principal amount of up to $440.0 million, with a $20.0 million letter of credit sublimit and a $10.0 million swingline loan sublimit. The First Amendment increased the total commitment amount to $515.0 million with no change to the interest rate or maturity date. On September 11, 2024, the Company and certain of its subsidiaries entered into the Second Amendment to Amended and Restated Credit Agreement (the "Second Amendment"). The Second Amendment increased the total commitment amount to $665.0 million with no change to the interest rate or maturity date. On August 28, 2025, the Company and certain of its subsidiaries entered into the Third Amendment to Amended and Restated Credit Agreement (the "Third Amendment"). The Third Amendment increased the total commitment amount to $825.0 million, extended the maturity date and reduced the interest rate. The proceeds of the loans under the Credit Agreement may be used for working capital and other general business purposes. The Company had outstanding borrowings as of December 31, 2025 and 2024 of $596.0 million and $453.0 million, respectively, under the Credit Agreement.

The loans bear interest, at the Company's option, at the base rate plus 0.50% or the SOFR rate plus 3.25%. In addition to customary fees for a credit facility of this size and type, the Credit Agreement provides for payment of a commitment fee calculated with respect to the unused portion of the commitment, and ranges from 0.15% per annum to 0.50% per annum depending on usage. The loans mature on August 28, 2029. The Company had outstanding letters of credit under the Credit Agreement of $0.4 million and $0.7 million as of December 31, 2025 and 2024, respectively.

The Credit Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries' ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, make investments, enter into certain transactions with affiliates, make restricted payments, and enter into restrictive agreements, in each case subject to customary exceptions for a credit facility of this size and type. The Credit Agreement also includes financial maintenance covenants, which require the Company to maintain compliance with a minimum fixed charge coverage ratio and a maximum consolidated leverage ratio, each determined in accordance with the terms of the Credit Agreement.

9.125% Senior Notes Due 2029

On August 12, 2024, the Company issued and sold $500.0 million in aggregate principal amount of 9.125% senior notes due 2029 (the "2029 Senior Notes"). The 2029 Senior Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. The 2029 Senior Notes bear interest at a rate of 9.125% annually on the principal amount payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2025. The 2029 Senior Notes were sold at a price of 100.000% with a maturity date of August 1, 2029. The 2029 Senior Notes are unsecured debt obligations of the Company and are unconditionally guaranteed by certain of its domestic subsidiaries.

The 2029 Senior Notes are redeemable at the Company's option, in whole or in part, (i) at any time prior to August 1, 2026 at 100% of the aggregate principal amount of 2029 Senior Notes redeemed plus the applicable "make whole" premium specified in the indenture that governs the Company's 2029 Senior Notes (the "2029 Senior Notes Indenture"), plus accrued and unpaid interest, if any, to the redemption date and (ii) at any time on or after August 1, 2026 at the premium, if any, specified in the 2029 Senior Notes Indenture that will decrease over time, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to August 1, 2026, at its option, the Company may redeem up to 40% of the aggregate principal amount of the 2029 Senior Notes at a redemption price of 109.125% of the aggregate principal amount of 2029 Senior Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date, with the proceeds of certain equity offerings as described in the 2029 Senior Notes Indenture.

The 2029 Senior Notes and the related guarantees have not been and will not be registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

The Company used the net proceeds of the 2029 Senior Notes offering to extinguish the remaining outstanding balances on the 2025 Senior Notes, to pay related expenses related to the offering and extinguishment, to repay a portion of the outstanding indebtedness under the Company's revolving credit facility, and for general corporate purposes.

As of December 31, 2025 and 2024, the carrying amount of the 2029 Senior Notes was $493.7 million, which included unamortized issuance costs of $6.3 million, and $491.9 million, which included unamortized issuance costs of $8.0 million, respectively. The issuance costs are being amortized to interest expense over a period of five years, through the maturity date of August 1, 2029.

<u>11.25% Senior Unsecured Notes Due 2028</u>

On December 6, 2023, the Company issued and sold $400.0 million in aggregate principal amount of 11.25% senior notes due 2028 (the "2028 Senior Notes"). The 2028 Senior Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. The 2028 Senior Notes bear interest at a rate of 11.25% annually on the principal amount payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2024. The 2028 Senior Notes were sold at a price of 99.058% with a maturity date of December 15, 2028. The 2028 Senior Notes are unsecured debt obligations of the Company and are unconditionally guaranteed by certain of its domestic subsidiaries.

The 2028 Senior Notes are redeemable at the Company's option, in whole or in part, (i) at any time prior to December 15, 2025 at 100% of the aggregate principal amount of 2028 Senior Notes redeemed plus the applicable "make whole" premium specified in the indenture that governs the Company's 2028 Senior Notes (the "2028 Senior Notes Indenture"), plus accrued and unpaid interest, if any, to the redemption date and (ii) at any time on or after December 15, 2025 at the premium, if any, specified in the 2028 Senior Notes Indenture that will decrease over time, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to December 15, 2025, at its option, the Company may redeem up to 40% of the aggregate principal amount of the 2028 Senior Notes at a redemption price of 111.25% of the aggregate principal amount of 2028 Senior Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date, with the proceeds of certain equity offerings as described in the 2028 Senior Notes Indenture.

The 2028 Senior Notes and the related guarantees have not been and will not be registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

The Company used a portion of the net proceeds of the 2028 Senior Notes offering to retire existing indebtedness, and to pay the related accrued interest, premiums, fees and expenses associated therewith. The remaining amount was used for general corporate purposes.

As of December 31, 2025 and 2024, the carrying amount of the 2028 Senior Notes was $393.6 million, which included an unamortized discount of $2.2 million and unamortized issuance costs of $4.2 million, and $391.4 million, which included an unamortized discount of $3.0 million and unamortized issuance costs of $5.6 million, respectively. The discount and issuance costs are being amortized to interest expense over a period of five years, through the maturity date of December 15, 2028.

As of December 31, 2025, required principal payments under the terms of the long-term debt for each of the five years after December 31, 2025 are as follows (in thousands):

Year	Amount
2026	$ —
2027	—
2028	400,000
2029	1,096,000
2030	—
Thereafter	—
Securitization[1]	3,029,392
Total	$ 4,525,392

(1) *The ODR 2022-1 Securitization Facility matures in June 2027, the HWCR 2023 Securitization Facility matures in September 2027, the RAOD Securitization Facility matures in November 2027, the 2023-A Securitization Notes mature in December 2027, the NCLOCR 2024 Securitization Facility matures in February 2028, the NCLOCR 2025 Securitization Facility matures in July 2028, the NCR 2022 Securitization Facility matures in October 2028, the ODR 2021-1 Securitization Facility matures in November 2028, the ODAS IV 2023-1 Securitization Notes mature in August 2030, the 2024-A Securitization Notes mature in October 2030, the ODAS IV 2024-1 Securitization Notes mature in June 2031, the 2025-A Securitization Notes mature in October 2031, the ODAS IV 2024-2 Securitization Notes mature in October 2031, the ODAS IV 2025-1 Securitization Notes mature in April 2032 and the ODAS IV 2025-2 Securitization Notes mature in November 2032.*

10. Income Taxes

The components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,	
	2025	2024
Deferred tax assets:		
Compensation and benefits	$ 9,649	$ 6,858
Translation adjustments	3,605	4,940
Lease liability	7,567	7,532
Foreign net operating loss carryforward	15,464	8,200
U.S. net operating loss carryforward	8,533	10,539
Capitalized intangible costs	14,860	28,938
Capital loss carryforward	4,573	5,136
Other	3,726	5,481
Total deferred tax assets	67,977	77,624
Deferred tax liabilities:		
Amortizable intangible assets	61,101	61,418
Loans and finance receivables, net	237,328	186,224
Property and equipment	30,478	26,606
Operating lease right-of-use asset	3,931	4,285
Other	3,052	2,203
Total deferred tax liabilities	335,890	280,736
Net deferred tax liabilities before valuation allowance	(267,913)	(203,112)
Valuation allowance	(27,524)	(20,478)
Net deferred tax liabilities	$ (295,437)	$ (223,590)

The components of the provision for income taxes and the income to which it relates for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Income before income taxes:						
Domestic	$	400,754	$	270,682	$	226,638
International		280		419		609
Income before income taxes	$	401,034	$	271,101	$	227,247
Current provision:						
Federal	$	25,947	$	(42,149)	$	38,260
International		(265)		98		518
State and local		(3,538)		(9,019)		4,792
Total current provision	$	22,144	$	(51,070)	$	43,570
Deferred provision:						
Federal	$	56,871	$	96,736	$	7,483
State and local		13,630		15,987		1,073
Total deferred provision	$	70,501	$	112,723	$	8,556
Total provision for income taxes	$	92,645	$	61,653	$	52,126

Included within both the current and deferred federal provision components for the year ended December 31, 2024 was a decrease in the unrecognized tax benefits reserve, which results in a current federal and state income tax benefit with an equal and offsetting deferred federal and state income tax expense, due to the temporary nature of the unrecognized tax benefits.

The effective tax rate on income differed from the federal statutory rate of 21% for the years ended December 31, 2025, 2024 and 2023, for the following reasons (dollars in thousands):

	Year Ended December 31,								
	2025			2024			2023		
Tax provision computed at the federal statutory income tax rate	$	84,217	21.0%	$	56,931	21.0%	$	47,722	21.0%
State and local income taxes, net of federal tax benefits[1]		7,192	1.8%		7,249	2.7%		3,815	1.7%
Nontaxable or nondeductible items:									
Nondeductible regulatory settlement		—	0.0%		—	0.0%		3,150	1.4%
Other		(512)	-0.1%		1,021	0.4%		69	0.0%
Tax credits:									
Research and development credit		(1,317)	-0.3%		(1,896)	-0.7%		(2,655)	-1.2%
Changes in valuation allowance		(516)	-0.1%		841	0.3%		—	0.0%
Changes in unrecognized tax benefits		3,905	1.0%		(2,523)	-0.9%		(130)	-0.1%
Effect of changes in tax laws or rates enacted in current period		—	0.0%		—	0.0%		—	0.0%
Foreign tax effects		(324)	-0.1%		30	0.0%		155	0.1%
Total provision	$	92,645	23.1%	$	61,653	22.7%	$	52,126	22.9%

(1) *The states that contributed to the majority (greater than 50%) of the tax effect in this category include California, New Jersey, New York, Tennessee, and Wisconsin.*

The Company had gross federal net operating loss carryforwards of $11.2 million as of December 31, 2025, mainly attributable to the Company's 2020 acquisitions. The Company has recorded a valuation allowance related to the federal net operating loss carryforwards as they are not more likely than not to be utilized as the losses will be limited to the Section 382 ownership changes. The Company had a tax-effected valuation allowance of $0.7 million as of December 31, 2025 established against the net operating losses that will expire prior to their utilization.

The Company had gross state net operating loss carryforwards of $293.4 million, $277.4 million and $178.6 million as of December 31, 2025, 2024 and 2023, respectively, that, if unused, will expire between calendar years 2026 and 2046. The 2025 gross state net operating loss carryforwards include losses incurred in states that quantify net operating losses before the application of apportionment factors, and their inclusion inflates the total amount of state net operating loss carryforwards when compared to a population of states that quantify net operating losses after the application of apportionment factors. The Company had recorded a tax-effected valuation allowance of $9.9 million as of December 31, 2025, primarily related to Louisiana state net operating loss carryforward deferred tax assets as they are not more likely than not to be utilized based on the calculation of income tax in the state of Louisiana. The state excludes interest income from its tax base and the Company does not anticipate generating a sufficient amount of non-interest income to enable the utilization of net operating losses.

The Company had gross foreign net operating loss carryforwards from Brazilian operations of $73.6 million, $39.0 million and $29.5 million as of December 31, 2025, 2024 and 2023, respectively. These net operating loss carryforwards are subject to annual limitations and have an unlimited carryforward period. The Company has recorded a full valuation allowance related to the Brazilian net operating loss carryforwards, as they are not more likely than not to be utilized. We currently have insignificant accumulated earnings in foreign jurisdictions. We intend to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet future U.S. cash needs.

The Company had gross federal capital loss carryforwards of $19.0 million as of December 31, 2025, mainly attributable to the Company's write-down of its investment in Linear in 2024. Capital losses can be carried back three years and carried forward five years. The Company has recorded a valuation allowance related to the capital loss that will not be utilized against capital gains within the three-year carryback window. The Company continued to maintain a tax-effected valuation allowance of $1.3 million as of December 31, 2025 against the capital loss carryforwards that are not more likely than not to be utilized prior to their expiration as the Company cannot project future capital gains.

The following table summarizes the valuation allowance activity for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Balance at beginning of period	$ 20,478	$ 16,035	$ 11,088
Additions	7,046	4,443	4,963
Deductions	—	—	(16)
Balance at end of period	$ 27,524	$ 20,478	$ 16,035

A reconciliation of the activity related to unrecognized tax benefits follows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Balance at beginning of period	$ 99,277	$ 173,707	$ 83,833
Additions based on tax positions related to the current year	115,930	97,348	169,811
Additions for tax positions of prior years	—	59	244
Reductions for tax positions of prior years	(96,885)	(169,345)	(76,100)
Reductions due to lapsed statute of limitations	(282)	(2,367)	(4,081)
Reductions due to settlement with taxing authorities	(81)	(125)	—
Balance at end of period	$ 117,959	$ 99,277	$ 173,707

Included in the balances of unrecognized tax benefits at December 31, 2025, 2024 and 2023 were potential benefits of $11.4 million, $7.2 million and $9.9 million, respectively, that, if recognized, would favorably affect the effective tax rate in the period of recognition. The balance of unrecognized tax benefits for temporary items as of December 31, 2025, 2024 and 2023 was $91.8 million, $75.6 million and $125.9 million, respectively. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits as of December 31, 2025 and 2024 included $8.5 million and $4.9 million, respectively, for accrued interest and penalties related to unrecognized tax benefits. Within the tabular rollforward, the additions and reductions based on tax positions related to the current year, primarily relate to a temporary uncertainty that is expected to reverse in the immediately following tax period. The table includes the net increase or decrease associated with this position. The balance of unrecognized tax benefits includes amounts classified as an increase in income taxes payable or the reduction of a deferred tax asset. In 2024, the Company decreased the balance of the unrecognized tax benefits reserve due to management's evaluation and remeasurement of its settlement position related to the timing of recognition of income and losses related to the Company's loan and finance receivable portfolio.

The Company believes it is reasonably possible that, within the next twelve months, unrecognized domestic tax benefits will change by a significant amount up to and including the full amount of the reserve. The Company's principal uncertainties are related to the timing of recognition of income and losses related to its loan and finance receivable portfolio. Depending upon the outcome of any future agreements or settlements with relevant taxing authorities, the amount of the uncertainty, including amounts that would be recognized as a component of the effective tax rate, could change significantly. While the total amount of uncertainty to be resolved is not clear, it is reasonably possible that the uncertainties pertaining to the tax positions will be resolved in the next twelve months.

The Company's U.S. tax returns are subject to examination by federal and state taxing authorities. The statute of limitations related to the Company's consolidated Federal income tax returns is closed for all tax years up to and including 2021. The years open to examination by state, local and foreign government authorities vary by jurisdiction, but the statute of limitation is generally three years from the date the tax return is filed. For jurisdictions that have generated net operating losses, carryovers may be subject to the statute of limitations applicable for the year those carryovers are utilized. In these cases, the period for which the losses may be adjusted will extend to conform with the statute of limitations for the year in which the losses are utilized. In most circumstances, this is expected to increase the length of time that the applicable taxing authority may examine the carryovers by one year or longer, in limited cases.

11. Commitments and Contingencies

Guarantees of Consumer Loans

In connection with its CSO program, the Company guarantees consumer loan payment obligations to unrelated third-party lenders for consumer loans and is required to purchase any defaulted loans it has guaranteed. As of December 31, 2025 and 2024, the amount of consumer loans guaranteed by the Company had an estimated fair value of $26.1 million and $28.4 million, respectively, and an outstanding principal balance of $18.7 million and $19.9 million, respectively. As of December 31, 2025 and 2024, the amount of consumer loans, including principal, fees and interest, guaranteed by the Company were $22.3 million and $23.8 million, respectively. These loans are not included in the consolidated balance sheets as the Company does not own the loans prior to default.

Consumer Financial Protection Bureau

On November 15, 2023, the Company consented to the issuance of a Consent Order by the CFPB pursuant to which the Company agreed, without admitting or denying any of the facts or conclusions, to pay a civil money penalty of $15.0 million. The civil money penalty is included in "General and Administrative" expenses in the Consolidated Statements of Income. The Consent Order related to issues, the majority of which were self-disclosed, including payment processing and debiting errors. Effective August 29, 2025, the CFPB terminated the Consent Order in full and waived any alleged non-compliance therewith.

Litigation

On April 23, 2018, the Commonwealth of Virginia, through Attorney General Mark R. Herring, filed a lawsuit in the Circuit Court for the County of Fairfax, Virginia against NC Financial Solutions of Utah, LLC ("NC Utah"), a subsidiary of the Company. The lawsuit alleged violations of the Virginia Consumer Protection Act relating to NC Utah's communications with customers, collections of certain payments, its loan agreements, and the rates it charged to Virginia borrowers. The plaintiff sought to enjoin NC Utah from continuing its lending practices in Virginia, restitution, civil penalties, and costs and expenses in connection with the same. In January 2026, the parties entered into a Consent Decree to resolve the matter. Under the Consent Decree, NC Utah denied the allegations contained in the complaint and agreed to a payment of $3.4 million, comprised of $3.1 million in customer restitution, $0.2 million in fees and costs, and $0.1 million in administration expenses. Additionally, NC Utah agreed to modify certain outstanding loans at reduced interest rates and forgive approximately $87.0 million of previously charged-off receivables. As the payment of $3.4 million had been accrued in prior years and the forgiven loans charged off in prior years, there was no material impact to the Company's consolidated income statements for the years ended December 31, 2025 and 2024.

The Company is also involved in certain routine legal proceedings, claims and litigation matters encountered in the ordinary course of its business. Certain of these matters may be covered to an extent by insurance or by indemnification agreements with third parties. The Company has recorded accruals in its consolidated financial statements for those matters in which it is probable that it has incurred a loss and the amount of the loss, or range of loss, can be reasonably estimated. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

12. Employee Benefit Plans

The Company sponsors the Enova International, Inc. 401(k) Savings Plan (the "Enova 401(k) Plan"), which is open to all U.S. employees of the Company and its subsidiaries. The Company also offers the Enova International, Inc. Nonqualified Savings Plan (the "NQSP") for certain members of Company management. For the Enova 401(k) Plan, new employees are automatically enrolled in this plan unless they elect not to participate. The Company makes matching contributions of 100% of the first 1% of pay and 50% of the next 5% of pay that each employee contributes to the Enova 401(k) Plan. The Company's matching contributions fully vest after a participant's second year of service with the Company. The Company recorded compensation expense for combined contributions to these plans of $5.3 million, $4.6 million and $4.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company also sponsors the Enova International, Inc. Supplemental Executive Retirement Plan ("SERP") in which certain officers and certain other employees of the Company participate. Under this defined contribution plan, the Company makes an annual supplemental cash contribution to the SERP based on the terms of the plan as approved by the Company's Management Development and Compensation Committee of the Board of Directors. The Company recorded compensation expense of $1.0 million, $0.9 million and $0.5 million for SERP contributions for the years ended December 31, 2025, 2024 and 2023, respectively.

The NQSP and the SERP are non-qualified deferred compensation plans for which the Company holds securities in rabbi trusts to pay benefits. These securities are classified as trading securities, and the unrealized gains and losses on these securities are netted with the costs of the plans in "General and administrative expenses" in the consolidated statements of income.

Amounts included in the consolidated balance sheets relating to the NQSP and the SERP were as follows (in thousands):

| | As of December 31, | |
	2025	2024
Other receivables and prepaid expenses	$ 14,486	$ 10,712
Accounts payable and accrued expenses	$ 15,123	$ 11,251

13. Stock-Based Compensation

Under the Enova International, Inc. 2014 Fourth Amended and Restated Long-Term Incentive Plan (the "Enova LTIP"), the Company is authorized to issue 16,500,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended), nonqualified stock options, restricted stock units ("RSUs"), restricted stock, performance shares, stock appreciation rights or other stock-based awards. Since 2014, nonqualified stock options and RSU awards have been the only stock-based awards granted under the Enova LTIP. As of December 31, 2025, there were 2,760,776 shares available for future grants under the Enova LTIP.

During the year ended December 31, 2025, the Company received 204,626 shares of its common stock valued at approximately $23.4 million as partial payment of taxes required to be withheld upon issuance of shares under RSUs.

Restricted Stock Units

The Company grants RSUs to Company officers, certain employees and to the non-management members of the Board of Directors under the Enova LTIP. Each vested RSU entitles the holder to receive a share of the common stock of the Company. For Company officers and certain employees, the shares are to be issued upon vesting of the RSUs generally on an annual basis over a period of four years. Shares for RSU awards granted to members of the Board of Directors vest and are issued twelve months after the grant date.

In accordance with ASC 718, the grant date fair value of RSUs is based on the Company's closing stock price on the day before the grant date and is amortized to expense over the vesting periods. The agreements relating to awards provide that the vesting and payment of awards would be accelerated if there is a change in control of the Company.

The following table summarizes the Company's RSU activity during 2025, 2024 and 2023:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant
Outstanding at beginning of year	1,251,810	$ 48.34	1,489,809	$ 41.40	1,540,579	$ 32.06
Units granted	283,581	112.08	478,537	54.79	638,419	51.94
Shares issued	(557,114)	44.05	(617,291)	36.36	(624,264)	29.10
Units forfeited...............................	(44,121)	66.52	(99,245)	49.75	(64,925)	41.71
Outstanding at end of year..............	934,156	$ 69.39	1,251,810	$ 48.34	1,489,809	$ 41.40

Compensation expense related to these RSUs totaling $25.0 million ($19.2 million net of related taxes), $25.0 million ($18.8 million net of related taxes) and $22.2 million ($16.6 million net of related taxes) was recognized for the years ended December 31, 2025, 2024 and 2023, respectively. Total unrecognized compensation cost related to these RSUs at December 31, 2025 was $42.5 million, which will be recognized over a weighted average period of approximately 2.4 years. The outstanding RSUs had an aggregate intrinsic value of $146.8 million at December 31, 2025.

Stock Options

The Company grants stock options to purchase Enova stock to Company officers and certain employees under the Enova LTIP. Stock options would allow the holder to purchase shares of the Company's common stock at a price not less than the fair market value of the shares as of the grant date, or the exercise price. Stock options granted under the Enova LTIP generally become exercisable in equal increments on the first, second and third anniversaries of their date of grant, and expire on the seventh anniversary of their date of grant. Exercise prices of these stock options are equal to the closing stock price on the day before the grant date.

In accordance with ASC 718, compensation expense on stock options is based on the grant date fair value of the stock options and is amortized to expense over the vesting periods. For the year ended December 31, 2025, the Company estimated the fair value of the stock option grants using the Black-Scholes option-pricing model based on the following weighted average assumptions: risk-free interest rate of 4.0%, expected term (life) of options of 4.5 years, expected volatility of 41.5% and no expected dividends. Determining the fair value of options awards at their respective grant dates requires considerable judgment, including estimating expected volatility and expected term (life). The Company based its expected volatility on a weighted average of the historical volatility of the Company. The Company calculated its expected term based on the simplified method, which is the mid-point between the weighted-average graded-vesting term and the contractual term. The simplified method was chosen as a means to determine expected term as the Company has limited historical option exercise experience as a public company. The Company derived the risk-free rate from a weighted-average yield for the three-and five-year zero-coupon U.S. Treasury Strips. The Company estimates forfeitures at the grant date based on its historical forfeiture rate and revises the estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes the Company's stock option activity during 2025, 2024 and 2023:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
Outstanding at beginning of year	1,793,587	$ 36.58	2,120,241	$ 28.98	2,202,687	$ 23.80
Options granted.............................	206,906	110.40	237,157	68.97	306,105	47.89
Options exercised..........................	(363,198)	23.99	(563,811)	21.63	(388,551)	14.52
Outstanding at end of year..............	1,637,295	$ 48.70	1,793,587	$ 36.58	2,120,241	$ 28.98
Exercisable options at end of year...	1,170,280	35.12	1,170,738	28.14	1,450,841	23.24

The weighted average fair value of options granted in 2025 was $44.12. Compensation expense related to stock options totaling $8.1 million ($6.2 million net of related taxes), $6.8 million ($5.1 million net of related taxes) and $4.6 million ($3.4 million net of related taxes) was recognized for the years ended December 31, 2025, 2024 and 2023, respectively. Total unrecognized compensation cost related to stock options at December 31, 2025 was $12.6 million, which will be recognized over a period of approximately 2.0 years. At December 31, 2025, the intrinsic value of stock options outstanding was $177.7 million, and the intrinsic value of stock options exercisable was $142.9 million, respectively.

14. Related Party Transactions

As discussed in Note 1 in the Notes to Consolidated Financial Statements, in December 2021, the Company divested a portion of its interest in OnDeck Australia and began recording its remaining interest utilizing the equity method of accounting. As of December 31, 2025 and 2024, there was no balance due from affiliate outstanding between the Company and OnDeck Australia.

The Company believes that the transactions described above have been provided on terms no less favorable to the Company than could have been negotiated with non-affiliated third parties.

15. Variable Interest Entities

As part of the Company's overall funding strategy and as part of its efforts to support its liquidity from sources other than its traditional capital market sources, the Company has established a securitization program through its various securitization facilities. The Company transfers certain loan receivables to wholly owned, bankruptcy-remote special purpose subsidiaries ("VIEs"), which issue notes backed by the underlying loan receivables and are serviced by other wholly-owned subsidiaries of the Company. The cash flows from the loans held by the VIEs are used to repay obligations under the notes.

The Company is required to evaluate the VIEs for consolidation. The Company has the ability to direct the activities of the VIEs that most significantly impact the economic performance of the entities as the servicer of the securitized loan receivables. Additionally, the Company has the right to returns related to servicing fee revenue from the VIEs and to receive residual payments, which expose it to potentially significant losses and returns. Accordingly, the Company determined it is the primary beneficiary of the VIEs and is required to consolidate them. The assets and liabilities related to the VIEs are included in the Company's consolidated financial statements and are accounted for as secured borrowings.

16. Supplemental Disclosures of Cash Flow Information

The following table sets forth certain cash and non-cash activities for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Cash paid during the year for:			
Interest	$ 321,080	$ 274,117	$ 182,407
Income taxes paid (recovered)[1]	1,439	(1,517)	(3,105)
Non-cash investing and financing activities:			
Loans and finance receivables renewed	$ 519,299	$ 414,138	$ 491,291

(1) *Total income taxes paid (recovered) by jurisdiction were as follows (in thousands):*

	Year Ended December 31,		
	2025	2024	2023
Income taxes paid, net of refunds received			
Federal	$ —	$ —	$ (2,061)
State and Local			
Alabama	79	—	—
California	—	—	(316)
Florida	191	(396)	80
Georgia	(37)	(320)	(14)
Louisiana	—	(10)	(260)
Maryland	84	—	70
North Carolina	85	—	(6)
New Jersey	87	—	—
Oregon	112	—	—
Pennsylvania	107	—	(55)
South Carolina	140	434	(814)
Texas	258	(349)	545
Virginia	3	(987)	(83)
West Virginia	—	—	(369)
Other States	248	111	178
Foreign	82	—	—
Total income taxes paid (recovered)	$ 1,439	$ (1,517)	$ (3,105)

17. Operating Segment Information

During the three years ended December 31, 2025, the Company primarily provided online financial services to non-prime credit consumers and small businesses in the United States and Brazil. The Company has one reportable segment, which is composed of the Company's domestic and international operations and corporate services. The Company has aggregated all components of its business into a single operating segment based on the similarities of the economic characteristics, the nature of the products and services, the nature of the production and distribution methods, the shared technology platforms, the type of customer and the nature of the regulatory environment. The Company's Chief Operating Decision Maker, its Chief Executive Officer, is regularly provided with significant segment expenses at a similar level and category as is disclosed in the Consolidated Statements of Income; as such, separate presentation is not provided in this Note.

The following table presents the Company's revenue by geographic region for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revenue			
United States	$ 3,072,575	$ 2,604,460	$ 2,087,519
Other international countries	79,078	53,340	30,120
Total revenue	$ 3,151,653	$ 2,657,800	$ 2,117,639

The Company's long-lived assets, which consist of the Company's property and equipment, were $132.6 million and $120.0 million at December 31, 2025 and 2024, respectively. The operations for the Company's domestic and international businesses are primarily located within the United States, and the value of any long-lived assets located outside of the United States is immaterial.

18. Fair Value Measurements

Recurring Fair Value Measurements

The Company uses a hierarchical framework that prioritizes and ranks the market observability of inputs used in its fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The Company classifies the inputs used to measure fair value into one of three levels as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable.

- Level 3: Unobservable inputs for the asset or liability measured.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment.

During the years ended December 31, 2025 and 2024, there were no transfers of assets or liabilities between Level 1, 2 or 3. It is the Company's policy to value any transfers between levels of the fair value hierarchy based on end of period values.

The Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 are as follows (in thousands):

	December 31, 2025	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Financial assets				
Consumer loans and finance receivables[1]	$ 1,764,469	$ —	$ —	$ 1,764,469
Small business loans and finance receivables[1]	3,707,075	—	—	3,707,075
Non-qualified savings plan assets[2]	14,486	14,486	—	—
Investment in trading security[3]	13,722	13,722	—	—
Total	$ 5,499,752	$ 28,208	$ —	$ 5,471,544

	December 31, 2024	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Financial assets				
Consumer loans and finance receivables[1]	$ 1,639,307	$ —	$ —	$ 1,639,307
Small business loans and finance receivables[1]	2,747,137	—	—	2,747,137
Non-qualified savings plan assets[2]	10,712	10,712	—	—
Investment in trading security[3]	3,636	3,636	—	—
Total	$ 4,400,792	$ 14,348	$ —	$ 4,386,444

(1) *Consumer loans and finance receivables and small business loans and finance receivables are included in "Loans and finance receivable at fair value" in the Company's consolidated balance sheets.*
(2) *The non-qualified savings plan assets are included in "Other receivables and prepaid expenses" in the Company's consolidated balance sheets and have an offsetting liability, which is included in "Accounts payable and accrued expenses" in the Company's consolidated balance sheets.*
(3) *Investment in trading security is included in "Other assets" in the Company's consolidated balance sheets.*

The Company primarily estimates the fair value of its loan and finance receivables portfolio using discounted cash flow models that have been internally developed. The models use inputs, such as estimated losses, prepayments, servicing costs and discount rates, that are unobservable but reflect the Company's best estimates of the assumptions a market participant would use to calculate fair value. Certain unobservable inputs may, in isolation, have either a directionally consistent or opposite impact on the fair value of the financial instrument for a given change in that input. An increase to the net loss rate, prepayment rate, servicing cost, or discount rate would decrease the fair value of the Company's loans and finance receivables. When multiple inputs are used within the valuation techniques for loans, a change in one input in a certain direction may be offset by an opposite change from another input.

The fair value of the nonqualified savings plan assets was deemed Level 1 as they are publicly traded equity securities for which market prices of identical assets are readily observable.

The fair value of the investment in trading security was deemed Level 1 as it is a publicly traded fund with active market pricing that is readily available.

The Company had no liabilities measured at fair value on a recurring basis as of December 31, 2025 or 2024.

Fair Value Measurements on a Non-Recurring Basis

The Company measures non-financial assets and liabilities such as property and equipment and intangible assets at fair value on a nonrecurring basis or when events or circumstances indicate that the carrying amount of the assets may be impaired. At December 31, 2025 and 2024, there were no assets or liabilities recorded at fair value on a nonrecurring basis.

Financial Assets and Liabilities Not Measured at Fair Value

The Company's financial assets and liabilities as of December 31, 2025 and 2024 that are not measured at fair value in the consolidated balance sheets are as follows (in thousands):

	December 31, 2025	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$ 71,709	$ 71,709	$ —	$ —
Restricted cash[1]	336,154	336,154	—	—
Investment in unconsolidated investee[2]	6,918	—	—	6,918
Total	$ 414,781	$ 407,863	$ —	$ 6,918
Financial liabilities:				
Revolving line of credit	$ 596,000	$ —	$ —	$ 596,000
Securitization facilities	3,029,180	—	3,037,390	—
11.25% senior notes due 2028	397,783	—	422,924	—
9.125% senior notes due 2029	500,000	—	530,620	—
Total	$ 4,522,963	$ —	$ 3,990,934	$ 596,000

	December 31, 2024	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$ 73,910	$ 73,910	$ —	$ —
Restricted cash[1]	248,758	248,758	—	—
Investment in unconsolidated investee[2]	6,918	—	—	6,918
Total	$ 329,586	$ 322,668	$ —	$ 6,918
Financial liabilities:				
Revolving line of credit	$ 453,000	$ —	$ —	$ 453,000
Securitization facilities	2,238,279	—	2,246,406	—
11.25% senior notes due 2028	397,033	—	433,112	—
9.125% senior notes due 2029	500,000	—	519,360	—
Total	$ 3,588,312	$ —	$ 3,198,878	$ 453,000

(1) *Restricted cash includes $292.8 million and $217.3 million in assets of consolidated VIEs as of December 31, 2025 and 2024, respectively.*
(2) *Investment in unconsolidated investee is included in "Other assets" in the consolidated balance sheets.*

Cash and cash equivalents and restricted cash bear interest at market rates and have maturities of less than 90 days. The carrying amount of restricted cash and cash equivalents approximates fair value.

The Company measures the fair value of its investment in unconsolidated investee using Level 3 inputs. Because the unconsolidated investee is a private company and financial information is limited, the Company estimates the fair value based on the best available information at the measurement date.

The Company measures the fair value of its revolving line of credit using Level 3 inputs. The Company considered the fair value of its other long-term debt and the timing of expected payment(s).

The fair values of the Company's securitization facilities and senior notes are estimated based on quoted prices in markets that are not active, which are deemed Level 2 inputs.

19. Subsequent Events

Subsequent events have been reviewed through the date these financial statements were issued.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2025 (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective and provide reasonable assurance (i) that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms; and (ii) that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all possible misstatements due to error and fraud. Our disclosure controls and procedures and internal control over financial reporting are, however, designed to provide reasonable assurance of achieving their objectives.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control — Integrated Framework" (2013), management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Adoption or Termination of Trading Arrangements

During the quarter ended December 31, 2025, none of our directors or Section 16 officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company plans to file with the SEC a definitive proxy statement, pursuant to SEC Regulation 14A in connection with its 2026 Annual Meeting of Stockholders, or the Proxy Statement, within 120 days after December 31, 2025. Information required by this Item 10 relating to our directors and nominees included under the captions "Proposal 1: Election of Directors—Directors to be Elected by our Stockholders" and "Stockholder Proposals and Communications with our Board—Director Nominations" of our Proxy Statement is incorporated herein by reference.

The information required by this Item 10 regarding our Audit Committee under the caption "Structure and Functioning of the Board—Board Committees—Audit Committee" is incorporated herein by reference.

Information concerning executive officers is contained in this report under "Item 1. Business—Operations—Management and Personnel—Executive Officers."

Any information required by this Item 10 regarding compliance with Section 16(a) of the Exchange Act of 1934 included under the caption "Delinquent Section 16(a) Reports" in our Proxy Statement is incorporated herein by reference.

All other information required by this Item 10 contained in the Proxy Statement is incorporated herein by reference.

The Company has an insider trading policy governing purchases, sales and other transactions in its securities that applies to its directors, officers, employees and certain other covered persons. It is also the Company's policy to comply with applicable insider trading laws, rules and regulations, as well as any applicable stock exchange listing standards, when the Company engages in transactions in the Company's securities. The Company believes that its insider trading policy and other procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this report.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers (including all of its executive officers) and employees. This Code of Business Conduct and Ethics is publicly available on the Company's website at www.enova.com in the Investor Relations section under "Corporate Governance—Code of Conduct." Amendments to the Code of Business Conduct and Ethics and any grant of a waiver from a provision of the Code of Business Conduct and Ethics requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

Information contained under the captions "Executive Compensation", "Director Compensation", "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation—Management Development and Compensation Committee Report" in the Proxy Statement is incorporated into this report by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated into this report by reference in response to this Item 12.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth information, as of December 31, 2025, with respect to shares of common stock of the Company that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders....	2,571,451	$ 31.01	2,760,776
Equity compensation plans not approved by security holders....	—	—	—
Total..	2,571,451	$ 31.01	2,760,776

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information contained under the captions "Certain Relationships and Related Transactions", "Structure and Functioning of the Board—Board Committees" and "Structure and Functioning of the Board—Director Independence" in the Proxy Statement is incorporated into this report by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information contained under the caption "Audit and Non-Audit Fees" in the Proxy Statement is incorporated into this report by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements are filed in Item 8 of Part II of this report:

Financial Statements:

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Separation and Distribution Agreement between Cash America International, Inc. and Enova International, Inc.	8-K	001-35503	2.1	11/19/2014	
2.2	Agreement and Plan of Merger dated as of July 28, 2020, among Enova International, Inc., Energy Merger Sub, Inc. and On Deck Capital, Inc.	8-K	001-35503	2.1	12/28/2020	
2.3	Agreement and Plan of Merger, by and between Enova International, Inc. and Grasshopper Bancorp, Inc., dated December 10, 2025	8-K	001-35503	2.1	12/11/2025	
3.1	Enova International, Inc. Restated Certificate of Incorporation	10-Q	001-35503	3.1	7/28/2023	
3.2	Enova International, Inc. Amended and Restated Bylaws	8-K	001-35503	3.1	11/17/2017	
4.1	Specimen common stock certificate	10-12B	001-35503	4.1	10/2/2014	
4.2	Description of the Registrant's Securities	10-K	001-35503	4.2	2/27/2020	
4.3	Indenture, dated as of December 6, 2023, by and among Enova International, Inc., each of the guarantors party thereto and Computershare Trust Company, N.A., as trustee and the Form of 11.25% Senior Note due 2028 (included as Exhibit A).	8-K	001-35503	4.1	12/11/2023	
4.4	Indenture, dated as of August 12, 2024, by and among Enova International, Inc., each of the guarantors party thereto and Computershare Trust Company, N.A., as trustee, and the Form of 9.125% Senior Note due 2029 (included as Exhibit A) (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on August 12, 2024)	10-Q	001-35503	4.1	7/23/2024	
4.5	Base Indenture, dated as of July 27, 2023, by and between OnDeck Asset Securitization IV,	10-Q	001-35503	4.1	10/25/2023	

	LLC, as Issuer and Deutsche Bank Trust Company Americas, as Indenture Trustee of Asset Backed Notes (Issuable in Series of Notes)				
4.6	Series 2023-1 Indenture Supplement dated as of July 27, 2023 to Base Indenture dated as of July 27, 2023, by and between OnDeck Asset Securitization IV, LLC, as Issuer and Deutsche Bank Trust Company Americas, as Indenture Trustee of up to $378,417,000 of Asset Backed Notes	10-Q	001-35503	4.2	10/25/2023
4.7	Series 2024-1 Indenture Supplement, dated as of May 17, 2024, to Base Indenture dated as of July 27, 2023, by and between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee, of up to $500,149,970 of Asset Backed Notes	10-Q	001-35503	4.2	7/24/2024
4.8	Indenture, dated as of March 3, 2023, by and among NetCredit Combined Receivables 2023, LLC, as Issuer, and Citibank, N.A., as Indenture Trustee, Paying Agent, Note Registrar and Securities Intermediary	10-Q	001-35503	4.3	7/24/2024
4.9	Indenture, dated as of May 31, 2024, by and among NetCredit Combined Receivables 2024, LLC, as Issuer, and Citibank, N.A., as Indenture Trustee, Paying Agent, Note Registrar and Securities Intermediary	10-Q	001-35503	4.1	7/24/2024
4.10	Series 2024-2 Indenture Supplement, dated as of October 2, 2024, to Base Indenture dated as of July 27, 2023, by and between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee, of up to $261,353,000 of Asset Backed Notes	10-K	001-35503	4.10	2/18/2025
4.11	First Amendment to Indenture, dated as of July 31, 2024, by and between NetCredit Combined Receivables 2024, LLC and Citibank, N.A., as Indenture Trustee, Securities Intermediary, Note Registrar and Paying Agent	10-K	001-35503	4.11	2/18/2025
4.12	First Amendment to Indenture, dated as of August 9, 2024, by and between NetCredit Combined Receivables 2023, LLC and Citibank, N.A., as Indenture Trustee, Securities Intermediary, Note Registrar and Paying Agent	10-K	001-35503	4.12	2/18/2025
4.13	Series 2025-1 Indenture Supplement, dated as of March 20, 2025, to Base Indenture dated as of July 27, 2023 and amended as of March 20, 2025, by and between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee, of up to $261,392,000 of Asset Backed Notes	10-Q	001-35503	4.1	4/29/2025

4.14	First Supplement to the Base Indenture, dated as of March 20, 2025, between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee	10-Q	001-35503	4.2	4/29/2025	
4.15	Indenture, dated as of May 30, 2025, by and among NetCredit Combined Receivables A, LLC, as Issuer, and Citibank, N.A., as Indenture Trustee, Paying Agent, Note Registrar and Securities Intermediary	10-Q	001-35503	4.1	7/25/2025	
4.16	Series 2025-2 Indenture Supplement, dated as of November 13, 2025, to Base Indenture dated as of July 27, 2023 and amended as of March 20, 2025 and further amended as of November 13, 2025, by and between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee, of up to $261,434,000 of Asset Backed Notes					X
4.17	Second Supplement to the Base Indenture, dated as of November 13, 2025, between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee					X
4.18	Omnibus First Supplement to Series 2023-1 Indenture Supplement, Series 2024-1 Indenture Supplement, Series 2024-2 Indenture Supplement and Series 2025-1 Indenture Supplement, dated as of November 13, 2025, between OnDeck Asset Securitization IV, LLC, as Issuer, and Deutsche Bank Trust Company Americas, as Indenture Trustee					X
10.1	Enova International, Inc. 2014 Long-Term Incentive Plan*	10-Q	001-35503	10.1	11/14/2014	
10.2	Enova International, Inc. Fourth Amended and Restated 2014 Long-Term Incentive Plan*	DEF 14A	001-35503	Appendix A	3/28/2024	
10.3	Enova International, Inc. Senior Executive Bonus Plan*	DEF 14A	001-35503	Appendix B	4/7/2016	
10.4	Enova International, Inc. Amended and Restated Senior Executive Bonus Plan*	10-Q	001-35503	10.1	7/31/2019	
10.5	Enova International, Inc. Supplemental Executive Retirement Plan, as amended and restated effective September 13, 2017*	10-Q	001-35503	10.1	11/1/2017	
10.6	Amended and Restated Enova International, Inc. Nonqualified Savings Plan*	8-K	001-35503	10.1	5/16/2023	
10.7	Form of Enova International, Inc. Severance Pay Plan for Executives*	10-12B	001-35503	10.12	10/2/2014	
10.8	Form of Enova International, Inc. Senior Executive Bonus Plan*	10-12B	001-35503	10.13	10/2/2014	

10.9	Summary of 2014 Terms and Conditions of the Enova International, Inc. Short-Term Incentive Plan*	10-12B	001-35503	10.14	10/2/2014
10.10	Enova International, Inc. Amended and Restated Annual Short Term Incentive Plan*	10-Q	001-35503	10.2	7/31/2019
10.11	Form of Executive Change-in-Control Severance and Restrictive Covenant Agreement (Chief Executive Officer)*	10-K	001-35503	10.12	2/28/2022
10.12	Form of Executive Change-in-Control Severance and Restrictive Covenant Agreement (Executive Officers other than the CEO)*	10-K	001-35503	10.13	2/28/2022
10.13	Form of Enova International, Inc. Third Amended and Restated 2014 Long-Term Incentive Plan Award Agreement for Grant of Restricted Stock Units*	10-K	001-35503	10.14	2/23/2024
10.14	Form of Enova International, Inc. Fourth Amended and Restated 2014 Long-Term Incentive Plan Award Agreement for Grant of Restricted Stock Units*	10-K	001-35503	10.14	2/18/2025
10.15	Form of Enova International, Inc. Third Amended and Restated 2014 Long-Term Incentive Plan Award Agreement for Special Grant of Nonqualified Stock Option with a Limited Stock Appreciation Right*	10-K	001-35503	10.15	2/23/2024
10.16	Form of Enova International, Inc. Fourth Amended and Restated 2014 Long-Term Incentive Plan Award Agreement for Special Grant of Nonqualified Stock Option with a Limited Stock Appreciation Right*	10-K	001-35503	10.16	2/18/2025
10.17	Form of Enova International, Inc. Fourth Amended and Restated 2014 Long-Term Incentive Plan Award Agreement for Special Grant of Nonqualified Stock Option with a Limited Stock Appreciation Right	10-Q	001-35503	10.1	10/24/2025
10.18	Lease Agreement, dated July 25, 2014, between 175 Jackson L.L.C. and Enova International, Inc.	10-12B	001-35503	10.11	10/22/2014
10.19	Second Amendment to Lease Agreement, dated September 13, 2017, between 175 Jackson L.L.C. and Enova International, Inc.	10-Q	001-35503	10.2	11/1/2017
10.20	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of December 24, 2020, among Receivable Assets of OnDeck, LLC, as Borrower, the Lenders party thereto and Truist Bank, as Administrative Agent (Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.)	10-K	001-35503	10.36	2/26/2021
10.21	Amendment No. 6 to Fourth Amended and Restated Credit Agreement, dated as of July 16, 2021, among Receivable Assets of OnDeck,	10-Q	001-35503	10.1	10/29/2021

	LLC, as Borrower, the Lenders party thereto and Truist Bank, as Administrative Agent				
10.22	Credit Agreement dated as of November 17, 2021 among OnDeck Receivables 2021, LLC, various lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Deutsche Bank Trust Company Americas, as Paying Agent	10-K	001-35503	10.39	2/28/2022
10.23	Amendment No. 7 to Fourth Amended and Restated Credit Agreement, dated as of March 18, 2022, among Receivable Assets of OnDeck, LLC, as Borrower, the Lenders party thereto and Truist Bank, as Administrative Agent	10-Q	001-35503	10.2	5/3/2022
10.24	First Amendment to Credit Agreement, dated March 29, 2022 among OnDeck Receivables 2021, LLC, various lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Deutsche Bank Trust Company Americas, as Paying Agent	10-Q	001-35503	10.4	5/3/2022
10.25	Amended and Restated Credit Agreement among Enova International, Inc., as a Borrower and the Parent, certain restricted subsidiaries of the Parent from time to time party hereto, as Borrowers, certain restricted subsidiaries of the Parent from time to time party hereto, as Guarantors, the Lenders party hereto, and Bank of Montreal, as Administrative Agent and Collateral Agent dated as of June 23, 2022	10-Q	001-35503	10.2	7/29/2022
10.26	Credit Agreement dated June 30, 2022 among OnDeck Receivables 2022, LLC, various lenders, and BMO Capital Markets Corp., as Administrative Agent and Collateral Agent, and Deutsche Bank Trust Company Americas, as Paying Agent	10-Q	001-35503	10.1	7/29/2022
10.27	Note Issuance and Purchase Agreement among NetCredit Receivables 2022, LLC as Issuer, Citibank, N.A. as Collateral Agent and Paying Agent, Jefferies Funding LLC as Initial Note Purchaser, each of note purchasers from time to time party hereto, and Jefferies Funding LLC, as Administrative Agent dated as of October 21, 2022	10-K	001-35503	10.46	2/24/2023
10.28	Third Amendment to Credit Agreement, dated November 18, 2022, among OnDeck Receivables 2021, LLC, various lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Deutsche Bank Trust Company Americas, as Paying Agent	10-K	001-35503	10.47	2/24/2023
10.29	Amendment No. 8 to Fourth Amended and Restated Credit Agreement, dated as of November 18, 2022, among Receivable Assets of OnDeck, LLC, as Borrower, the Lenders party thereto and Truist Bank, as Administrative Agent	10-K	001-35503	10.48	2/24/2023

10.30	Third Amendment to Lease Agreement, dated March 21, 2023, between Mark Zettl, as Court Appointed Receiver, and Enova International, Inc.	10-Q	001-35503	10.1	4/28/2023
10.31	Credit Agreement, dated May 25, 2023, among HWC Receivables 2023, LLC as Company, various lenders, Headway Capital, LLC as Originator and BNP Paribas as Administrative Agent and Collateral Agent and Deutsche Bank Trust Company Americas as Paying Agent	10-Q	001-35503	10.1	7/28/2023
10.32	First Amendment to Amended and Restated Credit Agreement among Enova International, Inc., as a Borrower and the Parent, certain restricted subsidiaries of the Parent from time to time party hereto, as Borrowers, certain restricted subsidiaries of the Parent from time to time party hereto, as Guarantors, the Lenders party hereto, and Bank of Montreal, as Administrative Agent and Collateral Agent dated as of October 19, 2023	10.K	001-35503	10.43	2/23/2024
10.33	Amendment No. 7 to Credit Agreement, dated November 15, 2023, among OnDeck Receivables 2021, LLC, various lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Deutsche Bank Trust Company Americas, as Paying Agent	10.K	001-35503	10.44	2/23/2024
10.34	Note Issuance and Purchase Agreement among NetCredit LOC Receivables 2024, LLC as Issuer, Citibank, N.A. as Collateral Agent and Paying Agent, each of the note purchasers listed on Schedule I thereto as Initial Note Purchasers, each of the other note purchasers from time to time party thereto, and Midtown Madison Management LLC, as Administrative Agent dated as of February 21, 2024	10-Q	001-35503	10.1	4/24/2024
10.35	Omnibus Amendment - Amendment No. 2 to Credit Agreement, Amendment to Backup Servicing Agreement and Reaffirmation of Performance Guaranty, dated as of June 27, 2024, by and among OnDeck Receivables 2022, LLC, various lenders, BMO Capital Markets Corp., as Administrative Agent and Collateral Agent, ODK Capital, LLC, as Servicer, Vervent Inc., as Backup Servicer, and Enova International, Inc., as Performance Guarantor	10-Q	001-35503	10.1	7/24/2024
10.36	Second Amendment to Amended and Restated Credit Agreement among Enova International, Inc., as a Borrower and the Parent, certain restricted subsidiaries of the Parent from time to time party thereto, as Borrowers, certain restricted subsidiaries of the Parent from time to time party thereto, as Guarantors, the Lenders party thereto, and Bank of Montreal, as Administrative Agent and Collateral Agent, dated as of September 11, 2024	10-Q	001-35503	10.1	10/23/2024

10.37	Omnibus Amendment - Amendment No. 1 to Credit Agreement and Amendment to Security Agreement, dated as of September 18, 2024, among HWC Receivables 2023, LLC, as company, the lenders party thereto, Headway Capital, LLC, as originator, Enova International, Inc., as performance guarantor, and BNP Paribas, as administrative agent and as collateral agent	10-Q	001-35503	10.2	10/23/2024
10.38	Second Amendment to Note Issuance and Purchase Agreement among NetCredit Receivables 2022, LLC as Issuer, Citibank, N.A. as Collateral Agent and Paying Agent, Jefferies Funding LLC as Administrative Agent and Initial Note Purchaser, Citibank, N.A., as Collateral Agent and Paying Agent, and the note purchasers from time to time party thereto, as dated as of October 15, 2024	10-K	001-35503	10.41	2/18/2025
10.39	Amendment No. 10 to Fourth Amended and Restated Credit Agreement and Omnibus Amendment, dated as of November 18, 2024, among Receivable Assets of OnDeck, LLC, as Borrower, Vervent Inc., as Backup Servicer, the lenders party thereto from time to time, Computershare Trust Company, National Association, as Custodian and Collateral Agent, and Truist Bank, as Administrative Agent	10-K	001-35503	10.42	2/18/2025
10.40	Amendment No. 8 to Credit Agreement, dated as of March 20, 2025, among OnDeck Receivables 2021, LLC, various lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Deutsche Bank Trust Company Americas, as Paying Agent	10-Q	001-35503	10.1	4/29/2025
10.41	Third Amendment to Amended and Restated Credit Agreement and Joinder, dated as of August 28, 2025, among Enova International, Inc., as a Borrower and the Parent, certain restricted subsidiaries of the Parent from time to time party thereto, as Borrowers, certain restricted subsidiaries of the Parent from time to time party thereto, as Guarantors, the Lenders party thereto, and Bank of Montreal, as Administrative Agent and Collateral Agent	10-Q	001-35503	10.2	10/24/2025
10.42	Loan and Security Agreement, dated as of July 17, 2025, among NetCredit LOC Receivables 2025, LLC, as Borrower, Banc of California, as Administrative Agent and Initial Class A Lender, Omaha ABF V LLC and Omaha ABF VII LLC, each as an Initial Class B Lender, and each of the other lenders from time to time party thereto	10-Q	001-35503	10.3	10/24/2025
10.43	Form of Voting Agreement, by and among Enova International, Inc., Grasshopper Bancorp, Inc., and certain stockholders of Grasshopper Bancorp, Inc.	8-K	001-35503	10.1	10/11/2025

10.44	Amendment No. 11 to Fourth Amended and Restated Credit Agreement, dated as of October 10, 2025, by and among Receivable Assets of OnDeck, LLC, the lenders party thereto and Truist Bank, as Administrative Agent					X
10.45	First Amendment to Note Issuance and Purchase Agreement, dated as of October 17, 2025, by and among NetCredit LOC Receivables 2024, LLC, the note purchasers party thereto, Citibank, N.A. as Collateral Trustee, and Midtown Madison Management LLC, as Administrative Agent					X
10.46	Amendment No. 3 to Credit Agreement and Reaffirmation of Performance Guaranty, dated as of November 7, 2025, by and among OnDeck Receivables 2022, LLC, the lenders from time to time parties thereto, BMO Capital Markets Corp., as Administrative Agent and Collateral Agent, and Enova International, Inc., as Performance Guarantor					X
10.47	Amendment No. 9 to Credit Agreement, dated as of November 14, 2025, among OnDeck Receivables 2021, LLC, various lenders, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Deutsche Bank Trust Company Americas, as Paying Agent					X
10.48	Amendment No. 10 to Credit Agreement, dated as of November 24, 2025, among OnDeck Receivables 2021, LLC, various lenders, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Deutsche Bank Trust Company Americas, as Paying Agent					X
19.1	Enova International, Inc. Insider Trading Policy					X
21.1	Subsidiaries of Enova International, Inc.					X
23.1	Consent of Deloitte & Touche LLP					X
31.1	Certification of Chief Executive Officer					X
31.2	Certification of Chief Financial Officer					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Enova International, Inc. Policy for The Recovery of Erroneously Awarded Incentive Compensation	10-K	001-35503	97.1	2/18/2025	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive					X[(2)]

	Data File because its XBRL tags are embedded within the Inline XBRL document.[1]	
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document[1]	X[2]
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X[2]

* Indicates management contract or compensatory plan, contract or arrangement.

---

(1) Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2025 and December 31, 2024; (ii) Consolidated Statements of Income for the years ended December 31, 2025, December 31, 2024 and December 31, 2023; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, December 31, 2024 and December 31, 2023; (iv) Consolidated Statements of Stockholders' Equity at December 31, 2025, December 31, 2024 and December 31, 2023; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023; and (vi) Notes to Consolidated Financial Statements.

(2) Submitted electronically herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENOVA INTERNATIONAL, INC.

Date: February 20, 2026

By: /s/ STEVEN CUNNINGHAM
Steven Cunningham
Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, the report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEVEN CUNNINGHAM Steven Cunningham	Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2026
/s/ SCOTT CORNELIS Scott Cornelis	Chief Financial Officer (Principal Financial Officer)	February 20, 2026
/s/ JAMES J. LEE James J. Lee	Chief Accounting Officer (Principal Accounting Officer)	February 20, 2026
/s/ DAVID FISHER David Fisher	Chairman of the Board of Directors, Executive Chairman	February 20, 2026
/s/ ELLEN CARNAHAN Ellen Carnahan	Director	February 20, 2026
/s/ LINDSAY CORBY Lindsay Corby	Director	February 20, 2026
/s/ DANIEL R. FEEHAN Daniel R. Feehan	Director	February 20, 2026
/s/ WILLIAM M. GOODYEAR William M. Goodyear	Director	February 20, 2026
/s/ JAMES A. GRAY James A. Gray	Director	February 20, 2026
/s/ GREGG A. KAPLAN Gregg A. Kaplan	Director	February 20, 2026
/s/ MARK MCGOWAN Mark McGowan	Director	February 20, 2026
/s/ LINDA JOHNSON RICE Linda Johnson Rice	Director	February 20, 2026
/s/ MARK A. TEBBE Mark A. Tebbe	Director	February 20, 2026

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Enova International, Inc.
175 W. Jackson Blvd., Suite 600
Chicago, IL 60604

Customer first
Best answer wins
Operate as an owner
Accountable for results
Top talent and teamwork